This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.
As confidentially submitted to the Securities and Exchange Commission on June 30, 2021
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
VERDANT EARTH TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)
Australia	4911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Level 33, Colonial Centre
52 Martin Place
Sydney NSW 2000
Australia
Tel.: +61 2 9227 8900
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
C T Corporation System
28 Liberty Street,
New York, NY 10005
Tel.: (212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
John T. Gaffney, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 Tel: (212) 351-4000 Fax: (212) 351-4035	Jonathan J. Russo, Esq. Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, New York 10019 Tel: (212) 858-1000 Fax: (212) 858-1500
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same of offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee
Ordinary Shares, no par value		US$	US$	US$
(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Preliminary Prospectus	Subject to Completion, dated June 30, 2021

Ordinary Shares
Verdant Earth Technologies Limited
This is the initial public offering in the United States of ordinary shares, no par value (“Ordinary Shares”), of Verdant Earth Technologies Ltd, an Australian corporation. We are offering    Ordinary Shares.
We expect the public offering price to be between US$    and US$    per share. Currently, no public market in the United States exists for the Ordinary Shares. After pricing of the offering, we expect that the Ordinary Shares will trade on Nasdaq under the symbol “VDNT.”
We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and a Foreign Private Issuer under the definition of the Securities Exchange Act of 1934, as amended and, as such, we have elected to comply with certain reduced public company reporting requirements.
Investing in the Ordinary Shares involves risks. Before buying any shares, you should carefully read the discussion of risks of investing in our Ordinary Shares under the caption “Risk Factors” beginning on page 14 of this prospectus.
	Per Ordinary Share(2)	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us(1)	US$	US$
(1)	We have agreed to issue warrants to the representative of the underwriters and reimburse the underwriters for certain expenses. See “Underwriting,” on page 99.
(2)	Assumes no exercise of the over-allotment option by the underwriters.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We have granted the underwriters an option, which is exercisable for up to 30 days after this date of this prospectus, to purchase up to    additional Ordinary Shares.
The underwriters expect to deliver the Ordinary Shares to purchasers against payment in U.S. dollars in New York, New York, on or about    , 2021.
Roth Capital Partners
Prospectus dated    , 2021.

We are incorporated under the laws of Australia. Certain of our directors and officers and certain other persons named in this prospectus are citizens and residents of countries other than the United States, and all or a significant portion of the assets of the certain directors, officers and other persons named in this prospectus are outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts any judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on U.S. federal securities laws.
You may rely only on the information contained in this prospectus. Neither we nor the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in the Ordinary Shares, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy the Ordinary Shares in any circumstances under which any such offer or solicitation is unlawful.
We have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of this prospectus outside of the United States.
i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS
Unless otherwise indicated or the context implies otherwise, any reference in this prospectus to:
•	“Verdant” refers to Verdant Earth Technologies Limited, an Australian corporation;
•	“the Company,” “we,” “us,” or “our” refer to Verdant and its consolidated subsidiaries, through which it conducts its business;
•	“tonne” refer to a metric ton, which equals approximately 2,204 pounds;
•	“shares” or “Ordinary Shares” refers to Ordinary Shares of Verdant; and
•	“Corporations Act” means the Australian Corporations Act 2001 (Cth).
PRESENTATION OF FINANCIAL INFORMATION
Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; for example, fiscal 2020 refers to our fiscal year ended June 30, 2020. All dates in this prospectus refer to calendar years, except where a fiscal year or quarter is indicated.
Our reporting and functional currency is the Australian dollar, and our financial statements included elsewhere in this prospectus are presented in Australian dollars. The consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. As a result, our financial statements may not be comparable to the financial statements of U.S. companies. Because the U.S. Securities and Exchange Commission, or SEC, has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP from foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.
All references in this prospectus to “US$,” “U.S. dollars,” and “dollars” mean U.S. dollars and all references to “A$” mean Australian dollars, unless otherwise noted.
This prospectus contains translations of some Australian dollar amounts into U.S. dollars. Except as otherwise stated in this prospectus, all translations from Australian dollars to U.S. dollars are based on the rate published by the U.S. Federal Reserve as of June 30, 2021, which was     U.S. dollars per Australian dollar. No representation is made that the Australian dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rate.
INDUSTRY AND MARKET DATA
This prospectus includes information with respect to market and industry conditions and market share from third-party sources or that is based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third-party sources has been accurately reproduced. However, we have not independently verified any of the data from third party sources. Similarly, our internal research is based upon the understanding of industry conditions, and such information has not been verified by any independent sources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.
Forward-looking statements may include statements with respect to:
•	our goals and strategies, and the goals and strategies of our businesses, including with respect to the development and expansion of our business;
•	potential projects, including the location, nature, fuel source and expected capacity of such projects;
•	our capital commitments and/or intentions with respect to our business, including the sufficiency of our liquidity and capital resources;
•	the nature and extent of future competition in the energy industry in the markets in which we plan to operate;
•	expected supply and demand trends in the Australian power market;
•	our ability to finance existing, and to source and finance new and greenfield projects and acquisitions;
•	the expected cost and expected timing of completion of our existing project and proposed projects and the anticipated capacity and results of such projects;
•	our ability to secure, or renew, appropriate governmental and regulatory licenses and approvals for our existing project and our proposed projects;
•	the price of, and our ability to successfully integrate, any acquired projects or businesses;
•	the expected cash flows from our electricity generation and future green hydrogen production businesses;
•	our planned capital expenditures;
•	our ability to successfully pursue renewable energy-based projects and acquisition opportunities;
•	our ability to obtain appropriate connection agreements;
•	our ability to enter into supply and generation agreements on competitive terms;
•	our ability to secure fuels, including biomass, timber waste and other fuels, to operate our power generation plant and, in turn, power our hydrogen production plant;
•	the performance and reliability of our future electricity generation plant and green hydrogen production plant and our ability to manage our operation and maintenance costs;
•	the expected cost and timing of the Redbank Recommission Project (as defined herein);
•	expected growth in demand for electricity and hydrogen in the markets that we plan to serve;
•	the legal and regulatory framework of the energy industry at the national, regional or municipal level in Australia;
•	the timing for the determination of all relevant consents, approvals and licenses required for the Redbank Recommission Project and the Verdant HV Hydrogen Project;
•
increased development costs, and the impact such increased costs could have on the development of additional power generation assets and the value of our assets, particularly with respect to electric and hydrogen power plants;

•	expected trends in energy consumption, particularly in Australia, Japan and South Korea; and
•	our intended use of proceeds from this offering.

All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we cannot assure you that these plans, objectives, expectations or intentions will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY
This summary provides a brief overview of information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in Ordinary Shares. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus. The information presented in this prospectus assumes that the underwriters’ option to purchase additional Ordinary Shares is not exercised.
Overview
We are a development stage green energy company in the process of repurposing and recommissioning a traditional baseload power plant to run on renewable fuel. Our goal is to develop a network of renewable energy projects in Australia that would include hydrogen production facilities producing green hydrogen. We believe co-development of green energy projects with hydrogen production facilities will serve the dual purpose of reducing reliance on traditional fossil fuels and supporting broad decarbonization goals. Our first project is the recommissioning and conversion to biofuels of a 146 MW electric baseload power generation plant, where we also intend to co-locate hydrogen fuel production technology to produce green hydrogen. According to a report commissioned by the Council of Australian Governments, global demand for hydrogen exported from Australia could be almost one million tonnes by 2030, adding A$11 billion in GDP growth each year by 2050.
In September 2018, we acquired the decommissioned Redbank Power Station, a 146 MW capacity coal-fired baseload electric power plant located in New South Wales (the “Redbank Power Station”) (approximately 90 kilometers from the Port of Newcastle). In 2014, the Redbank Power Station was shut down for upgrades, which were partially completed, but the plant was never restarted due to broader financial considerations. The acquired Redbank Power Station included the primary power generating equipment, the plant system both electrical and mechanical, 47 acres of land (approximately 50% of which is currently utilized) and all other related operating systems and facilities. We believe recommissioning the Redbank Power Station and converting it to run on biomass rather than coal tailings is an important first step in our strategy of becoming an early mover in the green hydrogen market in Australia. In addition, we expect the recommissioning of the Redbank Power Station to provide multiple near-term environmental and economic benefits. The use of biomass as fuel will have the non-commercial benefit of making use of renewable timber resources that currently have limited markets and, ultimately, reduce the amount of commercial waste timber being disposed to landfill sites.
We have engaged a team of engineering consultants who have confirmed their belief that the Redbank Power Station’s Circulating Fluidized Bed Boiler (“CFBB”) combustion system can operate on biomass subject to feed system modifications. Upon completion of this offering, we intend to recommission the power station to run entirely on biomass within 10 months assuming there are no delays or obstacles in the governmental and regulatory approval process (the “Redbank Recommission Project”). The Redbank Power Station, once the Redbank Recommission Project is completed, will be renamed the Verdant Hunter Valley Power Station (or the “Verdant HV Power Station”) and will be powered using biomass consisting of wood waste that will initially come from sustainable forestry waste and/or sustainable timber residues. Following receipt of the requisite governmental and regulatory approvals, as described in “—Regulatory Matters”, we also intend to use biomass from the waste and recycling industry for which we expect to receive tipping fees, as described in “Business—Sources of Revenue—Tipping Fees.” Based on estimates of our engineering consultants, we expect the Verdant HV Power Station will consume approximately 840,000 tonnes annually of biomass fuel. Based on industry metrics, we believe the fuel to be used by the Verdant HV Power Station will eliminate the reporting of 950,000 tonnes of carbon dioxide equivalent emissions per year (under Australia’s National Greenhouse Energy Reporting scheme) compared to the Redbank Power Station’s previous operation and effectively achieve “net zero” emissions.
Based upon our analysis supported by third-party engineering firms, we estimate the replacement value of the Redbank Power Station to be between A$430 million and A$870 million (or between US$    and US$  ) and the aggregate capital spending and operating costs to complete the Redbank Recommission Project to be approximately A$56.2 million (or US$  ) (see “—Our Strengths”). We currently estimate the full recommissioning process, including a three-month initial trial period during which time we will test the operation and performance of the Redbank Power Station, to take up to 10 months from completion of this offering, based on estimates for work from our engineering consultants and estimated timelines to receive the requisite governmental and regulatory approvals. Initial project planning is under way, and we are in discussions with relevant permitting authorities and feedstock suppliers. The Redbank Recommission Project is dependent on the timely receipt of the requisite governmental and regulatory approvals and the completion of this offering.
Once the Redbank Recommission project is completed, we believe the Verdant HV Power Station will become one of Australia’s largest standalone green energy baseload generators (excluding hydroelectricity projects). Initially, we plan to operate the Verdant HV Power Station continuously on a 24 hours a day/7 days a week basis (subject to planned and unplanned outages) to generate green electricity for sale into the National Energy Market (the “NEM”). We will also seek accreditation under the Renewable Energy (Electricity) Act 2000 (“REE”) in order to be eligible to receive large-scale generation certificates (“LGCs”) and other similar incentives from various government programs (“green certificates”). In order to be accredited to receive LGCs, we must submit an application to the Clean Energy Regulator (“CER”) which assesses it on its merits against the statutory qualifying criteria. The LGCs currently have monetary value and are tradeable in an active market in Australia.
We estimate that we will need approximately A$67 million (or US$ ) to complete the Redbank Recommission Project, including capital spending and operating costs of approximately A$56.2 million (or US$ ), as well as the costs of this offering, the repayment of acquisition debt, and financing and other indirect costs. We believe that the Verdant HV Power Station will generate earnings before interest, tax and depreciation and amortization (“EBITDA”) of A$67 million in less than five full years from commencement of operations based on initial project, plant operations and electricity production and other financial assumptions, and assuming that we do not encounter any delays or obstacles in the regulatory approval process (see “Business—Sources of Revenue”).
Subsequent to the completion of the Redbank Recommission Project, and subject to the receipt of the requisite governmental and regulatory approvals and additional required financing, we also plan to construct a scalable, green hydrogen production plant (we refer to the construction of this plant as the “Verdant HV Hydrogen Project”) on our available vacant land adjacent to the Verdant HV Power Station. Upon completion of the Verdant HV Hydrogen Project (we refer to the completed Verdant HV Project as the “Verdant HV Hydrogen Plant”), the Verdant HV Hydrogen Plant is expected to produce green hydrogen fuel using current electrolysis technology and powered by green electricity generated from our Verdant HV Power Station.
The Verdant HV Hydrogen Project is expected to be completed in two phases. In the first phase (“Hydrogen Project Phase 1”), we would expect to use approximately 10 percent of the electricity generated from our Verdant HV Power Station to produce up to 6 tonnes of green compressed hydrogen per day. Hydrogen Phase 1 is forecasted to be completed within 20 months following the completion of this offering, subject to adjustment based on prevailing market conditions and assuming timely receipt of the requisite governmental and regulatory approvals, and additional capital spending of approximately A$26 million (or US$  ), which would be funded by capital raised separately from this offering. In the second phase (“Hydrogen Project Phase 2”), subject to prevailing market conditions, the receipt of the requisite governmental and regulatory approvals and the receipt of additional required capital, we plan to commence scaling up of our hydrogen production capacity to approximately 60 tonnes of compressed hydrogen per day, ultimately utilizing up to 100 percent of the electricity generated from our Verdant HV Power Station. Any remaining capacity is expected to be sold at the wholesale spot prices in the NEM. Hydrogen Project Phase 2 is forecasted to commence within 24 months following the completion of this offering and to require capital spending of approximately A$190 million (or US$   ). We currently expect we will need to raise additional capital to finance each of the Hydrogen Project Phase 1 and Hydrogen Project Phase 2 through a mix of equity and debt financing. Decisions on each phase will be driven by market conditions and our ability to obtain the requisite governmental and regulatory approvals and additional financing. We plan to grow the production of green hydrogen based on market demand and financial returns relative to the sale of green electricity, subject to regulatory approval.
In addition to our Verdant HV Hydrogen Project, we are actively exploring other opportunities throughout Australia to develop additional green hydrogen projects similar to the Verdant HV Hydrogen Project. In particular, we are seeking underutilized renewable energy generation assets (such as solar and wind farms where power generation is not being fully utilized by the grid) where we can co-locate a hydrogen production plant. Given the current renewable energy opportunities in Australia, and subject to funding, our goal would be to have multiple projects under various stages of development to support the creation of a green hydrogen production network. By leveraging our management’s experience, knowledge, relationships in Australia’s renewable energy industry, we expect this network of green hydrogen projects to service both the domestic and export markets for green hydrogen. As the market for green hydrogen is in the early stages of development, we are also developing opportunities that facilitate the adoption of, and demand for, green hydrogen and that facilitate its export to what we anticipate to be high demand markets in Asia.
Market Opportunity for Green Hydrogen
Upon the completion of the Redbank Recommission Project, we believe we will be well positioned to take advantage of the market opportunity created by the drive in Australia and neighboring markets towards net zero emissions. The Company believes it will benefit from current trends in the energy markets, including (i) the increasing global focus on the move away from fossil-based fuels to support decarbonization, (ii) green hydrogen’s potential role in addressing decarbonization, as outlined by the International Renewable Energy Agency and (iii) the leadership role being played by Australia and key countries in Asia, particularly Japan and South Korea, in promoting the use of green hydrogen in major industries and applications. Key initiatives relating to the green hydrogen market include:
•
The Paris Agreement, which to date has been signed by 191 states and the European Union, aims to limit CO2 emissions to net zero emissions globally in the second half of the century. Signatories to the agreement must submit emissions reduction commitments. The NSW government has committed to an aspirational objective of achieving net zero emissions by 2050. Additionally, approximately 70% of Australia’s major trading partners have pledged to achieve net zero emissions by 2050 or 2060, including Japan, South Korea, the United States and the European Union.

•
The potential for hydrogen to play a key role in achieving net zero emissions if it is produced from renewable energy. According to Bloomberg New Energy Finance, green hydrogen could provide up to 24% of global energy needs by 2050, cutting CO2 emissions by up to 30%.

•
Commitment to national hydrogen strategies by Australia, Japan and South Korea to transform themselves into hydrogen fueled economies in the next 30 years and to make significant investments in research, development and commercialization of green hydrogen. Japan and South Korea have signed a cooperation agreement and letter of intent with Australia, respectively, to support future hydrogen export from Australia and to develop international certification standards for hydrogen trade.

•
Australia’s positioning to play a key role in the global shift to hydrogen-fueled economies based on its: (1) abundant renewable energy resources available at low cost, which are essential for green hydrogen to reach scale; (2) developed regulatory, safety and market infrastructure that is necessary for the industrialization of green hydrogen production; and (3) geographic proximity to Asian markets where demand for green hydrogen is expected to grow in the coming years, including Japan, South Korea, China and Singapore.

Our Strengths
We believe that the following strengths position us to execute our business plans successfully:
•
Our baseload electric power plant gives us financial advantages. We own and are recommissioning a coal-fired baseload electric power plant, which we acquired at a discount to greenfield replacement cost, and are in the process of converting it into a renewable energy plant. Because the plant has substantially all of the necessary infrastructure in place, including primary power generating equipment and the balance-of-plant systems, we estimate that the cost of the Redbank Recommission Project will be significantly lower than the cost of constructing a new standalone renewable energy plant of similar generation capacity. Currently, when completed, we expect the plant will be one of the largest green baseload generators in Australia (excluding hydroelectric plants).

•
Short recommissioning timeline and payback period for our Redbank Recommission Project. We estimate the recommissioning period of the Redbank Power Station to be approximately 10 months from the completion of this offering, as opposed to the typical power generation plant development and construction timeline for equivalent electrical output of several years. In addition, unlike many infrastructure projects of similar size, the payback period for the Redbank Recommission Project is anticipated to be less than five full years of operations, based on the low upfront capital costs, assuming (i) operation on a stand-alone basis, (ii) no delays or obstacles in the regulatory approval process and (iii) earnings based on the wholesale price of energy sold into the NEM, our entitlement to and average pricing of LGCs and tipping fees, and operating costs at levels similar to the historic operating costs of the Redbank Power Station. See “Business—Sources of Revenue.”
•
We expect that the Verdant HV Hydrogen Plant, once completed, will benefit from being close to both the Sydney domestic market and the Port of Newcastle. Once completed, our Verdant HV Hydrogen Plant will be strategically positioned with access to both large local markets on the east coast of Australia, as well as to Asian markets via ports. The planned site for the Verdant HV Hydrogen Plant will be well situated, via major highways, to the Port of Newcastle, Australia’s third largest port by volume, and to Sydney, Australia’s largest city. It will also be adjacent to a major railway with direct access to the east coast rail network and the Port of Newcastle.

•
Our Verdant HV Power Station and Verdant HV Hydrogen Plant, once completed, are expected to have the flexibility to generate multiple revenue streams, including electricity sales, green certificates tipping fees and revenue from the sale of green hydrogen. The Verdant HV Power Station, when operating solely on sustainable forestry and timber residues, is expected to generate income from the sale of electricity and the generation and sale of LGCs (until the program’s expiration in 2030). Following receipt of all applicable approvals, as described in “—Regulatory Matters,” the Verdant HV Power Station will also generate tipping fees for disposing of commercial waste timber from commercial recycling sources. Following the planned construction and commencement of the Verdant HV Hydrogen Plant, we will begin to generate sales from the production of green hydrogen. We plan to grow the production of green hydrogen based on market demand and financial returns relative to the sale of green electricity, subject to the requisite governmental and regulatory approvals and the receipt of additional required financing. Additionally, we plan to build flexibility into our hydrogen contracts such that in times of high electricity demand or a shortage in supply leading to high energy prices, we are able to elect to sell green energy into the grid (subject to satisfying any green hydrogen offtake agreements).

•
Competitive advantage over other new entrants and access to new project opportunities for green hydrogen projects via our experienced senior management team with a history of acquiring, developing, financing, building and operating businesses in the energy industry. Management has previously held senior business development, financial, operations, and sales positions at private and publicly traded energy companies, including renewable energy operations. We believe our senior management team has strong relationships in Australia’s renewable energy industry, including with key biomass feed stock sources, key plant engineering firms and related supply chain partners in Australia and Asia. We believe that these relationships may give us a competitive advantage over other new entrants. In addition, we believe we will be able to leverage our management’s relationships, built over decades, to identify new project opportunities for green hydrogen projects.

Our Strategy
Our mission is to be one of Australia’s leading commercial-scale suppliers of green hydrogen to both domestic and export markets through integration of green hydrogen production with green power generators, and to continue the development of integrated green hydrogen and green power projects in the future. We are pursuing a multi-pronged strategy to support our mission.

The key elements of our strategy include:
•
Establishing a green energy and green hydrogen project by leveraging our baseload green power project. Subject to receipt of the requisite governmental and regulatory approvals, we intend to recommission the 146 MW Redbank Power Station, which we believe provides us significant financial advantages over green field power production development. Upon completion of the Redbank Recommission Project, we plan to commence electricity sales into the NEM, which we believe can be done profitably, to support the development of our Verdant HV Hydrogen Project. Then, subject to available capital and the receipt of the requisite governmental and regulatory approvals, we intend to build out an integrated green hydrogen production facility.

•
Leverage our expected position as an early mover in the green hydrogen market to identify and create a network of green hydrogen project opportunities to become a leading green hydrogen provider for Australia. We believe successful development of the Verdant HV Hydrogen Project would make us an early mover of green hydrogen production in Australia and allow us to build a significant position in the industry. We intend to leverage this position to build out a network of green power and green hydrogen projects. In addition, we are actively seeking opportunities to develop additional green hydrogen projects in multiple locations across Australia as well as develop or acquire low cost renewable generation that can be matched with electrolyzers for green hydrogen production. We believe Australia’s abundant local green energy resources and proximity to export markets, along with being an early mover in the green hydrogen market, will position us well to capitalize on the Australian market for green hydrogen.

•
Utilize our expected position as a future producer of green hydrogen, from strategically positioned Australia, to develop opportunities that facilitate the adoption of, and demand for, green hydrogen and its export to high demand markets such as Asia. We believe our expected position as a future producer of green hydrogen and Australia’s regulatory, safety and market infrastructure will help provide opportunities to facilitate adoption and demand of green hydrogen in Australia and in nearby Asian countries like Japan and South Korea. We intend to leverage our expected early mover position and geographic proximity to and relationships with nearby Asian countries in the energy space to take advantage of the continued growth of the market for green hydrogen in Asia.

•
Leverage our status as a U.S. publicly-traded company and access to the capital markets to support inorganic growth. We believe our initial public offering will provide us with a competitive advantage in developing and building out potential green hydrogen projects in Australia.

Financial Position/Capital Expenditures
We have incurred operating losses since our inception and do not expect to generate revenue until after we complete the planned recommissioning and restart of the Redbank Power Station. From our incorporation on March 6, 2018 through June 30, 2021, we have funded our operations primarily through the issuance and sale of new Ordinary Shares totalling A$18.82 million (or US$   ) (before issuing costs) and the issuance of convertible notes totalling A$1.94 million (or US$  ) (before issuing costs). We anticipate incurring additional losses and negative cash flows from operations until such time, if ever, that we can restart the Redbank Power Station and thereafter until the plant generates sufficient revenues to exceed our expenses. As of June 30, 2021, we had cash and cash equivalents of A$   (or US$   ). Our primary uses of cash are to fund the development of our business plan and fund the fees and expenses related to this offering.
We estimate that we will need approximately A$67 million (or US$   ) in gross proceeds to complete the Redbank Recommission Project as described below, including capital spending and operating costs of approximately A$56.2 million (or US$ ), as well as the costs of this offering and financing and other indirect costs. Our forecasts indicate that these amounts will be expended during fiscal 2022 and we will need to raise additional capital. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund the costs of the Redbank Recommission Project, including to recommission the Redbank Power Station, obtain water rights, obtain the requisite governmental and regulatory approvals, augment material handling systems, complete market registrations and connections, engage and ensure staff are adequately trained, procure fuel, repay outstanding debt, pay costs of raising capital and ensure we have the working capital required to commence operations.

Following completion of the Redbank Recommission Project, and subject to receipt of the requisite governmental and regulatory approvals described in “—Regulatory Matters” and additional required capital, we plan to commence the Verdant HV Hydrogen Project. In order to fund the costs of completing Hydrogen Project Phase 1, we would need an additional A$26 million (or US$   ) which we intend to fund through a mix of equity and debt financing. Based on estimated permitting timelines, we would expect Hydrogen Project Phase 1 to commence within 12 months following the completion of this offering, and to be completed within 20 months following the closing of this offering.
Subject to receipt of the requisite governmental and regulatory approvals described in “—Regulatory Approvals” and additional required capital, we intend to explore Hydrogen Project Phase 2, which we expect to commence within 24 months following the completion of this offering. Based on initial high-level cost estimates for Hydrogen Project Phase 2, we expect to seek an additional A$190 million (or US$  ) through a mix of equity and debt financing, but this could vary depending on advancements in and cost improvements of electrolyzer technology or other changes in prevailing market prices.
The anticipated timelines with respect to the Redbank Recommission Project and each phase of the Verdant HV Hydrogen Project are outlined below.

The construction of hydrogen production facilities is a time-consuming, expensive and uncertain process that may take many years to complete, and we may never generate the output of energy or revenue and profitability as planned. For more information about our present and future funding requirements and our expected operating expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Regulatory Matters
The existing Redbank Power Station was constructed in proximity to the established national electricity network and other industrial activities and was permitted to run on coal tailings pursuant to a development consent that expires in 2031. To convert the Redbank Power Station from a coal to biomass fuel source, an additional development consent is required. There are multiple approval pathways that can be pursued by the Company to obtain the required development consent and there are due process requirements to be complied with for each pathway. The two main pathways are to apply to the local council for either a modification application to the existing development consent or for a new standalone consent, or alternatively to the NSW state government for a new standalone consent. It is not unusual to apply for the development consent on multiple pathways concurrently. In each case, environmental assessments are required and the relevant consent authority assesses the application on its merits. The relevant consent authority typically makes a determination in four to eight months of the application being submitted.
Other approvals will be necessary in addition to this development consent. These approvals include a variation to the Redbank Power Station’s existing environment protection license to authorize power generation using biomass fuel and resource recovery orders and exemptions to allow for the processing of timber residue and commercial waste timber. Water is also required to operate the Redbank Power Station and the Company will need to acquire water rights on the open market in order to obtain the relevant water usage rights. The Company expects to obtain the required development consent for the Redbank Recommission Project through one of the available pathways described and within the time frames provided in this prospectus, and to obtain the timely receipt of additional required approvals for the Redbank Recommission Project in the ordinary course of business. In addition, we will need to obtain development consent to extend the operating life of the Redbank Power Station beyond 2031. For more information on the approvals and licenses required to complete the Redbank Recommission Project and to further develop the Verdant HV Power Station and the Verdant HV Hydrogen Project, see “Regulatory Matters—Environment and Planning Regulatory Framework.”
Corporate Information
We were incorporated on March 6, 2018 under the laws of Australia under the name Hunter Energy Limited and changed our name to Verdant Earth Technologies Limited in 2021.
Our headquarters and registered offices are located at Level 33, Colonial Centre, 52 Martin Place, Sydney NSW 2000, and our telephone number there is +61 (2) 9227 8900. Our website address is verdantearth.com.au. Information on our website and the websites linked to it do not constitute a part of this prospectus.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:
•	the last day of the fiscal year during which we have total annual gross revenues of US$1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more;
•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or
•
the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last day of our most recently completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company.” In addition, Section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.
Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period. This election is irrevocable.
Implications of Being a Foreign Private Issuer
Upon effectiveness of this registration statement, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, that are applicable to “foreign private issuers,” and under those requirements we will file reports with the SEC. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Ordinary Shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.
Under Australian law, we prepare financial statements on an annual and semi-annual basis, and we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.
For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.
Organizational Structure
Verdant Earth Technologies Limited is a holding company that owns a number of subsidiaries. Acting through these entities, we propose to recommission, construct and develop a number of projects, as described in “Business.”

Risk Factors Summary
Investing in our Ordinary Shares involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Ordinary Shares. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially and adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face:
Risks Related to Our Business
•	Our results of operations and financial condition are dependent upon the economic, environmental, social and political conditions in Australia.
•
The global pandemic arising from the outbreak and spread of coronavirus (“COVID-19”) has had, and may continue to have, a significant impact on the energy industry and the macro-economic environment in which we plan to operate.

•	Our lack of any significant operating history may make it difficult for you to evaluate our future viability.
•	Our financial statements contain an explanatory paragraph regarding uncertainty as our ability to raise capital and therefore cast substantial doubt about our ability to continue as a going concern.
•	We plan to operate in highly competitive energy and power markets.
•	We will be exposed to electricity spot market, fuel and other commodity price volatility.
•	We have limited experience producing green hydrogen on a commercial basis.
•	The generation of green hydrogen by us and our competitors may outpace the demand for green hydrogen, resulting in an oversupply and lower than expected prices.
•
Our revenue and profitability will initially rely on our ability to generate and sell electricity, and once our planned Verdant HV Hydrogen Plant is operational, will thereafter rely substantially on our ability to sell green hydrogen, and disruption in the operation of our planned plants for any reason will have an adverse effect on our operating and financial performance.

•	We may be unsuccessful or face delays in recommissioning the Verdant HV Power Station, and such delays may have an adverse effect on our expected cash flows and operating and financial performance.
•
Once operational, our Verdant HV Power Station will rely on power transmission and distribution facilities that we do not own or control and that may be subject to transmission constraints. If these facilities fail to provide us with adequate capacity, we may be restricted in our ability to deliver wholesale electric power and we may either incur additional costs or forego revenues.

•	The results of the full-scale feasibility study on the Verdant HV Hydrogen Project may not be favorable, and we may be unable to pursue the Verdant HV Hydrogen Project.
•
We do not know with certainty what the likely price of green hydrogen fuel will be at the time that our Verdant HV Hydrogen Plant becomes operational, if ever, and therefore our Verdant HV Hydrogen Project may not generate expected levels of revenue and our projections of financial feasibility are subject to inherent risk.

•
We may be unable to access the capital or financial markets on favorable terms or at all, which would impede our ability to meet our funding requirements and successfully recommission, construct and develop our proposed projects.

•	Proposed and potential recommissioning, construction or development projects may not be completed or, if completed, may not be completed on time or perform as expected.
•	Our expansion, development and acquisition strategy may be limited due to market conditions beyond our control. We may also be unable to identify suitable assets for acquisition.
•	Future acquisitions may not perform as expected.
•
We may not be able to enter into long-term contracts for the sale of green hydrogen, which would reduce volatility in our results of operations, or secure appropriate shipping for export of green hydrogen.

•	We may be unable to secure biomass for the Verdant HV Power Station and be exposed to significant financial credit or performance risk.
•	If the Verdant HV Power Station is unable to provide electricity to the Verdant HV Hydrogen Plant, the Verdant HV Hydrogen Plant will lose its ability to produce green energy.
•
Revenue from our proposed projects, once completed, may be adversely affected if there is a decline in public acceptance or support of our proposed projects, or regulatory agencies, local communities, or other third parties delay, prevent, or increase the cost of constructing and operating our projects.

•	Unexpected increases in variable operating costs including labor, insurance and maintenance, may adversely affect our operating and financial performance.
•
Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing and operating our projects, which could adversely affect our partner relationships or adversely affect our growth.

•	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.
•	We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements.
•	The interruption or failure of our information technology, communication and processing systems or external attacks and invasions of these systems could have an adverse effect on us.
•	Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks.
•
Liability relating to contamination and other environmental conditions may require us to conduct investigations or remediation at the properties underlying our projects and may impact the value of properties that we may acquire.

Risks Related to Government Regulation
•	The Australian electricity market in which we operate is subject to various government regulations.
•
The variation, reduction or elimination of government economic incentives for renewable energy technologies or other related policies or any change in the market design of the NEM could adversely affect our business, financial condition and results of operations.

•	Our facilities, operations, equipment and new projects are subject to numerous environmental, health and safety laws and regulations that may expose us to significant costs and liabilities.
•
We may not acquire the necessary approvals to use commercial waste timber or alternatively the government program that provides these incentives could end, which would limit our access to revenues through tipping fees.

•
In order to complete the Redbank Recommission Project and to further develop the Verdant HV Power Station and the Verdant HV Hydrogen Project, a number of commonwealth, state and local regulatory approvals and licenses are required. Obtaining such approvals and licenses can be costly and time-consuming and our business and anticipated profitability may be adversely affected if we do not timely obtain required approvals or licenses.

•	We will need to comply with Australian regulations regarding the use of water, including the acquisition of the requisite water access licenses.
•
The existing development consent for the Redbank Power Station allows the power station to operate until 2031, and we will need to modify the development consent in order to extend the operating life of the plant beyond 2031.

•	Certain Australian government regulations that we will have to comply with require conducting environmental assessments that may cause delay in our planned projects.
•	Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our statement of financial position.

•
The Australian regulatory framework governing the collection, processing, storage, and use of business information is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws, regulations or contractual obligations may adversely affect our business.

Risks Related to Our Corporate Structure
•	We are incorporated in Australia and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
•	It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Australia.
•	We are subject to the laws of Australia, which differ in certain material respects from the laws of the United States.
•
We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic issuers listed on the Nasdaq Global Market.

•
As a foreign private issuer, we may follow certain home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.

•	Australian corporate law may impede a takeover of our Company by a third party, which could adversely affect the value of our Ordinary Shares.
•
Our directors have general authority, subject to the Corporations Act, to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

•	We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.
Risks Related to Our Ordinary Shares and this Offering
•	We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors.
•
If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

•
Because there is no existing market for our Ordinary Shares, our initial public offering price may not be indicative of the market price of our Ordinary Shares after this offering, an active trading market in our Ordinary Shares may not develop or be sustained and the market price of our Ordinary Shares could fluctuate significantly, and you could lose all or part of your investment.

•	We will incur increased costs as a result of becoming a public company.
•	The market price of our Ordinary Shares could be adversely affected by future sales and distributions of our Ordinary Shares or the perception that such sales and distributions may occur.
•	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
•
We may issue additional Ordinary Shares in the future, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders.

•	We are not likely to issue dividends for the foreseeable future.
•
We expect that any dividend payments on our Ordinary Shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

THE OFFERING
Ordinary shares offered by us
    Ordinary Shares (or    Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).
Ordinary shares to be outstanding immediately after this offering
    Ordinary Shares (or    Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).(1)
Option to purchase additional shares
We intend to grant the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to     additional Ordinary Shares from us at the public offering price less the underwriting discount.
Use of proceeds
We intend to use the net proceeds from this offering to (i) repay approximately A$3.7 million (or US$   ) of indebtedness incurred in connection with the acquisition of the Redbank Power Station that accrues at an interest rate of 12.0% per annum and has a final maturity date of July 31, 2022, (ii) fund the recommissioning of the Redbank Power Station (including (a) approximately A$37.5 million (or US$   ) for capital expenditures such as plant recommissioning/construction, biomass materials handling equipment, grid registration and connection, plant spare parts inventory and water rights and (b) approximately A$18.7 million (or US$   ) for operating expenditures such as employment costs, fuel inventory and working capital) and (iii) for general corporate purposes. See “Use of Proceeds.”
Underwriting
See “Underwriting” for information about the distribution of the Ordinary Shares, including the timing and pricing of the offering and the method of distribution.
(1)	The number of Ordinary Shares outstanding after this offering is based on 313,356,158 Ordinary Shares outstanding as of June 30, 2021, and excludes:
•
10,000,000 Ordinary Shares issuable upon the vesting of performance shares outstanding, which we refer to as the Performance Shares, pursuant to a Sale and Purchase Agreement dated February 17, 2021, which we refer to as the Sale and Purchase Agreement, which shares are subject to repurchase by us at a nominal amount if applicable vesting conditions are not satisfied;

•
21,555,554 Ordinary Shares issuable upon the optional conversion of approximately A$1,940,000 of outstanding indebtedness under Convertible Notes due November 2021 and December 2021, which we refer to as the 2021 Notes;

•
an aggregate of 44,584,250 Ordinary Shares issuable upon the exercise of share options outstanding as of May 31, 2021, which includes options to purchase (i) 6,803,000 Ordinary Shares at an exercise price of A$0.300, (ii) 20,000,000 Ordinary Shares at an exercise price of A$0.075 and (iii) 17,781,250 Ordinary Shares at an exercise price of A$0.200;

•
warrants to be issued to the representative of the underwriters upon the completion of this offering in an amount equal to 7% of the Ordinary Shares sold in this offering, as described in “Underwriting—Other Relationships”; and

•
five-year warrants issued to Digital Offering, LLC, which we refer to as Digital Offering, for the purchase of     Ordinary Shares, exercisable at any time at an exercise price of $0.01, and five-year warrants to be issued to Digital Offering for the purchase of 0.5% of the Ordinary Shares outstanding after the completion of this offering, exercisable at an exercise price of $0.01 if the volume weighted average price of our Ordinary Shares is at least 120% of the initial public offering price for 30 consecutive trading days within the first six months after the completion of this offering, as described in “Underwriting—Other Relationships.”

Except as otherwise indicated herein, all information in this prospectus assumes the following:
•	no exercise by the underwriters of their option to purchase additional Ordinary Shares in this offering; and
•	no exercise of the outstanding stock options or conversion of performance shares described above.

Risk factors
An investment in the Ordinary Shares involves significant risks. See “Risk Factors.” You should carefully consider the information in this prospectus before you decide to invest in the Ordinary Shares. If any of such risks actually occurs, our business, prospects, financial condition and results of operations could be materially affected, the trading price of the Ordinary Shares could decline and you could lose all or part of your investment.
Proposed stock trading symbol
“VDNT”

RISK FACTORS
You should carefully consider the risks described below, together with all of the other information in this prospectus. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of the Ordinary Shares could decline. Our business involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of the Ordinary Shares could decline.
Risks Related to Our Business
Our results of operations and financial condition are dependent upon the economic, environmental, social and political conditions in Australia.
All of our existing assets are in Australia, and we expect to complete construction projects and secure additional development projects in Australia. As a result, our results of operations are dependent upon the economic, social and political conditions in Australia, and we are exposed to a variety of risks, including risks related to:
•	heightened economic volatility;
•	difficulty in obtaining authorizations, permits and licenses required for the operation of our projects and planned projects;
•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;
•	trade protection measures, import or export restrictions, licensing requirements and environmental, codes and standards;
•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;
•	Potentially adverse tax developments or interpretations;
•	changes in political, social and/or economic conditions;
•	fluctuations in the availability of funding;
•	changes in our relationships with the different stakeholders in the communities surrounding our facilities; and
•	changes in the regulatory and environmental legal framework, including the costs of complying with environmental and energy regulations.
Additionally, our current business plan contemplates that our revenue will be derived initially from the sale of green energy and thereafter primarily from the sale of green hydrogen. The demand for green hydrogen is largely driven by the economic, political and regulatory conditions of the countries where we plan to sell green hydrogen. Therefore, our results of operations and financial condition are, to a large extent, dependent upon the overall level of economic activity in these countries. Should economic or political conditions deteriorate in any of the countries in which we plan to sell green energy or green hydrogen, such an occurrence could have a material adverse effect on our business, financial condition, results of operations or liquidity.
The global pandemic arising from the outbreak and spread of COVID-19 has had, and may continue to have, a significant impact on the energy industry and the macro-economic environment in which we plan to operate.
The global pandemic arising from the outbreak and spread of COVID-19 has had a material effect on global economic markets and the operation of a wide variety of businesses, including those in the energy industry. The global economic outlook is facing unprecedented uncertainty due to the pandemic, which has had and may continue to have a significant impact on the industry dynamics to which we are subject (including the ability to import component parts) and the macro-economic environment in which we will be operating.
Our lack of any significant operating history may make it difficult for you to evaluate our future viability.
We were incorporated in March 2018 and have limited operating history upon which to base decision as to whether we will be able to achieve our business plans. Our Verdant HV Power Station and Verdant HV

Hydrogen Project, are proposed projects and, if they are completed, they will be subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history, unfavorable market forces and potential undercapitalization. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including our ability to complete the recommissioning of the Redbank Power Station, commence the operation of the Verdant HV Power Station, the development and operation of the Verdant HV Hydrogen Project and to attract customers for green hydrogen. There can be no assurance we will achieve our projected goals or accomplish our business plans and such failure could have a material adverse effect on our operations and our shareholders. If we are not able to achieve and maintain operating revenues, we could fail to execute on our business plans and you could lose your entire investment.
Our financial statements contain an explanatory paragraph regarding uncertainty as our ability to raise capital and therefore cast substantial doubt about our ability to continue as a going concern.
Our audited financial statements for the period ended June 30, 2020 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern if we are unable to raise further capital. We have incurred losses in each year since our inception, including net losses of approximately A$2.5 million (or US$  ) and A$2.4 million (or US$  ) for the years ended June 30, 2020 and 2019, respectively. As of June 30, 2020, we had an accumulated deficit of approximately A$8.9 million (or US$  ). These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. Our Audited Consolidated Financial Statements for fiscal year ended June 30, 2020 do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Future financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate our development plans for, or commercialization efforts, with respect to our projects. This may raise substantial doubts about our ability to continue as a going concern.
We plan to operate in highly competitive energy and power markets.
The Australian market for electricity generation is highly competitive in terms of pricing, quality, development and introduction time, power purchase agreements, customer service and financing terms. Moreover, the market is rapidly evolving with new technologies. We face downward price pressure, a concentrated hedging market for electricity and green certificates, and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities, government incentives and/or consumer demand.
We face strong competitors in the Australian green electricity generation and green hydrogen market, some of which are larger and may have greater resources in a given business area than we have and which may have more efficient cost structures. In addition, a significant number of new generation projects by competitors are in development or are planned, which may result in grid congestion and may make the market even more competitive. This competition could result in decreased revenue, increased pricing pressure, and loss of market share, any of which could adversely affect our business, results of operations, and financial condition.
The evolution of competitive electricity markets and the continued development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where we sell or intend to sell power. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. Any of these factors alone, or in combination, may negatively impact our business or one or more of our growth strategies and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.
We will be exposed to electricity spot market, fuel and other commodity price volatility.
Prior to the operation of our Verdant HV Hydrogen Project, we plan to sell electricity into the Australian National Electricity Market, or NEM, the Australian wholesale spot market, through our Verdant HV Power Station. As a result, we are taking on what is known as merchant risk and are exposed to spot market prices, which tend to fluctuate substantially and may from time to time be below the cost of generation incurred by us. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be sold or used as we produce it. As a result, power prices are subject to significant volatility from supply and demand imbalances, especially within the NEM in which we plan to sell electricity, unless we secure alternative power purchase agreements. Typically, spot market prices for electricity are volatile and reflect such factors as grid congestion, the fluctuating cost of inputs such as coal, natural gas and oil, rain volumes or the conditions of hydro-electric reservoirs, the degree of and exposure to solar irradiance, and wind conditions. Therefore, any changes in the supply and cost of biomass, which is the fuel we plan for our Verdant HV Power Station to use to generate electricity, alone or together with the foregoing or the unexpected unavailability of other generating units, may impact spot market prices for electricity. Volatility in market prices for fuel and electricity may result from many factors which are beyond our control. As we approach commercial operation, we may enter into hedging and futures arrangements. Additionally, we may in the future enter into long-term offtake arrangements to attempt to mitigate these pricing risks, or we may enter into financial or physical energy hedges, including hedges that require delivery of a specified amount of energy at a specified time in return for a fixed price.
We have limited experience producing green hydrogen on a commercial basis.
To date, we have limited experience producing green hydrogen on a commercial basis. We plan for our Verdant HV Hydrogen Plant, once in operation, to produce green hydrogen fuel using electrolysis technology and to be powered by green electricity generated from our planned Verdant HV Power Station. Over time, and subject to prevailing market conditions and the receipt of the requisite governmental and regulatory approvals and additional financing, we plan to commence scaling up of our hydrogen production capacity. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to the functioning of our planned Verdant HV Power Station and our Verdant HV Hydrogen Plant will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our commercialization schedule or to satisfy customer demand. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.
The generation of green hydrogen by us and our competitors may outpace the demand for green hydrogen, resulting in an oversupply and lower than expected prices.
While we believe that there will be growing demand for green hydrogen in the coming years, particularly in Japan, South Korea and other Asian markets, we are aware of a significant number of new generation projects by competitors that are in development or at the planning stage which, if they are built and become operational, would increase the supply of green hydrogen in the market. Additionally, the demand for green hydrogen will be substantially reliant on technology being available to run on hydrogen fuel that may be unavailable or not yet commercially viable or widely commercially available. Therefore, increased supply of green hydrogen could outpace demand, which would lead to lower prices. There can be no assurance as to the price of green hydrogen in the future. Any decrease in the price of green hydrogen may result in less income which would decrease our revenue and profitability.
Our revenue and profitability will initially rely on our ability to generate and sell electricity, and once our planned Verdant HV Hydrogen Plant is operational, will thereafter rely substantially on our ability to sell green hydrogen, and disruption in the operation of our planned plants for any reason will have an adverse effect on our operating and financial performance.
To generate revenue, we plan to initially rely on the sale of electricity from our planned Verdant HV Power Station and, once it becomes operational, to rely substantially on the sale of green hydrogen produced from our planned Verdant HV Hydrogen Plant. If we experience any significant disruption in the operation of our planned plants or a serious failure of a critical piece of equipment used in the plants, we may be unable to supply electricity and/or green hydrogen to our customers in a timely manner or supply low cost green energy to our planned Verdant HV Hydrogen Plant, once it is operational. Interruptions in power generation could be caused by many factors, including, but not limited to, equipment failures, impaired connection, the introduction of new equipment into the generation process, information technology system failures, external service failures, force majeure events or planned outages taking longer than expected. The lead-time for connection, delivery, installation, testing, repair, and maintenance of generation equipment can be extensive. We have never operated our proposed Verdant HV Power Station, which is currently being recommissioned, or our proposed Verdant HV

Hydrogen Plant, and the profitability of the proposed projects is uncertain due to, among other things, the requisite governmental and regulatory approvals, the availability and prices of biomass, and changes in the market for green electricity or green hydrogen. No assurance can be given that we will or be able to meet production capacity due to future production delays or interruptions the operation of our planned plants.
We may be unsuccessful or face delays in recommissioning the Verdant HV Power Station, and such delays may have an adverse effect on our expected cash flows and operating and financial performance.
Our ability to generate electricity from the Verdant HV Power Station will depend on the successful completion of the Redbank Recommission Project, including recommissioning and refurbishing the Redbank Power Station, obtaining water rights, obtaining the requisite governmental and regulatory approvals, augmenting material handling systems, completing market registrations, engaging and ensuring staff are adequately trained, procuring fuel, repaying outstanding debt, paying costs of raising capital and ensuring we have the working capital required to commence operations. The Redbank Recommission Project may experience significant delays in completion, require additional financing than our anticipated budget, or not be completed in accordance with our assumptions and estimates. In particular, while a portion of recommissioning costs will be contractually fixed, the remainder of the anticipated recommissioning costs may exceed our anticipated budget, in part due to the inherent complexity of power stations and risks relating to obtaining the requisite governmental and regulatory approvals and the specialized technology involved. As such, we may face increased costs and timing delays which may delay or reduce the expected cash flows and impact our operating and financial performance.
Once operational, our Verdant HV Power Station will rely on power transmission and distribution facilities that we do not own or control and that may be subject to transmission constraints. If these facilities fail to provide us with adequate capacity, we may be restricted in our ability to deliver wholesale electric power and we may either incur additional costs or forego revenues.
Our electricity generation business will depend upon connection to transmission facilities owned and operated by others to deliver the wholesale power we sell from our planned Verdant HV Power Station and which are also subject to governance by the Australian Energy Market Operator (“AEMO”). If transmission is disrupted, our ability to sell and deliver wholesale power may be adversely impacted. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. In addition, the AEMO has the power to reduce the amount of electricity that we can sell into the NEM at any given time.
The results of the full-scale feasibility study on the Verdant HV Hydrogen Project may not be favorable, and we may be unable to pursue the Verdant HV Hydrogen Project.
The commencement and successful completion of our Verdant HV Hydrogen Project, and therefore the generation and sale of the green hydrogen, depends on receipt of positive results from the full-scale feasibility study we are conducting on Hydrogen Project Phase 2, additional funding and the receipt of the requisite governmental and regulatory approvals. While we plan to commence each of Hydrogen Project Phase 1 and Hydrogen Project Phase 2 upon completion of final financial viability studies, receipt of additional funding and the receipt of the requisite governmental and regulatory approvals, we cannot predict the results of our full-scale feasibility study on Hydrogen Project Phase 2, which may not be vetted by a third party expert, and may be unable to pursue our Verdant HV Hydrogen Project if we receive negative results. Moreover, even if we receive positive results from our feasibility study, we may be unable to obtain the necessary financing or approvals or enter into any definitive supply agreements with potential customers for our green hydrogen. As a result, we may never complete Hydrogen Project Phase 1 and may decide to forego the Verdant HV Hydrogen Project.
We do not know with certainty what the likely price of green hydrogen fuel will be at the time that our Verdant HV Hydrogen Plant becomes operational, if ever, and therefore our Verdant HV Hydrogen Project may not generate expected levels of revenue and our projections of financial feasibility are subject to inherent risk.
We do not know with certainty what the likely price of green hydrogen gas will be at the time that our Verdant HV Hydrogen Plant becomes operational, if ever, and therefore our Verdant HV Hydrogen Project may not generate expected levels of revenue and our projections of financial feasibility are subject to inherent risk. The financial viability of our planned Verdant HV Hydrogen Plant is dependent on, among other things, suitable offtake agreements being in place, transport, storage and appropriate shipping facilities being available for cost-effective export of green hydrogen and the requisite governmental and regulatory approvals having been obtained, and we cannot guarantee that any of these assumptions will be realized. While we have been engaged in discussions with potential customers for green hydrogen, we cannot guarantee that we will secure enough demand or appropriate transportation for green hydrogen that we plan to produce at the Verdant HV Hydrogen Plant. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.
We may be unable to access the capital or financial markets on favorable terms or at all, which would impede our ability to meet our funding requirements and successfully recommission, construct and develop our proposed projects.
We estimate that we will need approximately A$67 million (or US$ ) in gross proceeds to complete the Redbank Recommission Project, including capital spending and operating costs of approximately A$56.2 million (or US$ ), as well as the costs of this offering, the repayment of acquisition debt, and financing and other indirect costs. Our forecasts indicate that these amounts will be expended during fiscal 2022 and we will need to raise additional capital. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund the recommissioning costs of the Redbank Power Station through fiscal 2022 and provide the balance of funds required to commence operations. However, the costs to recommission the Redbank Power Station and commence operations may be higher than we currently expect or we may encounter delays in our planned schedule. Accordingly, we may need to raise additional capital to complete the Redbank Recommission Project, either through the raising of debt or further placements of shares of the Company. In this eventuality, we may be unable to obtain the debt or equity financing on favorable terms or at all.
Subsequent to the completion of the Redbank Recommission Project, and upon receipt of all applicable approvals described in “Regulatory Matters,” we plan to commence the Verdant HV Hydrogen Project on our available vacant land adjacent to the Verdant HV Power Station. The Verdant HV Hydrogen Project is expected to be completed in two phases. Hydrogen Project Phase 1 is forecasted to commence within 12 months following the completion of this offering, to require capital spending of approximately A$26 million (or US$  ) and to be completed within 20 months following the completion of this offering. Following completion of Hydrogen Project Phase 1, additional feasibility studies and the receipt of additional approvals described in “Regulatory Matters,” we plan to commence Hydrogen Project Phase 2 within 24 months following the completion of this offering. We expect Hydrogen Project Phase 2 to require capital spending of approximately A$190 million (or US$  ). We currently expect to raise additional capital to finance Hydrogen Project Phase 1 and Hydrogen Project Phase 2 through a mix of equity and debt. The construction of hydrogen production facilities is a time-consuming, expensive and uncertain process that may take many years to complete, and we may never generate the results required to achieve output of energy and the resulting revenue.
Our present and future funding requirements for our planned Verdant HV Power Station and Verdant HV Hydrogen Project will depend on many factors, including, among other things:
•	the initiation, progress, timing, costs and results of our Redbank Recommission Project, including the necessary refurbishment or update of certain key plant infrastructure;
•	costs associated with expanding our organization, including our management infrastructure;
•
the costs involved in filing development applications and addressing subsequent queries or objections to those applications raised by third parties and potentially appealing the decisions of various governmental authorities;

•	the cost of acquiring water rights in an amount sufficient to run the Verdant HV Power Station and any delays or additional costs that we may encounter in connection therewith;
•
the time and costs involved in obtaining the requisite governmental and regulatory approvals for our planned operations (including environmental approvals, licenses and levies) and any delays we may encounter as a result of evolving governmental or regulatory requirements or adverse results with respect to any of these planned operations;

•	the revenue we expect to generate, which will depend in part on energy prices in the wholesale spot market;

•	selling and marketing activities undertaken in connection with the sale of output from the Verdant HV Power Station; and
•	the costs of operating as a public listed company in the United States.
If we are able to commence operations at the Verdant HV Power Station, we will continue to rely on access to the capital markets for our capital and operating requirements and to fund the Verdant HV Hydrogen Project.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of Ordinary Shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or other arrangements we may have to assign future revenue streams to other parties. If we are unable to obtain additional financing when needed and at favorable terms, our ability to implement our business plan and strategy will be adversely affected, and we may be required to scale back or abandon our projects. Disruptions to the capital markets may make it more difficult or more costly for us to raise required funds. Such market disruptions could result from:
•	adverse economic conditions;
•	adverse market conditions in the global financial and capital markets;
•	poor performance and health of the green energy or green hydrogen industries in general;
•	bankruptcy or financial distress of unrelated green energy or green hydrogen companies or marketers;
•	significant decrease in the demand for green energy or green hydrogen in Australia or Asia; or
•	adverse regulatory actions that affect our projects or the use of green energy or green hydrogen generally.
For more information about our present and future funding requirements and our expected operating expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Proposed and potential recommissioning, construction or development projects may not be completed or, if completed, may not be completed on time or perform as expected.
We plan to expand our operations through the Redbank Recommission Project, which will involve the recommissioning and refurbishing of the Redbank Power Station to operate entirely on biomass, and our Verdant HV Hydrogen Project, which will involve construction of the Verdant HV Hydrogen Plant on unused land that we own adjacent to the Verdant HV Power Station (including acquiring the requisite governmental and regulatory approvals). In addition, we may in the future engage in projects that require us to construct generators on unused land. The Redbank Recommission Project has required, and the planned Verdant HV Hydrogen Project will, and such other projects may, require us to spend significant sums on engineering, permitting, legal, financial advisory and other expenses before we determine whether a development project is even feasible, economically attractive or capable of being financed. These activities consume a portion of our management’s focus and could increase our leverage or reduce our consolidated profitability.

Furthermore, once we decide to proceed with a project and, if applicable, enter into a definitive agreement to commence the construction of a project, its development and construction still involve numerous additional risks, including:
•	unanticipated cost overruns;
•	claims from contractors;
•	an inability to obtain financing at affordable rates or at all;
•	delays in obtaining necessary governmental and regulatory permits and licenses, including environmental permits;
•	design, engineering, equipment manufacturing, environmental and geological problems and defects;
•	adverse changes in the political and regulatory environment in the country in which the project is located;
•	native title and cultural heritage requirements of Australia’s indigenous communities;
•	the inability to obtain an adequate water rights;
•	opposition by political, environmental and other local groups;
•	shortages or increases in the price of equipment, fuel or other materials or labor;
•	work stoppages or other labor disputes;
•	adverse weather conditions, natural disasters, accidents or other unforeseen events; and
•	the inability to perform under power purchase agreements as a result of any delays in the plants becoming operational or material defects to the plants after reaching the commercial operation date.
Any of these risks could result in our actual financial results on our projects being lower than expected, or could cause us to operate below expected capacity or availability levels. This, in turn, could result in lost revenues and/or increased expenses. We currently maintain limited insurance to protect against certain property, employment and environmental risks. As our planned projects, progress we expect to purchase additional insurance to protect against these risks, but our insurance coverage may not be sufficient and may not cover some of the costs incurred or profits lost as a result of these risks. As a result, projects may cost more than anticipated and we may be unable to fund our construction financing obligations, if any. A default under any such financing obligation could result in us losing our interest in a power generation facility, which would materially and adversely impact our business.
Our expansion, development and acquisition strategy may be limited due to market conditions beyond our control. We may also be unable to identify suitable assets for acquisition.
Our growth strategy contemplates the identification and acquisition or development of green energy power generation facilities and development of green energy hubs where we plan to position a number of complementary green hydrogen facilities. The ability to pursue such growth opportunities successfully will depend upon our ability to identify projects and properties suitable for development or acquisition, and negotiate agreements on commercially reasonable terms. Due to growing environmental restrictions, transmission line congestion, obstacles for green hydrogen transportation and a scarcity of sites in which new green energy plants may be located, the development of new assets in Australia may be subject to increased developmental competition and involve higher development costs than in the past, which could have an adverse impact on our strategy and business.
Additionally, the growth of our business will rely on our ability to successfully access the capital markets as a source of liquidity. Our ability to obtain financing and the costs of such capital are dependent upon numerous factors, some of which are beyond our control. An inability to identify and source appropriate projects and/or acquisitions, negotiate definitive agreements relating to such projects and/or acquisitions, or secure the necessary funding, could have an adverse impact on our growth strategy and, as a result, could have a material adverse effect on our business.

Future acquisitions may not perform as expected.
Our strategy includes continuing to grow our portfolio of projects through acquisitions in regions suitable for green energy generation. Acquisitions require us to spend significant sums on legal, financial advisory and other expenses and consume a portion of our management’s focus. Acquisitions may increase our leverage or reduce our profitability. Future acquisitions may be large and complex, and we may not be able to complete them successfully or, if completed, such acquisitions may not be completed at the cost or in the time-frame in which they were initially expected.
Although acquired businesses may have significant operating histories at the time we acquire them, we will have no history of owning and operating these businesses and, potentially, limited or no experience operating in these particular lines of business. For example, prior to our acquisition of the Redbank Power Station, we had not previously operated or owned a green electric power generator, and this may affect our ability to effectively operate the recommissioned Redbank Power Station. Future growth in revenues, earnings and cash flow will be partly dependent on our ability to successfully operate the additional projects or businesses we acquire.
Additionally, with respect to the Redbank Power Station or other acquisitions that we may consummate in the future:
•	acquired businesses may not perform as expected;
•	we may incur unforeseen obligations or liabilities, which may entail significant expense;
•	the fuel supply needed to operate an acquired generation business at full capacity may not be available;
•	connection to the grid, where secured, may be subject to prejudicial terms or marginal loss factors and suffer disruption or curtailment;
•	acquired businesses may not generate sufficient cash flow to support existing indebtedness, the indebtedness incurred to acquire them or the capital expenditures needed to operate them;
•	the rate of return from acquired businesses may be lower than anticipated;
•	any benefits gained may not outweigh the management and personnel resources which will need to be diverted from our operations to achieve those benefits; and
•
we may not be able to expand as planned, manage the acquired company’s activities and achieve the economies of scale and any expected efficiency or other gains we had planned, which often drive such acquisition decisions.

We may not be able to enter into long-term contracts for the sale of green hydrogen, which would reduce volatility in our results of operations, or secure appropriate shipping for export of green hydrogen.
Our revenue will depend initially on the sale of green energy from our Verdant HV Power Station into the spot market and thereafter substantially on the sale of green hydrogen produced from our Verdant HV Hydrogen Plant, once completed. Generating revenue from our Verdant HV Hydrogen Plant will depend on, among other things, suitable offtake agreements being in place, transport, storage and appropriate shipping facilities being available for cost-effective export of hydrogen and the requisite governmental and regulatory approvals having been obtained, and we cannot guarantee that any of these assumptions will be realized. While we have been engaged in discussions with potential customers for green hydrogen, we cannot guarantee that we will secure enough demand or appropriate shipping for green hydrogen that we plan to produce at the Verdant HV Hydrogen Plant. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

We may be unable to secure biomass for the Verdant HV Power Station and be exposed to significant financial credit or performance risk.
We will rely on biomass to fuel our Verdant HV Power Station. The delivery of biomass to our Verdant HV Power Station is dependent upon a number of factors, including the continuing financial viability of the counterparties, the design of our facilities to accommodate the storage and use of biomass and the infrastructure (including roadways) available to serve the generation facility. Any disruption in fuel delivery or failure of a counterparty to perform, may lead to delays, disruptions or curtailments in the production of power at our Verdant HV Power Station. In addition, we plan to source most of our biomass from a limited number of suppliers. In the event of shipping delays that affect our suppliers, we may experience interruptions and delays in the receipt and transportation of biomass. Additionally, a number of factors, declines in economic activity, adverse weather conditions and competition from other consumers of sustainable biomass, could result in reduced supply or higher prices for sustainable biomass which could increase our costs to produce electricity. In the future, we may decide to address these risks through the use of fixed price supply contracts as well as commodity derivatives.
If the Verdant HV Power Station is unable to provide electricity to the Verdant HV Hydrogen Plant, the Verdant HV Hydrogen Plant will lose its ability to produce green energy.
We intend for our Verdant HV Hydrogen Plant to rely exclusively on our Verdant HV Power Station for continuous access to green power to create green hydrogen. If our Verdant HV Power Station is not able to generate green energy for any reason, our Verdant HV Hydrogen Plant will need to locate alternative green energy to create green hydrogen. Such alternative green energy may not be available or if it is available it may be at prices that are significantly higher than the cost of green energy from the Verdant HV Power Station and may be in amounts that are significantly less than the amount of green energy that would normally be available from the Verdant HV Power Station, in which case our production of green hydrogen could be significantly curtailed and our revenues and profitability will be negatively impacted.
Revenue from our proposed projects, once completed, may be adversely affected if there is a decline in public acceptance or support of our proposed projects, or regulatory agencies, local communities, or other third parties delay, prevent, or increase the cost of constructing and operating our projects.
Certain persons, associations and groups could oppose renewable energy projects in general or our projects specifically, citing, for example, misuse of water resources, landscape degradation, land use or price increase and harm to the environment. Moreover, regulation may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, we are typically required to obtain, among other things, environmental impact permits or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association or group may oppose a project. Any such opposition may be taken into account by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that we carry out certain corrective measures to the proposed project. Opposition to our requests for permits or successful challenges or appeals to permits issued for our projects could adversely affect our operating plans.
Authorization for the use, construction, and operation of systems and associated transmission facilities on federal, state, and local lands will also require the assessment and evaluation of mineral rights, private rights-of-way, and other easements; environmental, agricultural, native title, cultural, recreational, and aesthetic impacts; and the likely mitigation of adverse effects to these and other resources and uses. The inability to obtain the required permits and other federal, state and local approvals, and any delays in obtaining such permits and approvals due, for example, to litigation or third-party appeals, could potentially prevent us from successfully constructing and operating such projects in a timely manner and could result in the potential forfeiture of any deposit we have made with respect to a given project. Moreover, project approvals subject to project modifications and conditions, including mitigation requirements and costs, could affect the financial success of a given project. Changing regulatory requirements and the discovery of unknown site conditions could also adversely affect the financial success of a given project.

Unexpected increases in variable operating costs including maintenance, labor, insurance and transport, may adversely affect our operating and financial performance.
While our operating costs are largely fixed or projected to be within our estimated range, we may face unexpected increases in variable operating costs, including costs of maintenance, labor, insurance and/or transport, which may adversely affect our operating and financial performance. For example, regulatory changes may increase the cost of operations.
Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing and operating our projects, which could adversely affect our partner relationships or adversely affect our growth.
Our success depends on our ability to develop and operate projects in a timely manner, which depends in part on the ability of third parties to provide us with timely and reliable products and services. In developing and operating our projects, we rely on products meeting our design and other specifications and components manufactured and supplied by third parties, and on services performed by third parties. We also rely on contractors to perform substantially all of the construction and installation work related to our projects, and we may need to engage subcontractors with whom we have no experience. Any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our projects and require considerable expense to maintain and repair our projects. This could cause us to experience interruption in our production and distribution of renewable energy or harm our brand, reputation or growth. In addition, if we are unable to avail ourselves of warranties and other contractual protections with providers of products and services, we may incur additional costs related to the affected products and services, which could adversely affect our business, financial condition and results of operations.
Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.
Our success depends upon the continued contributions of our key management and technical personnel, many of whom have substantial experience with the energy industry and green energy technologies. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.
We expect to experience growth in the number of our employees and the scope of our operations, particularly in the areas of green energy production, business development, manufacturing, regulatory affairs, quality assurance, human resources, legal, accounting and finance and sales and marketing. The competition for qualified personnel in the energy industry is intense, and our future success depends upon our ability to attract, retain, and motivate highly-skilled technical and managerial employees. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.
To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, and expand our facilities. Due to our limited financial resources and the limited experience of our management team in managing anticipated growth, we may not be able to effectively expand our operations systems and facilities, which may lead to significant costs and divert management and other resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.
We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements.
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting in accordance with the requirements applicable to public companies. In connection with the audits of our consolidated financial statements as of and for the fiscal period ended June 30, 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One existing material weakness relates to segregation of duties related to roles and responsibilities in our accounting department which is lacking in various circumstances, including with respect to review of transactions and events to more fully access accounting treatment and inadequate separation of custody, recording and authorization of transactions for good and services. The other material weakness relates to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS reporting requirements to properly address complex accounting treatments and related disclosures in accordance with IFRS. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
Following the identification of the material weaknesses and other control deficiencies, we decided to take measures to remediate these deficiencies. However, we have not yet implemented these remediation measures and, once implemented, such measures may not fully address such weakness and deficiencies in our internal control over financial reporting. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
After we become a public company in the United States, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will eventually require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an emerging growth company, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
The interruption or failure of our information technology, communication and processing systems or external attacks and invasions of these systems could have an adverse effect on us.
We depend on information technology infrastructure to operate our businesses. Such systems are vital to our ability to monitor our operations, manage bidding, maintain generation and network performance, achieve operating efficiencies and meet our service targets and standards. Damage to our networks and backup mechanisms may result in service delays or interruptions and limit our ability to participate in the NEM effectively or provide reliable service. Some of the risks to our information technology and infrastructure include:
•	physical damage to access communications lines, including damage due to theft, vandalism, terrorism or other similar events;
•	energy surges or outages;
•	software defects;
•	scarcity of network capacity and equipment;
•	disruptions beyond our control;
•	breaches of security, including cyber-attacks and other external attacks; and
•	natural disasters.
The occurrence of any such event could cause interruptions in service or reduce our generation and production capacity, any of which could reduce our revenues or cause us to incur additional expenses.

We plan to have operational insurance with business interruption coverage that may protect us against specific insured events, however we may not be insured for all events or for the full amount of the losses or additional costs. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by the applicable regulatory authorities. The occurrence of damages to our networks and systems could have a material adverse effect on our business, financial condition, results of operations or liquidity.
Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks.
We will maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third-party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. In addition, we may be required to pay insurance deductibles, which are not recoverable, in order to utilize our insurance policies. We will maintain all-risk physical damage coverage for losses resulting from, but not limited to, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. Our level of insurance may not be sufficient to fully cover all losses that may arise in the course of our business or insurance covering our various risks may not continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. We may be materially and adversely affected if we incur losses that are not fully covered by our insurance policies and such losses could have a material adverse effect on our business, financial condition, results of operations or liquidity.
Liability relating to contamination and other environmental conditions may require us to conduct investigations or remediation at the properties underlying our projects and may impact the value of properties that we may acquire.
We may incur liabilities for the investigation and cleanup of any environmental contamination at the properties underlying or adjacent to our planned projects, or at off-site locations where we arrange for the disposal of hazardous substances or wastes. We are subject to certain laws that often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances or whether the conduct giving rise to the release was legal at the time when it occurred. In addition, liability under certain of these laws is joint and several. We also may be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. The presence of any environmental contamination with respect to one of our planned projects could adversely affect our operations, and we may incur substantial investigation, remediation or other costs or damages, thus harming our business, financial condition and results of operations.
Risks Related to Government Regulation
The Australian electricity market in which we operate is subject to various government regulations.
Sovereignty over energy matters in Australia rests with the states and territories unless some or all of them agree otherwise. The NEM was established by the agreement of all the states and territories, except for Western Australia and the Northern Territory. Our planned Verdant HV Power Station will trade electricity through the NEM and be subject to the NEM Rules. The NEM may be modified at the behest of registered market participants or regulators over which we may have no control. Further, AEMO regularly reviews transmission losses attributable to every generator in the NEM and plays a role in determining how much of each generator’s output is credited for payment. The New South Wales government may also change its laws and policies, which may impact any of our activities. The Federal Government also sets the policies and laws concerning LGCs and other incentives for activities like ours. These various layers of regulations render us susceptible to adverse outcomes for our generator profile, export capacity, spot pricing, revenues and returns, and may prejudice our business and operations, including our ability to meet our debt obligations and covenants.
The variation, reduction or elimination of government economic incentives for renewable energy technologies or other related policies or any change in the market design of the NEM could adversely affect our business, financial condition and results of operations.
We believe that the near term growth of alternative energy technologies is affected by the availability and size of government economic incentives. Many of these government incentives expire, phase out over time, may exhaust the allocated funding, or require renewal by the applicable authority. In addition, these incentive programs could be varied, reduced or discontinued. We expect to generate revenue from the sale of LGCs through a program created by the Federal Government of the Commonwealth of Australia (the “Federal Government”) that is set to expire in 2030 and may not be renewed. The NEM may also be subject to modification or review. Any incentives or incentive programs or their value may be impacted by government actions. This may result in the diminished economic competitiveness of our energy to our customers and could materially and adversely affect the growth of renewable energy technologies, including our future operating results and liquidity.
Our facilities, operations, equipment and new projects are subject to numerous environmental, health and safety laws and regulations that may expose us to significant costs and liabilities.
We are subject to a broad range of environmental, health and safety laws and regulations which require us to incur ongoing costs and capital expenditures and expose us to substantial liabilities in the event of non-compliance. These laws and regulations require us to, among other things, minimize risks to the natural and social environment while maintaining the quality, safety and efficiency of our facilities. Furthermore, as our operations are subject to various operational hazards, including personal injury and the loss of life, we are subject to laws and regulations that provide for the health and safety of our employees.
Laws and regulations applicable to us also require us to obtain and maintain environmental permits, licenses and approvals for the construction and operation of new facilities or the installation and operation of new equipment required for our business. Some of these permits, licenses and approvals are subject to periodic renewal. Government environmental agencies could take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include, among other things, the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance.
We expect the enforcement of environmental, health and safety rules to become more stringent over time, making our ability to comply with the applicable requirements and obtain permits and licenses in a timely fashion more difficult. Additionally, compliance with changed or new environmental, health and safety regulations could require us to make significant capital investments. These expenditures may not be recoverable and may consequently divert funds away from planned investments in a manner that could have a material adverse effect on our business, financial condition, results of operations or liquidity.
While we intend to adopt, and believe that our business has adopted, appropriate risk management and compliance programs, the nature of our operations means that legal and compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. No assurances can be made that we will be found to be in compliance with, or be able to detect violations of, any existing or future laws or regulations. A failure to comply with or properly anticipate applicable laws or regulations could have a material adverse effect on our business, financial condition, results of operations or liquidity.
In the case of new project developments, environmental or other regulations may change during the course of our development of such projects, potentially increasing the costs of such projects or making them inviable projects for completion.
We may not acquire the necessary approvals to use commercial waste or alternatively the government program that provides these incentives could end, which would limit our access to revenues through tipping fees.
We are in discussions with the NSW Environmental Protection Authority (“EPA”) to obtain approval to process commercial waste, such as construction and/or demolition timber, for use as part of the Verdant HV Power Station’s fuel source. The EPA has a broad discretion whether to allow the power plant to use commercial waste timber as a fuel source. Based on our discussions with the EPA, we expect to receive the requisite regulatory approval for the use of commercial waste as a fuel source prior to the completion of the Redbank Recommission Project. Utilization of commercial waste will provide us with an additional source of revenue, as we may charge a tipping fee to companies and waste operators for disposal of such commercial waste. Any failure to obtain EPA approval could adversely affect our business, financial condition and results of operations.

In order to complete the Redbank Recommission Project and to further develop the Verdant HV Power Station and the Verdant HV Hydrogen Project, a number of commonwealth, state and local regulatory approvals and licenses are required. Obtaining such approvals and licenses can be costly and time-consuming and our business and anticipated profitability may be adversely affected if we do not timely obtain required approvals or licenses.
We must obtain a number of governmental and regulatory approvals and licenses from commonwealth, state and local authorities to develop the Redbank Recommission Project, and operate the Verdant HV Power Station and develop and operate the planned Verdant HV Hydrogen Plant. Such approvals and licenses include:
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modification of a development consent (initially granted by Singleton Shire Council in March 1994 to operate the Redbank Power Station using coal washery tailings) to authorize the use of biomass material as part of the Redbank Recommission Project and to extend the consent beyond April 2031;

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alternatively to the above modified consent, a standalone development consent from the local council, the NSW Government or the Land and Environment Court to enable the Redbank Power Station to operate using a fuel source of 100% biomass waste and to extend the consent beyond April 2031;

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Resource Recovery Orders and Exemptions from the EPA to (i) to enable the receipt of eligible biomass material and (ii) to enable the receipt of construction and demolition waste, in particular (which is required to receive tipping fees);

•	a development consent from the local council, the NSW Government or the Land and Environment Court for the construction and operation of the Verdant HV Hydrogen Plant;
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Federal Government environmental approval to the extent the planned Verdant HV Power Station and the Verdant HV Hydrogen Plant is considered to have a significant impact on certain aspects of the environment such as wetlands, migratory species or listed threatened species and ecological communities;

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an updated Environmental Protection License (“EPL”) to authorize the use of biomass at the Redbank Power Station and subsequently authorize the planned Verdant HV Hydrogen Project. The varied EPL will also need to authorize the receipt and storage of biomass material before it is used in the Redbank Power Station;

•	registration with AEMO to participate in the NEM;
•	environmental protection license issued by the NSW EPA;
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sufficient water access licenses on the open market to account for the take of water that is required for the Redbank Recommission Project and the operation of the planned Verdant HV Power Station as well as any additional water required in the future as it transitions into the planned Verdant HV Hydrogen Project; and

•	sufficient credits under an NSW tradeable emission scheme to authorize the discharge of saline water into the Hunter River Catchment from the Verdant HV Power Station.
While we expect to receive the development consent described above for the Verdant HV Power Station in five months following the completion of this offering and expect that following the receipt of such consent, the remaining governmental and regulatory approvals will be forthcoming in the ordinary course, obtaining and renewing these approvals and licenses is a complex and time-consuming process. There is a risk that the relevant consent authority will not grant a consent (either a modified consent or a new standalone consent) for the use of biomass fuel. There is also a risk that the development consent is granted but it is subject to conditions that are not commercially viable for us to comply with. There are appeal options available to us if consent cannot be obtained from the relevant consent authority or the conditions imposed are too onerous to comply with. There is also a risk that if a modified consent or a standalone consent is granted, a third party objector to the grant of the consent could commence judicial review proceedings challenging the decision of the consent authority.
The timeliness and success of obtaining applicable approvals and licenses are contingent upon many variables not within our control, including the interpretation of approval requirements administered by the applicable permitting authority. We may not be able to obtain approvals or renew licenses or permits necessary for our planned operations or we may discover that the cost and time required to obtain approvals or renew such licenses or permits exceed our expectations. Any unexpected delays or costs could delay the development of our planned projects, which in turn could materially adversely harm our business. In addition, key licenses, permits and approvals may be revoked, suspended, challenged by a third party or changed in a manner that adversely affects our operations and activities. For more information on the approvals and licenses required to complete the Redbank Recommission Project and to further develop the Verdant HV Power Station and the Verdant HV Hydrogen Project, see “Regulatory Matters—Environment and Planning Regulatory Framework.”
We will need to comply with Australian regulations regarding the use of water, including the acquisition of the requisite water access licenses.
Relevant regulations in NSW require that any take of water from a water source be authorized by a water access license. We do not currently hold any water access licenses and it is an offence to take water from the environment without holding adequate water access licenses. As water is secured on the open market, there is a risk that we may experience a delay or an inability to obtain adequate water licenses depending on the supply and demand for water at the time that we require the licenses and depending on whether it is commercially viable for us to purchase water licenses at the market rate. If we are unable to secure adequate permanent water licenses for its full operations we will need to modify our operating procedures to operate the facility on reduced volumes of water or alternatively, we could explore whether we can secure short term water licenses (lease) from the water market until such time that we are able to acquire a permanent water entitlement. There is a risk that adequate water licenses cannot be secured for the operation of the Redbank Power Station, the Verdant HV Power Station or the Verdant HV Hydrogen Plant, which will delay our ability to operate our facilities at full capacity or at all. This could result in a material negative impact to our business.
The existing development consent for the Redbank Power Station allows the power station to operate until 2031, and we will need to modify the development consent in order to extend the operating life of the plant beyond 2031.
The existing development consent for the Redbank Power Station allows the power station to operate until 2031, and we will need to modify the development consent or obtain a new development consent in order to extend the operating life of the plant beyond 2031. As part of the Redbank Recommission Project, we are applying to the relevant governmental authorities for a modification to the Redbank Power Station’s existing development consent. The existing development consent will need to be modified (or a new standalone development consent granted) to authorize us to use biomass material as fuel in the recommissioned Verdant HV Power Station and thus such development consent modification is a central step in completing the Redbank Recommission Project. However, we have not yet requested in our consent application that the operating life of the facility be extended beyond 2031. There are no limits on how many development consents or modified development consents may be granted in respect of a particular project. Consequently, we could make applications in the future to seek consent for an extension to the operating life of the Verdant HV Power Station beyond 2031 and/or to make other changes to the Verdant HV Power Station. However, until such time as we receive a modified development consent with respect to the operating life of the facility from either the local council or NSW Government, the operating life of the Verdant HV Power Station will only extend to 2031. Failure to obtain consent to extend the operating life of the plant beyond 2031 could have a material adverse effect on our business, results of operations and financial performance.
Certain Australian government regulations that we will have to comply with require conducting environmental assessments that may cause delay in our planned projects.
In connection with the Redbank Recommission Project and the planned future development of the Verdant HV Hydrogen Project, in addition to obtaining development consents described above (which may require us in certain circumstances to conduct environmental assessments), we require separate approval from the Commonwealth Minister for the Environment under the national environmental laws to the extent the Redbank Recommission Project, or the future planned Verdant HV Hydrogen Project, will have or is likely to have a significant impact on a matter of national environmental significance. Commonwealth environmental approval may be required if our developments will have an impact on certain aspects of the environment such as wetlands, migratory species or listed threatened species and ecological communities. If the environmental studies done in connection with the governmental and regulatory approval process indicate that either the Verdant HV Power Station, or, when relevant, the Verdant HV Hydrogen Plant, will have a significant impact on a matter of national environmental significance, then the development will need to be referred to the Commonwealth Environment

Department to advise whether further environmental assessment and approval under the national environmental laws is required. If the Commonwealth Environment Department indicates that approval under such laws is required, then additional environmental assessment documentation may need to be prepared by us and assessed by the Commonwealth Minister for the Environment before a determination to grant or refuse the approval is made. While we do not believe that the Redbank Recommission Project will have a significant impact on a matter of national environmental significance and therefore do not believe that we will be required to undertake burdensome environmental assessments in connection therewith, there can be no assurance that we will not be subject to any such determination. Any additional environmental assessments required by Australian law in order to complete the Redbank Recommission Project may lead to delays and could have a material adverse effect on our business, results of operations and financial performance.
Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our statement of financial position.
We incur costs and expect to generate revenues through our planned operations in Australia. Significant fluctuations in the Australian Dollar against the U.S. Dollar could have a material adverse effect on our ability to raise additional funds and the strength of our balance sheet. Additionally, we may pay distributions or make payments to us in Australian Dollar or other currencies, which we must convert to U.S. Dollars prior to making dividends or other distributions to our shareholders if we decide to make any distributions in the future. Foreign exchange controls in countries in which our businesses operate may further limit our ability to repatriate funds or otherwise convert Australian Dollars or other currencies into U.S. Dollars. Should the Australian regulatory body in the future institute protectionist and interventionist laws and policies or restrictive exchange rate policies, such policies could have a material adverse effect on our business or our financial condition, results of operations or liquidity.
The Australian regulatory framework governing the collection, processing, storage, and use of business information is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws, regulations or contractual obligations may adversely affect our business.
Personal privacy, information security, and data protection are significant issues. The regulatory framework governing the collection, processing, storage, and use of business information, particularly information that includes personal data, is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws, regulations or contractual obligations may adversely affect our business.
Risks Related to Our Corporate Structure
We are incorporated in Australia and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
Our corporate affairs are governed by our constitution and by the laws governing corporations incorporated in Australia. The rights of our shareholders and the responsibilities of the members of our board of directors under Australian law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have greater difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as shareholders of a corporation incorporated in the United States.
It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Australia.
We are incorporated under the laws of Australia and certain of our officers and directors are or will be residents outside of the United States. Moreover, all or a significant portion of our assets and the assets of our directors and officers and certain other persons named in this prospectus are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.
Since all of the assets owned by us, and all or a significant portion of our assets and our directors and officers and certain other persons named in this prospectus, are located outside of the United States, any judgment obtained in the United States against us may not be collectible within the United States. It may also be difficult for you to enforce judgments obtained in the United States in countries outside of the United States predicated upon the civil liability provisions of the federal securities laws of the United States against us and our

non-U.S. resident officers and directors. In addition, there is uncertainty as to whether these courts would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States. It is also uncertain whether such courts would be competent to hear original actions brought against us or other persons predicated upon the securities laws of the United States or any other state. In addition, holders of book-entry interests in our Ordinary Shares (i.e. those investors who hold our shares indirectly through custodians) will be required to be registered shareholders as reflected in our register of members in order to have legal standing to bring an action as shareholders and, if successful, to enforce a foreign judgment against us, our directors or our officers in the Australian courts. Such process could result in administrative delays which may be prejudicial to any legal proceeding or enforcement action.
We are subject to the laws of Australia, which differ in certain material respects from the laws of the United States.
As an Australia-incorporated company, we are required to comply with the laws of Australia, certain of which are capable of extra-territorial application, as well as our constitution. The application of Australian law may in certain circumstances impose more stringent requirements on us, our shareholders, directors or officers than would otherwise be applicable to a U.S.-incorporated company.
Additionally, the corporate laws of Australia and of the United States differ in certain significant respects. As a result, the rights of our shareholders and the obligations of our directors and officers under Australian law are different from those applicable to a U.S.-incorporated company in several material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our significant shareholders than would otherwise apply to a U.S.-incorporated company.
We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic issuers listed on the Nasdaq Global Market.
We are incorporated under the laws of Australia and a majority of our shares after the completion of this offering will be held by non-U.S. persons. As such, we are considered a “foreign private issuer” under U.S. securities laws. Although we will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from the periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are also exempt from certain other sections of the Exchange Act that U.S. domestic issuers are otherwise subject to, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies may reduce the frequency and scope of information and protections to which you may otherwise have been eligible if you held Ordinary Shares or common stock of a domestic U.S. issuer. In addition, insiders and large shareholders of ours will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and will not be obligated to file the reports required by Section 16 of the Exchange Act.
We would lose our foreign private issuer status if a majority of our shares became held by U.S. persons and a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with domestic Nasdaq corporate governance rules applicable to U.S. domestic listed companies, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and prepare our financial statements under U.S. Generally Accepted Accounting Principles. To the extent we had not already done so, we may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers and may lose our ability to rely upon exemptions from certain corporate governance requirements on the Nasdaq that are available to foreign private issuers.

As a foreign private issuer, we may follow certain home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. For example, foreign private issuers are permitted to follow home country practice with regard to director nomination procedures and the approval of compensation of officers. Additionally, we are not required to maintain a board comprised of a majority of independent directors. However, notwithstanding our ability to follow the corporate governance practices of our home country, Australia, we have elected to comply with the corporate governance rules of Nasdaq that are applicable to U.S. domestic issuers, with the exception of the Nasdaq requirement to have a nominating and corporate governance committee and compensation committee composed entirely of independent directors. Nevertheless, we may, in the future, decide to rely on additional foreign private issuer exemptions provided by Nasdaq and follow additional home country governance practices in lieu of complying with some or all of Nasdaq’s remaining corporate governance requirements.
Availing ourselves of the above exemptions or any of the other corporate governance exemptions, as opposed to complying with the requirements that are applicable to a U.S. domestic issuer, may provide less protection to you than is accorded to investors under Nasdaq’s corporate governance rules. Therefore, any foreign private issuer exemptions we have availed ourselves of, or may avail ourselves of in the future may reduce the scope of information and protection to you as an investor.
Australian corporate law may impede a takeover of our Company by a third party, which could adversely affect the value of our Ordinary Shares.
A person may generally not acquire a “relevant interest” in the voting shares of an Australian public company if the acquisition would result in the person having more than 20% voting power in the company (or increasing their voting power if they already hold more than 20% of the voting), unless the acquisition is conducted through one or more exceptions outlined in Chapter 6 of the Corporations Act, which include acquisitions: (a) under a formal takeover offer in which all shareholders can participate; (b) with the approval of shareholders in a general meeting; and (c) in 3% increments every six months. These provisions may impede a takeover of our Company by a third party, which could adversely affect the value of our Ordinary Shares.
Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.
Under the Company’s constitution, unissued shares are under the control of the directors and, subject to the Corporations Act, the directors may at any time issue such number and class of shares at such issue price that the directors determine.
We may be classified as a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.
If we are a PFIC for any taxable year (or a portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Taxation—Certain Material U.S. Federal Income Tax Considerations”) of our Ordinary Shares, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.
Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company”). Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year (and, in the case of the start-up exception, potentially not until after the two taxable years following our current taxable year).

We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Tax Considerations—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
Risks Related to Our Ordinary Shares and this Offering
We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after fiscal 2021, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.
We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds US$1.07 billion in any fiscal year or (3) if we issue more than US$1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Ordinary Shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may decline and/or become more volatile.
If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq Global Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We have identified two material weaknesses in our internal controls over financial reporting and have decided to take measures to remediate these deficiencies. However, we have not yet implemented these remediation measures and, once implemented, such measures may not fully address such weakness and deficiencies in our internal control over financial reporting. We intend to seek to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we anticipate that we will need to expend significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience additional material weaknesses in our controls. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future.
Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Ordinary Shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq Global Market. We are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Ordinary Shares.
Because there is no existing market for our Ordinary Shares, our initial public offering price may not be indicative of the market price of our Ordinary Shares after this offering, an active trading market in our Ordinary Shares may not develop or be sustained and the market price of our Ordinary Shares could fluctuate significantly, and you could lose all or part of your investment.
There is currently no public market for our Ordinary Shares, and an active trading market may not develop or be sustained after this offering. Our initial public offering price has been determined through negotiation between us and the underwriters and may not be indicative of the market price for our Ordinary Shares after this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the Nasdaq Global Market. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling our Ordinary Shares and may impair our ability to acquire or invest in other companies, products or technologies by using our Ordinary Shares as consideration.
In addition, the market price of our Ordinary Shares could fluctuate significantly as a result of a number of factors, including:
•	fluctuations in our financial performance;
•	economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;
•	changes in financial estimates and recommendations by securities analysts following our Ordinary Shares or comparable companies;
•	earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies;
•	our ability to meet or exceed any future earnings guidance we may issue;

•	changes in business or regulatory conditions affecting us, participants in our industry or comparable companies;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	announcements or implementation by our competitors or us of acquisitions, technological innovations, or other strategic actions by our competitors; or
•	trading volume of our Ordinary Shares or sales of shares by our management team, directors or principal shareholders.
These and other factors could limit or prevent investors from readily selling their Ordinary Shares or otherwise negatively affect the liquidity of our Ordinary Shares, and you could lose all or part of your investment.
We will incur increased costs as a result of becoming a public company.
As a public company, we will incur legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated the Exchange Act, the Sarbanes-Oxley Act, the related rules implemented by the SEC and the rules and regulations of the applicable listing standards of Nasdaq Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These and other laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These and other laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation.
The market price of our Ordinary Shares could be adversely affected by future sales and distributions of our Ordinary Shares or the perception that such sales and distributions may occur.
Sales, distributions or issuances of a substantial number of our Ordinary Shares following this offering or the perception that such sales or distributions might occur, could cause a decline in the market price of our Ordinary Shares or could impair our ability to obtain capital through a subsequent offering of our equity securities or securities convertible into equity securities.
The Ordinary Shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, except for any Ordinary Shares held by our affiliates as defined in Rule 144 under the Securities Act. We will grant registration rights to certain of our significant shareholders, enabling them to require us to file a registration statement to register sales of our Ordinary Shares held by them, subject to certain conditions. Such shareholders will be subject to the 180-day lock up agreement described in “Underwriting.” Registration of these Ordinary Shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates. See “Related Party Transactions–Registration Rights Agreement.”
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our Ordinary Shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of us, or if one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our Ordinary Shares or change their opinion of our Ordinary Shares, our share price may likely decline.

We may issue additional Ordinary Shares in the future, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders.
We may issue additional securities in the future, including Ordinary Shares, and options, rights, warrants and other convertible securities for any purpose and for such consideration and on such terms and conditions we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. Subject to the requirements of the Corporations Act, our board of directors will be able to determine the class, designations, preferences, rights and powers of any additional shares, including any rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights.
We are not likely to issue dividends for the foreseeable future.
We cannot assure you that our proposed operations will result in sufficient revenues to enable profitable operations or to generate positive cash flow. For the foreseeable future, we anticipate that we will use any funds available to finance the growth of the Company and that we will not pay cash dividends to shareholders. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.
We expect that any dividend payments on our Ordinary Shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.
The Ordinary Shares will be traded in, and we expect that any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ Ordinary Shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we do not expect to offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

USE OF PROCEEDS
We expect to receive approximately US$   million of net proceeds from the sale of   Ordinary Shares in this offering (based on the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts, commissions and estimated offering expenses payable by us of US$   million.
We intend to use the net proceeds from this offering to (i) repay approximately A$3.7 million (or US$  ) of indebtedness incurred in connection the acquisition of the Redbank Power Station that accrues interest at the rate of 12.0% per annum and has a final maturity date of July 31, 2022, (ii) fund the recommissioning of the Redbank Power Station (including (a) approximately A$37.5 million (or US$  ) for capital expenditures, such as plant refurbishment, biomass materials handling equipment, grid registration and connection, plant spare parts inventory and water rights, and (b) approximately A$18.7 million (or US$  ) for operating expenditures, such as employment costs, fuel inventory and working capital), and (iii) for general corporate purposes.
Overall, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. We intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government, pending their use as described above.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:
•	on an actual basis; and
•
on an as-adjusted basis to further give effect to the issuance of and sale of      Ordinary Shares in this offering and the application of the net proceeds from this offering, as described under “Use of Proceeds,” at a price of US$   (A$  ) per ordinary share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

(in thousands)	Actual	As Adjusted
Cash and cash equivalents	A$
Non-current debt
Equity
Contributed equity
Reserves
Accumulated losses
Total equity	A$
Total capitalization	A$
An increase or decrease of US$1.00 in the assumed initial public offering price per ordinary share would increase or decrease our total equity and total capitalization, on an as adjusted basis, by approximately US$   million, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us.
The as-adjusted information set forth above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of our public offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
The outstanding share information in the table above is based on 313,356,158 Ordinary Shares outstanding as of June 30, 2021, and excludes:
•
10,000,000 Ordinary Shares issuable upon the vesting of the Performance Shares pursuant to the Sale and Purchase Agreement, which shares are subject to repurchase by us at a nominal amount if applicable vesting conditions are not satisfied;

•	21,555,554 Ordinary Shares issuable upon the optional conversion of approximately A$1,940,000 of outstanding indebtedness under the 2021 Notes;
•
an aggregate of 44,584,250 Ordinary Shares issuable upon the exercise of share options outstanding as of May 31, 2021, which includes options to purchase (i) 6,803,000 Ordinary Shares at an exercise price of A$0.300, (ii) 20,000,000 Ordinary Shares at an exercise price of A$0.075 and (iii) 17,781,250 Ordinary Shares at an exercise price of A$0.200;

•
warrants to be issued to the representative of the underwriters upon the completion of this offering in an amount equal to 7% of the Ordinary Shares sold in this offering, as described in “Underwriting—Other Relationships”; and

•
five-year warrants issued to Digital Offering for the purchase of     Ordinary Shares, exercisable at any time at an exercise price of $0.01, and five-year warrants to be issued to Digital Offering for the purchase of 0.5% of the Ordinary Shares outstanding after the completion of this offering, exercisable at an exercise price of $0.01 if the volume weighted average price of our Ordinary Shares is at least 120% of the initial public offering price for 30 consecutive trading days within the first six months after the completion of this offering, as described in “Underwriting-Other Relationships.”

DILUTION
If you invest in the Ordinary Shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per ordinary share underlying the Ordinary Shares is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as at June 30, 2021 was approximately US$   million (A$   million), or US$   (A$  ) per ordinary share. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of Ordinary Shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is US$   per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts, commissions and estimated offering expenses payable by us.
Without taking into account any other changes in our net tangible book value after June 30, 2021, other than to give effect to our sale of Ordinary Shares offered in this offering at the assumed public offering price of US$   per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus after deduction of underwriting discounts, commissions and estimated offering expenses payable by us, our adjusted net tangible book value as at June 30, 2021 would have been US$   million, or US$   per outstanding ordinary share, including Ordinary Shares underlying our outstanding Ordinary Shares, or US$   per ordinary share. This represents an immediate increase in net tangible book value of US$   per ordinary share to existing shareholders and an immediate dilution in net tangible book value of US$   per ordinary share to purchasers of Ordinary Shares in this offering. The following table presents this dilution to new investors purchasing Ordinary Shares in the offering:
As at June 30, 2021
(US$ per ordinary share)
(unaudited)
Assumed public offering price	US$
Net tangible book value as at June 30, 2021	US$
Increase in net tangible book value attributable to new investors
As-adjusted net tangible book value immediately after the offering
Dilution to new investors	US$
Each US$1.00 increase or decrease in an assumed public offering price of US$   per ordinary share after deducting underwriting discounts, commissions and estimated offering expenses payable by us would increase or decrease the net tangible book value after this offering by A$   per ordinary share and US$   per ordinary share, assuming no exercise of the overallotment option granted to the underwriters and the dilution to investors in the offering by A$   per ordinary share.
The following table summarizes, on a pro forma basis as at June 30, 2021, the differences between the shareholders as of June 30, 2021 and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid to us and the average price per ordinary share paid at an assumed public offering price of US$   per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus before deducting underwriting discounts, commissions and estimated offering expenses payable by us. The total number of Ordinary Shares does not include Ordinary Shares issuable pursuant to the exercise of the overallotment option granted to the underwriters.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Shareholders		%	US$	%	US$
New Investors					$
Total		100%	US$	100%	US$

Each US$1.00 increase or decrease in the assumed public offering price of US$   per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus would increase or decrease total consideration paid by new investors by US$   , assuming that the number of shares, as set forth on the cover page of this prospectus, remains the same, and before deducting underwriting discounts, commissions and estimated offering expenses payable by us.
To the extent that we grant options or other equity awards to our employees or members of our management in the future, and those options or other equity awards are exercised or become vested or other issuance of our Ordinary Shares are made, there will be further dilution to new investors.
The outstanding share information in the table above is based on 313,356,158 Ordinary Shares outstanding as of June 30, 2021, and excludes:
•
10,000,000 Ordinary Shares issuable upon the vesting of the Performance Shares pursuant to the Sale and Purchase Agreement, which shares are subject to repurchase by us at a nominal amount if applicable vesting conditions are not satisfied;

•	21,555,554 Ordinary Shares issuable upon the optional conversion of approximately A$1,940,000 of outstanding indebtedness under the 2021 Notes;
•
an aggregate of 44,584,250 Ordinary Shares issuable upon the exercise of share options outstanding as of May 31, 2021, which includes options to purchase (i) 6,803,000 Ordinary Shares at an exercise price of A$0.300, (ii) 20,000,000 Ordinary Shares at an exercise price of A$0.075 and (iii) 17,781,250 Ordinary Shares at an exercise price of A$0.200;

•
warrants to be issued to the representative of the underwriters upon the completion of this offering in an amount equal to 7% of the Ordinary Shares sold in this offering, as described in “Underwriting—Other Relationships”; and

•
five-year warrants issued to Digital Offering for the purchase of     Ordinary Shares, exercisable at any time at an exercise price of $0.01, and five year-warrants to be issued to Digital Offering for the purchase of 0.5% of the Ordinary Shares outstanding after the completion of this offering, exercisable at an exercise price of $0.01 if the volume weighted average price of our Ordinary Shares is at least 120% of the initial public offering price for 30 consecutive trading days within the first six months after the completion of this offering, as described in “Underwriting—Other Relationships.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements based upon our current plans and expectations that involve risks, uncertainties, and assumptions, such as statements regarding our plans, objectives, expectations, intentions, and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a development stage green energy company in the process of repurposing and recommissioning a traditional baseload power plant to run on renewable fuel. Our goal is to develop a network of renewable energy projects in Australia that would include hydrogen production facilities producing green hydrogen. We believe co-development of green energy projects with hydrogen production facilities will serve the dual purpose of reducing reliance on traditional fossil fuels and supporting broad decarbonization goals. Our first project is the recommissioning and conversion to biofuels of a 146 MW electric baseload power generation plant, where we also intend to co-locate hydrogen fuel production technology to produce green hydrogen. According to a report commissioned by the Council of Australian Governments, global demand for hydrogen exported from Australia could be almost one million tonnes by 2030, adding A$11 billion in GDP growth each year by 2050.
In September 2018, we acquired the Redbank Power Station. In 2014, the Redbank Power Station was shut down for upgrades, which were partially completed, but the plant was never restarted due to broader financial considerations. The acquired Redbank Power Station included the primary power generating equipment, the plant system both electrical and mechanical, 47 acres of land (approximately 50% of which is currently utilized) and all other related operating systems and facilities. We believe recommissioning the Redbank Power Station and converting it to run on biomass rather than coal tailings is an important first step in our strategy of becoming an early mover in the green hydrogen market in Australia. In addition, we expect the Redbank Recommission Project to provide multiple near-term environmental and economic benefits. The use of biomass as fuel will have the non-commercial benefit of making use of renewable timber resources that currently have limited markets and, ultimately, reduce the amount of commercial waste timber being disposed to landfill sites.
We have engaged a team of engineering consultants for the Redbank Recommission Project, who have confirmed their belief that the Redbank Power Station’s CFBB combustion system can operate on biomass subject to feed system modifications. Upon completion of this offering, we intend to complete the Redbank Recommission Project. The Redbank Power Station, once the Redbank Recommission Project is completed, will be renamed the Verdant Hunter Valley Power Station and will be powered using biomass consisting of wood waste that will initially come from sustainable forestry waste and/or sustainable timber residues. Following receipt of the additional requisite governmental and regulatory approvals, as described in “Regulatory Matters”, we also intend to use biomass from the waste and recycling industry for which we expect to receive tipping fees, as described in “Business—Sources of Revenue—Tipping Fees.” Based on estimates of our engineering consultants, we expect the Verdant HV Power Station will consume approximately 840,000 tonnes annually of biomass fuel. Based on industry metrics, we believe the fuel to be used by the Verdant HV Power Station will eliminate the reporting of 950,000 tonnes of carbon dioxide equivalent emissions per year (under Australia’s National Greenhouse Energy Reporting scheme) compared to the Redbank Power Station’s previous operation and effectively achieve “net zero” emissions.
We have limited operating history upon which to base assumptions that we will be able to achieve our business plans. Our Verdant HV Power Station and Verdant HV Hydrogen Plant, once operational, will be subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history, unfavorable market forces and potential undercapitalization. There can be no assurance that future operations will be profitable. There can be no assurance we will achieve our projected goals or accomplish our business plans.
Capital Needs
We estimate that we will need approximately A$67 million (or US$ ) to complete the Redbank Recommission Project, including capital spending and operating costs of approximately A$56.2 million (or

US$ ), as well as the costs of this offering, the repayment of acquisition debt, and financing and other indirect costs. Our forecasts indicate that these amounts will be expended through fiscal 2022 and we will need to raise additional capital. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund the costs of the Redbank Recommission Project, including to recommission the Redbank Power Station, obtain water rights, obtain the requisite governmental and regulatory approvals, augment material handling systems, complete market registrations and connections, engage and ensure staff are adequately trained, procure fuel, repay outstanding debt, pay costs of raising capital and ensure we have the working capital required to commence operations.
Following completion of the Redbank Recommission Project, and subject to receipt of the requisite governmental and regulatory approvals described in “Regulatory Matters” and additional required capital, we plan to begin construction of the Verdant HV Hydrogen Plant. In order to fund the costs of completing Hydrogen Project Phase 1, we would need to raise an additional A$26 million (or US$ ) through a mix of equity and debt financing. Based on estimated permitting timelines, we would expect Hydrogen Project Phase 1 to commence within 12 months following the completion of this offering, and to be completed within 20 months following the completion of this offering.
Subject to receipt of the requisite governmental and regulatory approvals described in “Regulatory Matters” and the additional required capital, we intend to explore Hydrogen Project Phase 2, which we expect to commence within 24 months following the completion of this offering. Based on initial high-level cost estimates for Hydrogen Project Phase 2, we expect to seek an additional A$190 million (or US$ ) through a mix of equity and debt financing, but this could vary depending on advancements in and cost improvements of electrolyzer technology and prevailing market conditions.
The Company’s continuing operations are dependent upon its ability to raise capital and generate cash flows. As of June 30, 2021, we had cash and cash equivalents of A$  and an accumulated deficit of A$ . Our audited financial statements for the period ended June 30, 2020 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern if we are unable to raise further capital. We have incurred losses in each year since our inception, including net losses of approximately A$2.5 million (or US$ ) and A$2.4 million (or US$ ) for the years ended June 30, 2020 and 2019, respectively. The consolidated financial statements contained herein do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence. Our continuation as a going concern is dependent on future cash flows from operations, including the successful production and sale of electricity and/or hydrogen to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. Our ability to achieve our business objectives is subject to material uncertainty which may cast significant doubt upon our ability to continue as a going concern.
Material Weaknesses
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting in accordance with the requirements applicable to public companies. In connection with the audits of our consolidated financial statements as of and for the fiscal period ended June 30, 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
One existing material weakness relates to segregation of duties related to roles and responsibilities in our accounting department which is lacking in various circumstances, including with respect to review of transactions and events to more fully access accounting treatment and inadequate separation of custody, recording and authorization of transactions for good and services. The other material weakness relates to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS reporting requirements to fully address complex accounting treatments and related disclosures in accordance with IFRS. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
Following the identification of the material weaknesses and other control deficiencies, we decided to take measures to remediate these deficiencies. However, we have not yet implemented these remediation measures and, once implemented, such measures may not fully address such weakness and deficiencies in our internal control over financial reporting. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
Impact of COVID-19
The global pandemic arising from the outbreak and spread of COVID-19 has had a material effect on global economic markets and the operation of a wide variety of businesses, including those in the energy industry. The global economic outlook is facing unprecedented uncertainty due to the pandemic, which has had and may continue to have a significant impact on the industry dynamics to which we are subject (including the ability to import component parts) and the macro-economic environment in which we will be operating.
Our Results of Operations
 Revenue
To date, we have not generated any revenue and do not expect to generate revenue until after we have completed the planned recommissioning and restart of the Redbank Power Station.
 General and Administrative Expenses
General and administrative expenses currently consist of amounts being expended relating to the recommissioning and maintenance of the Redbank Power Station in its current condition, the engagement of consultants to prepare reports and evaluations to support the process of obtaining the requisite governmental and regulatory approvals, the negotiation and documentation of contractual arrangements for the supply of fuels and other inputs required for our operations, the internal costs of raising capital and general administration of the Company.
Employee Benefit Expenses
Employee benefit expenses comprise the costs of employing, retaining and training our employees, granting share-based payments to employees along with associated government levies for superannuation, workers’ compensation insurance and payroll taxes.
Employee benefit expenses were A$  for the year ended June 30, 2021, compared to A$891,689 for the year ended June 30, 2020. This change was due to   .
Directors’ Fees
Directors’ fees expenses comprise the cost of engaging a non-executive director.
Directors’ fees expensed were A$  for the year ended June 30, 2021, compared to A$90,000 for the year ended June 30, 2020. This change was due to   . From July 1, 2019 to September 30, 2019, the costs of the then Chief Executive Officer and Director were recorded as director fees. After his resignation on September 30, 2019, the former Chief Executive Officer remained as a non-executive director, has been renumerated at a lower rate and the costs have been included as part of directors’ fees expenses.

Management Fees
Management fees expenses comprise the cost relating to the Company’s Corporate Advisory and Business Development Mandate with Arthur Phillip Pty Limited (“Arthur Phillip”), a company controlled by Mr. Richard Poole, a director and, since October 1, 2019, our Chief Executive Officer. The management fees are for the provision of the services of Mr. Richard Poole and other staff of Arthur Phillip Pty Limited under the agreement. The Company and Arthur Phillip have agreed to terminate the Corporate Advisory and Business Development Mandate upon the effectiveness of this offering and Arthur Phillip will not be entitled to any additional payment under this agreement. See “Related Party Transactions.”
Management fees expensed were A$  for the year ended June 30, 2021, compared to A$277,500 for the period ended June 30, 2020. This change was due to   .
Legal, Professional and Consulting Fees
The Company engages various specialty consultants as a cost-effective means of obtaining the skills required to design, develop, negotiate and document commercial agreements for key elements of the Company’s business plan. In the long term, the Company may move a portion or all of these services in-house. Legal, professional and consulting fees comprise the cost of advisors to the Company to assist in the process of obtaining all necessary Australian federal, state and local regulatory approvals and permits for its business plan, legal advice in the documentation of contractual arrangements, auditor fees and contract staff. Legal, professional, and consulting fees expensed were A$  for the year ended June 30, 2021, compared to A$465,000 for the period ended June 30, 2020. This change was due to   .
Rental Expenses
Rental expenses represent the costs relating to our headquarters in Sydney, Australia, including lease maintenance and incidental costs. Rental expenses were A$  for the year ended June 30, 2021, compared to A$123,555 for the year ended June 30, 2020. This change was due   .
Site Service and Maintenance Costs
Site service and maintenance expenses represent costs relating to the maintenance and servicing of the Redbank Power Station, including the purchase of parts and oils, the engagement of contractors to perform specific service activities, electricity to operating equipment, the maintenance of information systems, security services, cleaning and incidental costs.
Site service and maintenance expenses were A$  for the year ended June 30, 2021, compared to A$281,079 for the year ended June 30, 2020. This change was due to   .
Insurance Expenses and Other Expenses
Insurance expenses comprise insurance, registration costs with regulatory bodies, travel and corporate promotional activities, and other expenses comprise expenses that otherwise do not fit within other expense categories.
Insurance expenses and other expenses totalled A$  for the year ended June 30, 2021, compared to A$65,698 for the year ended June 30, 2020. This change was due to   .
Finance Costs
Finance costs comprise interest and other fees associated with borrowings and other liabilities, including costs of our outstanding convertible notes.
Finance costs were A$  for the year ended June 30, 2021, compared to A$330,880 for the year ended June 30, 2020. This change was due to   .
 Income Tax Benefit
Due to the uncertainty of our ability to earn future profits to offset our current income tax losses, there has not been a recognition of the income tax losses in the Consolidated Statement of Profit and Loss and Other Comprehensive Income for any financial period to date.

Liquidity and Capital Resources
The liquidity and capital resources discussion that follows contains certain estimates as of the date of this prospectus of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates reflect numerous assumptions made by us with respect to general business, economic, regulatory, market and financial conditions, industry conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. Please carefully read the risks discussed in “Risk Factors” contained in this prospectus which describe significant risks and uncertainties that may affect us and our financial conditions.
 Sources and Uses of Liquidity
We have incurred operating losses since our inception and do not expect to generate revenue until after the planned recommissioning and restart of the Redbank Power Station has occurred. From our incorporation on March 6, 2018 through June 30, 2021, we have funded our operations primarily through the issuance and sale of new Ordinary Shares totalling A$18.82 million (or US$ ) (before issuing costs) and the issuance of convertible notes totalling A$1.94 million (or US$ ) (before issuing costs). In November and December 2019, we issued an aggregate of A$1,940,000 of unsecured convertible notes. The 2021 Notes have a 24-month maturity from the dates of issuance and an interest rate of 8% per annum, calculated monthly and payable quarterly in arrears in cash. The 2021 Notes will remain outstanding upon the completion of this offering unless the holders thereof elect to convert the principal amount of indebtedness into Ordinary Shares at the conversion rate of A$   per Ordinary Share.
We anticipate incurring additional losses and negative cash flows from operations until such time, if ever, that we can restart the Redbank Power Station and thereafter until the plant generates sufficient revenues to exceed our expenses. As of June 30, 2021, we had cash and cash equivalents of A$  (or US$ ). Our primary uses of cash are to fund the development of our business plan and support this offering.
 Funding Requirements and Capital Expenditures
We estimate that we will need approximately A$67 million (or US$ ) to complete the Redbank Recommission Project, including capital spending and operating costs of approximately A$56.2 million (or US$ ), as well as the costs of this offering, the repayment of acquisition debt, and financing and other indirect costs. Our forecasts indicate that these amounts will be expended during fiscal 2022 and we will need to raise additional capital. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund the costs of the Redbank Recommission Project, including to recommission the Redbank Power Station, obtain water rights, obtain the requisite governmental and regulatory approvals, augment material handling systems, complete market registration and connections, engage and ensure staff are adequately trained, procure fuel, repay outstanding debt, pay costs of raising capital and ensure we have the working capital required to commence operations.
Following completion of the Redbank Recommission Project, and subject to receipt of the requisite governmental and regulatory approvals described in “Regulatory Matters” and additional required capital, we plan to begin construction of the Verdant HV Hydrogen Plant. In order to fund the costs of completing Hydrogen Project Phase 1, we would need to raise an additional A$26 million (or US$ ) through a mix of equity and debt financing. Based on estimated permitting timelines, we would expect Hydrogen Project Phase 1 to commence within 12 months following the completion of this offering, and to be completed within 20 months following the completion of this offering.
Subject to receipt of the requisite governmental and regulatory approvals described in “Regulatory Matters” and the additional required capital, we intend to explore Hydrogen Project Phase 2, which we expect to commence within 24 months following the completion of this offering. Based on initial high-level cost estimates for Hydrogen Project Phase 2, we expect to seek an additional A$190 million (or US$ ) through a mix of equity and debt financing, but this could vary depending on advancements in and cost improvements of electrolyzer technology and prevailing market conditions.

The anticipated timelines with respect to the Redbank Recommission Project and each phase of the Verdant HV Hydrogen Project are outlined below.

The recommission and/or establishment of our planned projects is a time-consuming, expensive and uncertain process that may take many years to complete, and we may never generate the results required to achieve output of energy and the resulting revenue.
Our present and future funding requirements for our Verdant HV Power Station and Verdant HV Hydrogen Project will depend on many factors, including, among other things:
•	the initiation, progress, timing, costs and results of our Redbank Recommission Project, including the necessary refurbishment or update of certain key plant infrastructure;
•	costs associated with expanding our organization, including our management infrastructure;
•
the costs involved in pursuing development applications and addressing subsequent queries or objections to those applications raised by third parties and potentially appealing the decisions of various governmental authorities;

•	the cost of acquiring water rights in an amount sufficient to run the Verdant HV Power Station and any delays or additional costs that we may encounter in connection therewith;
•
the time and costs involved in obtaining the requisite governmental and regulatory approvals for our planned projects (including environmental approvals, licenses and levies) and any delays we may encounter as a result of evolving governmental or regulatory requirements or adverse results with respect to any assessments involving these planned projects;

•	the revenue we expect to generate, which will depend in part on energy prices in the wholesale spot market;
•	selling and marketing activities undertaken in connection with the sale of output from the Verdant HV Power Station; and
•	the costs of operating as a publicly traded company in the United States.
Operating Expenses
We expect our operating expenses to significantly increase as we move forward with the Redbank Recommission Project, particularly as we engage employees, develop operating and safety systems, build up our fuel inventory, obtain the requisite governmental and regulatory approvals, implement information technology systems and further develop our business plan subsequent to the restart of the Redbank Power Station. For example, we expect to incur increased operating expenses from:
•	employee benefit expenses;
•	site service and maintenance expenses;
•	feedstock storage costs;
•	finance expenses, such as the costs of borrowings we plan to undertake;
•	legal, professional and consulting fees;
•	insurance expenses;
•	compliance costs; and
•	fees and licenses.
We will need to obtain substantial additional funding in connection with our planned and continuing operations, including our Verdant HV Hydrogen Project. Until we can generate a sufficient amount of revenue from the sale of electricity or, if our HV Hydrogen Plant is completed, green hydrogen, we expect to finance our operating activities through our existing liquidity, the net proceeds from this offering and future financing activities, including a combination of equity and debt financings, collaborations and strategic alliances.
Effects of Funding
To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of Ordinary Shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and financial covenants. If we raise funds through collaborations, strategic alliances or other arrangements we may have to assign future revenue streams to other parties. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate implementation of our business plans. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Business.”

Cash Flows
The following table summarizes our sources and uses of cash for the years ended June 30, 2020 and 2021:
	Year Ended June 30,	Year Ended June 30,
	2020	2021
	(in thousands)
Net cash provided by (used in):
Operating activities	A$(1,845)	A$
Investing activities	(28)
Financing activities	1,921
Net increase (decrease) in cash and cash equivalents	A$47	A$
 Operating Activities
For the years ended June 30, 2020 and June 30, 2021, net cash used in operating activities was A$1,845,538 and A$ , respectively, which represents the expenses incurred in the employment of staff, site expense including care and maintenance of the Redbank Power Station, costs of third-party studies, consultants and professional fees related to pursuing the business plans of the Company, director and management fees and administrative costs of operation.
 Investing Activities
For the years ended June 30, 2020 and June 30, 2021, net cash used in investing activities was A$28,238 and A$ , respectively, being the investment in the Redbank Power Station.
 Financing Activities
For the year ended June 30, 2020, net cash provided by financing activities was A$1,921,000, which consisted of A$565,000 from the issuance of new Ordinary Shares less costs of A$12,000 and A$1,940,000 from the issuance of convertible notes less costs of A$97,000. Repayment of borrowings owed in relation to the purchase of the Redbank Power Station were A$475,000.
For the year ended June 30, 2021, net cash provided by financing activities was A$ , which was   . Repayment of borrowings owed in relation to the purchase of the Redbank Power Station were A$ , and repayment of other liabilities were A$  .
 Biogreen Success Fee
In September 2018, in connection with our acquisition of the Redbank Power Station, we entered into an asset sale agreement with Biogreen Energy Pty Ltd (“Biogreen”) pursuant to which we agreed to pay Biogreen an amount equal to A$9.5 million, comprised of an unconditional A$4.5 million option exercise payment, a purchase payment obligation in the amount of A$5.0 million out of the future earnings generated by the Verdant HV Power Station (the “Biogreen Success Fee”) and we assumed a loan of A$2.5 million. In February 2021, the obligations under the Biogreen Success Fee were replaced with an increase in the indebtedness of A$1.2 million to the existing indebtedness of A$2.5 million we assumed and owed to Richard Butler, a director of Biogreen, who provided financing to Biogreen pursuant to the RFF (as defined below).
 Redbank Finance Facility
On September 7, 2018, we assumed a loan of A$2.5 million in connection with our purchase of the Redbank Power Station. We refer to this loan as the Redbank Finance Facility (the “RFF”). The RFF was secured by the acquired assets, carried an interest rate of 12.0% and was scheduled to mature in June 2021. On February 11, 2021, we amended the RFF to extend the maturity date to July 2022. The amendment also increased the principal balance of the loan to approximately A$5.2 million, in exchange for the cancellation of the Biogreen Success Fee, accrual of interest and cancellation of certain contingent liabilities. As of June 30, 2021, we are obligated under the RFF to make monthly payments of A$50,000, payments of A$500,000 on September 20, 2021 and April 2, 2022 and a final payment of A$   on July 31, 2022.

Share-Based Payments
We have outstanding Class A, Class B and Class C options, each of which are exercisable for our Ordinary Shares for no additional capital. Class A options were issued to shareholders as partial consideration for capital raised from those shareholders. There are no vesting conditions or limitations on Class A options. Class B and Class C options were issued to directors and employees, respectively, for services rendered. Class B and Class C options vest over two to four years, provided that holders remain employed by us.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any off-balance sheet financing arrangements, such as relationships with other entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our Consolidated Statement of Financial Position. In addition, we do not engage in trading activities involving non-exchange traded contracts.
Critical Accounting Policies and Estimates
We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See note 3 to our Consolidated Financial Statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our Consolidated Financial Statements in conformity with IFRS requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.
Acquisition accounting
We have determined that the acquisition of the Redbank Power Station in September 2018 was an acquisition of an asset rather than a business combination, due to the following factors:
•	the plant had not been operating for a period of over four years;
•	only one employee was engaged at the time of acquisition, who was on care and maintenance duties; and
•	no contractual arrangements were included as part of the purchase for the supply of raw materials or the sale of output.
Assessment of market interest rates
We use valuation techniques to determine the fair value of financial instruments (where active market quotes are not available) and non-financial assets. This involves developing estimates and assumptions consistent with how market participants would price the instrument. We base our assumptions on observable data as far as possible but this is not always available. In that case, we use the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.
Capitalization of costs
Subsequent to the purchase of the Redbank Power Station, we evaluate costs incurred and determine if they are directly attributable to bringing the asset to the necessary condition for it begin operation. These costs are capitalised to the asset.
Impairment of non-financial assets
We make significant judgements when assessing if assets are impaired. We review internal and external data to identify indicators of impairment and to support the values of assets held. No indicators of impairment were identified on June 30, 2020.

 Share-Based Payment Transactions
We provide benefits to our directors, employees (including key management personnel) and contractors in the form of share-based payments, whereby directors, employees and contractors render services in exchange for Ordinary Shares or rights over Ordinary Shares (equity-settled transactions). The cost of these equity-settled transactions with directors, employees and contractors is measured by reference to the fair value at the date at which they are granted. Binomial models are used to value the options issued, with key assumptions being the fair market value per Ordinary Share on the grant date, the option exercise price, expected volatility of the underlying Ordinary Shares based on the historical share price volatility and the risk-free interest rate.
The cost of the equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (the vesting period), ending on the date on which the relevant directors, employees and contractors become fully entitled to the award (the vesting date). The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity.
Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so.
Recently Adopted Accounting Pronouncements
The Company has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the International Financial Reporting Standards (“IFRS”) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Company. Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.
During the fiscal year ended June 30, 2020, we applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in our consolidated financial statements.
The new and revised International Financial Reporting Standards, Interpretations and amendments that have been issued but are not yet effective, are not expected to have a material impact on the amounts recognized or disclosures included in our consolidated financial statements.
Qualitative and Quantitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rate risk.
 Commodity Price Risk
We plan to initially fuel our Verdant HV Power Station entirely with sustainable biomass, such as forestry waste and/or timber residues and, upon obtaining the requisite governmental and regulatory approvals, gradually include commercial waste timber. We have secured expressions of interest to supply over 1.1 million tonnes of biomass fuel and believe there is ample biomass available at economically feasible prices in New South Wales. However, a number of factors including continued decline in economic activity, adverse weather conditions and competition from other consumers of sustainable biomass could result in reduced supply or higher prices for sustainable biomass which could increase our costs to produce electricity. In the future, we may decide to address these risks through the use of fixed price supply contracts as well as commodity derivatives.
 Interest Rate Risk
As of June 30, 2021, we had cash and cash equivalents of A$  million. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia’s largest banks. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates.

 Future Arrangements
Any revenues we produce may subject us to market risks with respect to energy pricing. As we approach commercial operation, we may enter into hedging and futures arrangements. We may in the future enter into long-term offtake arrangements to mitigate these pricing risks, or we may enter into financial or physical energy hedges, including hedges that require delivery of a specified amount of energy at a specified time in return for a fixed price.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:
•	the last day of the fiscal year during which we have total annual gross revenues of US$1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more;
•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or
•
the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last day of our most recently completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company.” In addition, Section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.
Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period. This election is irrevocable.
Implications of Being a Foreign Private Issuer
Upon effectiveness of this registration statement, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, that are applicable to “foreign private issuers,” and under those requirements we will file reports with the SEC. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Ordinary Shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.
Under Australian law, we prepare financial statements on an annual basis, and we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

BUSINESS
Overview
We are a development stage green energy company in the process of repurposing and recommissioning a traditional baseload power plant to run on renewable fuel. Our goal is to develop a network of renewable energy projects in Australia that would include hydrogen production facilities producing green hydrogen. We believe co-development of green energy projects with hydrogen production facilities will serve the dual purpose of reducing reliance on traditional fossil fuels and supporting broad decarbonization goals. Our first project is the recommissioning and conversion to biofuels of a 146 MW electric baseload power generation plant, where we also intend to co-locate hydrogen fuel production technology to produce green hydrogen. According to a report commissioned by the Council of Australian Governments, global demand for hydrogen exported from Australia could be almost one million tonnes by 2030, adding A$11 billion in GDP growth each year by 2050.
In September 2018, we acquired the Redbank Power Station. In 2014, the Redbank Power Station was shut down for upgrades, which were partially completed, but the plant was never restarted due to broader financial considerations. The acquired Redbank Power Station included the primary power generating equipment, the plant system, both electrical and mechanical, 47 acres of land (approximately 50% of which is currently utilized) and all other related operating systems and facilities. We believe recommissioning the Redbank Power Station and converting it to run on biomass rather than coal tailings is an important first step in our strategy of becoming an early mover in the green hydrogen market in Australia. In addition, we expect the Redbank Recommission Project to provide multiple near-term environmental and economic benefits. The use of biomass as fuel will have the non-commercial benefit of making use of renewable timber resources that currently have limited markets and, ultimately, reduce the amount of commercial waste timber being disposed to landfill sites.
We have engaged a team of engineering consultants for the Redbank Recommission Project, who have confirmed their belief that the Redbank Power Station’s CFBB combustion system can operate on biomass subject to feed system modifications. Upon completion of this offering, we intend to complete the Redbank Recommission Project. The Redbank Power Station, once the Redbank Recommission Project is completed, will be renamed the Verdant Hunter Valley Power Station (or the “Verdant HV Power Station”) and will be powered using biomass consisting of wood waste that will initially come from sustainable forestry waste and/or sustainable timber residues. Following receipt of the requisite governmental and regulatory approvals, as described in “Regulatory Matters”, we also intend to use biomass from the waste and recycling industry for which we expect to receive tipping fees, as described in “Business—Sources of Revenue—Tipping Fees.” Based on estimates of our engineering consultants, we expect the Verdant HV Power Station will consume approximately 840,000 tonnes annually of biomass fuel. Based on industry metrics, the fuel to be used by the Verdant HV Power Station will eliminate the reporting of 950,000 tonnes of carbon dioxide equivalent emissions per year (under Australia’s National Greenhouse Energy Reporting scheme) compared to the Redbank Power Station’s previous operation and effectively achieve “net zero” emissions.
Based upon our analysis supported by third-party engineering firms, we estimate the replacement value of the Redbank Power Station to be between A$430 million and A$870 million (or between US$   and US$  ) and the aggregate capital spending and operating costs to complete the Redbank Recommission Project to be approximately A$56.2 million (or US$  ) (see “—Our Strengths”). We currently estimate the full recommissioning process, including a three-month initial trial period during which time we will test the operation and performance of the Redbank Power Station, to take up to 10 months from the completion of this offering, based on estimates for work from our engineering consultants and estimated timelines to receive relevant approvals. Initial project planning is under way, and we are in discussions with relevant permitting authorities and feedstock suppliers. The Redbank Recommission Project is dependent on timely receipt of the requisite governmental and regulatory approvals and the completion of this offering.
Once the Redbank Recommission Project is completed, we believe the Verdant HV Power Station will become one of Australia’s largest standalone green energy baseload generators (excluding hydroelectricity projects). Initially, we plan to operate the Verdant HV Power Station continuously on a 24 hours a day/7 days a week basis (subject to planned and unplanned outages) to generate green electricity for sale into the NEM. We will also seek accreditation under the REE in order to be eligible to receive LGCs and other green certificates. In order to be accredited to receive LGCs, we must submit an application to the CER which assesses it on its merits against the statutory qualifying criteria. The LGCs currently have monetary value and are tradeable in an active market in Australia.

We estimate that we will need approximately A$67 million (or US$ ) to complete the Redbank Recommission Project, including capital spending and operating costs of approximately A$56.2 million (or US$ ), as well as the costs of this offering, the repayment of acquisition debt, and financing and other indirect costs. We believe that the Verdant HV Power Station will generate EBITDA of A$67 million in less than five full years from commencement of operations based on initial project, plant operations and electricity production and other financial assumptions, and assuming that we do not encounter any delays or obstacles in the governmental and regulatory approval process (see “—Sources of Revenue”).
Subsequent to the completion of the Redbank Recommission Project, and subject to the receipt of the requisite governmental and regulatory approvals and additional required financing, we also plan to commence the Verdant HV Hydrogen Project on our available vacant land adjacent to the Verdant HV Power Station. Upon completion of the Verdant HV Hydrogen Project, the Verdant HV Hydrogen Plant is expected to produce green hydrogen fuel using current electrolysis technology and powered by green electricity generated from our Verdant HV Power Station.
The Verdant HV Hydrogen Project is expected to be completed in two phases. In Hydrogen Project Phase 1, we would expect to use approximately 10 percent of the electricity generated from our Verdant HV Power Station to produce up to 6 tonnes of green compressed hydrogen per day. Hydrogen Phase 1 is forecasted to be completed within 20 months following the completion of this offering, subject to adjustment based on prevailing market conditions and assuming timely receipt of the requisite governmental and regulatory approvals, and additional capital spending of approximately A$26 million (or US$  ), which would be funded by capital raised separately from this offering. In Hydrogen Project Phase 2, subject to prevailing market conditions, the receipt of the requisite governmental and regulatory approvals and the receipt of additional required capital, we plan to commence scaling up of our hydrogen production capacity to approximately 60 tonnes of compressed hydrogen per day, ultimately utilizing up to 100 percent of the electricity generated from our Verdant HV Power Station. Any remaining capacity is expected to be sold at the wholesale spot prices in the NEM. Hydrogen Project Phase 2 is forecasted to commence within 24 months following the completion of this offering and to require capital spending of approximately A$190 million (or US$  ). We currently expect we will need to raise additional capital to finance each of the Hydrogen Project Phase 1 and Hydrogen Project Phase 2 through a mix of equity and debt financing. Decisions on each phase will be driven by market conditions and our ability to obtain the requisite governmental and regulatory approvals and additional financing. We plan to grow the production of green hydrogen based on market demand and financial returns relative to the sale of green electricity, subject to the requisite governmental and regulatory approvals.
In addition to our Verdant HV Hydrogen Project, we are actively exploring other opportunities throughout Australia to develop additional green hydrogen projects similar to the Verdant HV Hydrogen Project. In particular, we are seeking underutilized renewable energy generation assets (such as solar and wind farms where power generation is not being fully utilized by the grid) where we can co-locate a hydrogen production plant. Given the current renewable energy opportunities in Australia, and subject to funding, our goal would be to have multiple projects under various stages of development to support the creation of a green hydrogen production network. By leveraging our management’s experience, knowledge, and relationships in Australia’s renewable energy industry, we expect this network of green hydrogen projects to service both the domestic and export markets for green hydrogen. As the market for green hydrogen is in the early stages of development, we are also developing opportunities that facilitate the adoption of, and demand for, green hydrogen and that facilitate its export to what we anticipate to be high demand markets in Asia.
Market Opportunity for Green Hydrogen
Upon the completion of the Redbank Recommission Project, we believe we will be well positioned to take advantage of the market opportunity created by the drive in Australia and neighboring markets towards net zero emissions. The Company believes it will benefit from current trends in the energy markets, including (i) the increasing global focus on the move away from fossil-based fuels to support decarbonization, (ii) green hydrogen’s potential role in addressing decarbonization, as outlined by the International Renewable Energy Agency and (iii) the leadership role being played by Australia and key countries in Asia, particularly Japan and South Korea, in promoting the use of green hydrogen in major industries and applications. Key initiatives relating to the green hydrogen market include:
•
The Paris Agreement, which to date has been signed by 191 states and the European Union, aims to limit CO2 emissions to net zero emissions globally in the second half of the century. Signatories to the agreement must submit emissions reduction commitments. The NSW government has committed to an aspirational objective of achieving net zero emissions by 2050. Additionally, approximately 70% of Australia’s major trading partners have pledged to achieve net zero emissions by 2050 or 2060, including Japan, South Korea, the United States and the European Union.
•
The potential for hydrogen to play a key role in achieving net zero emissions if it is produced from renewable energy. According to Bloomberg New Energy Finance, green hydrogen could provide up to 24% of global energy needs by 2050, cutting CO2 emissions by up to 30%.

•
Commitment to national hydrogen strategies by Australia, Japan and South Korea to transform themselves into hydrogen fueled economies in the next 30 years and to make significant investments in research, development and commercialization of green hydrogen. Japan and South Korea have signed a cooperation agreement and letter of intent with Australia, respectively, to support future hydrogen export from Australia and to develop international certification standards for hydrogen trade.

•
Australia’s positioning to play a key role in the global shift to hydrogen-fueled economies based on its: (1) abundant renewable energy resources available at low cost, which are essential for green hydrogen to reach scale; (2) developed regulatory, safety and market infrastructure that is necessary for the industrialization of green hydrogen production; and (3) geographic proximity to Asian markets where demand for green hydrogen is expected to grow in the coming years, including Japan, South Korea, China and Singapore.

In their 2020 bioenergy annual report the International Energy Agency concludes that modern biomass processes are globally recognized as having net zero emissions when coupled with fuel sourced from sustainable practices, as illustrated in the chart below. Achieving a “higher use” of waste through energy generation is also recognized by the Australian government as an essential component in the transition to a low carbon economy. As shown in the diagram below, the closed carbon cycle process begins with radiation from the sun and the sequestration of atmospheric CO2 by plants during photosynthesis. Commercial processes (such as sugar cane production or plantation forest harvesting) provide residues, that when used as a fuel, achieve a higher use than other alternatives (such as producing electricity instead of burning it in the field) . Residues in Australia not used in bioenergy production are largely left on site, burned, or used for low value products, such as mulch.

CO2 taken up when trees grow
CO2
CO2 released when fuels burned
CO2
CO2 sunlight, and water used in photosynthesis to make new plant material
Water
Bioenergy power station
Electricity
Heat
Cooling
Transport
HARVESTING
PROCESSING
BIOFUELS

Source: New South Wales Department of Trade and Investment 2013.[3]

Our Strengths
We believe that the following strengths position us to execute our business plans successfully:
•
Our baseload electric power plant gives us financial advantages. We own and are recommissioning a coal-fired baseload electric power plant, which we acquired at a discount to greenfield replacement cost, and are in the process of converting it into a renewable energy plant. Because the plant has substantially all of the necessary infrastructure in place, including primary power generating equipment and the balance-of-plant systems, we estimate that the cost of the Redbank Recommission Project will be significantly lower than the cost of constructing a new standalone renewable energy plant of similar generation capacity. Currently, when completed, we expect the plant will be one of the largest green baseload generators in Australia (excluding hydroelectric plants).
•
Short recommissioning timeline and payback period for our Redbank Recommission Project. We estimate the recommissioning period of the Redbank Power Station to be approximately 10 months from the completion of this offering, as opposed to the typical power generation plant development and construction timeline for equivalent electrical output of several years. In addition, unlike many infrastructure projects of similar size, the payback period for the Redbank Recommission Project is anticipated to be less than five full years of operations, based on the low upfront capital costs, assuming (i) operation on a stand-alone basis, (ii) no delays or obstacles in the governmental and regulatory approval process and (iii) earnings based on the wholesale price of energy sold into the NEM, our entitlement to and average pricing of LGCs and tipping fees, and operating costs at levels similar to the historic operating costs of the Redbank Power Station. See “Business—Sources of Revenue.”

•
We expect that the Verdant HV Hydrogen Plant, once completed, will benefit from being close to both the Sydney domestic market and the Port of Newcastle. Once completed, our Verdant HV Hydrogen Plant will be strategically positioned with access to both large local markets on the east coast of Australia, as well as to Asian markets via ports. The planned site for the Verdant HV Hydrogen Plant will be well situated, via major highways, to the Port of Newcastle, Australia’s third largest port by volume, and to Sydney, Australia’s largest city. It will also be adjacent to a major railway with direct access to the east coast rail network and the Port of Newcastle.

•
Our Verdant HV Power Station and Verdant HV Hydrogen Plant, once completed, are expected to have the flexibility to generate multiple revenue streams, including electricity sales, green certificates, tipping fees and revenue from the sale of green hydrogen. The Verdant HV Power Station, when operating solely on sustainable forestry and timber residues, is expected to generate income from the sale of electricity and the generation and sale of LGCs (until the program’s expiration in 2030). Following receipt of all applicable approvals, as described in “Regulatory Matters,” the Verdant HV Power Station will also generate tipping fees for disposing of commercial waste timber from commercial recycling sources. Following the planned construction and commencement of the Verdant HV Hydrogen Plant, we will begin to generate sales from the production of green hydrogen. We plan to grow the production of green hydrogen based on market demand and financial returns relative to the sale of green electricity, subject to the requisite governmental and regulatory approvals and the receipt of additional required financing. Additionally, we plan to build flexibility into our hydrogen contracts such that in times of high electricity demand or a shortage in supply leading to high energy prices, we are able to elect to sell green energy into the grid (subject to satisfying any green hydrogen offtake agreements).

•
Competitive advantage over other new entrants and access to new project opportunities for green hydrogen projects via our experienced senior management team with a history of acquiring, developing, financing, building and operating businesses in the energy industry. Management has previously held senior business development, financial, operations, and sales positions at private and publicly traded energy companies, including renewable energy operations. We believe our senior management team has strong relationships in Australia’s renewable energy industry, including with key biomass feed stock sources, key plant engineering firms and related supply chain partners in Australia and Asia. We believe that these relationships may give us a competitive advantage over other new entrants. In addition, we believe we will be able to leverage our management’s relationships, built over decades, to identify new project opportunities for green hydrogen projects.

Our Strategy
Our mission is to be one of Australia’s leading commercial-scale suppliers of green hydrogen to both domestic and export markets through integration of green hydrogen production with green power generators, and to continue the development of integrated green hydrogen and green power projects in the future. We are pursuing a multi-pronged strategy to support our mission.

The key elements of our strategy include:
•
Establishing a green energy and green hydrogen project by leveraging our baseload green power project. Subject to receipt of the requisite governmental and regulatory approvals, we intend to recommission the 146 MW Redbank Power Station, which we believe provides us significant financial advantages over green field power production development. Upon completion of the Redbank Recommission Project, we plan to commence electricity sales into the NEM, which we believe can be done profitably, to support the development of our Verdant HV Hydrogen Project. Then, subject to available capital and the receipt of the requisite governmental and regulatory approvals, we intend to build out an integrated green hydrogen production facility.

•
Leverage our expected position as an early mover in the green hydrogen market to identify and create a network of green hydrogen project opportunities to become a leading green hydrogen provider for Australia. We believe successful development of the Verdant HV Hydrogen Project would make us an early mover of green hydrogen production in Australia and allow us to build a significant position in the industry. We intend to leverage this position to build out a network of green power and green hydrogen projects. In addition, we are actively seeking opportunities to develop additional green hydrogen projects in multiple locations across Australia as well as develop or acquire low cost renewable generation that can be matched with electrolyzers for green hydrogen production. We believe Australia’s abundant local green energy resources and proximity to export markets, along with being an early mover in the green hydrogen market, will position us well to capitalize on the Australian market for green hydrogen.

•
Utilize our expected position as a future producer of green hydrogen, from strategically positioned Australia, to develop opportunities that facilitate the adoption of, and demand for, green hydrogen and its export to high demand markets such as Asia. We believe our expected position as a future producer of green hydrogen and Australia’s regulatory, safety and market infrastructure will help provide opportunities to facilitate adoption and demand of green hydrogen in Australia and in nearby Asian countries like Japan and South Korea. We intend to leverage our expected early mover position and geographic proximity to and relationships with nearby Asian countries in the energy space to take advantage of the continued growth of the market for green hydrogen in Asia.

•
Leverage our status as a U.S. publicly-traded company and access to the capital markets to support inorganic growth. We believe our initial public offering will provide us with a competitive advantage in developing and building out potential green hydrogen projects in Australia.

Our Projects
The Redbank Recommission Project
Our existing facility, the Redbank Power Station, was commissioned in 2001 as a 146 MW electric coal-fired power plant and operated through mid-2014. The facility had Australia’s only CFBB-type generator, which was designed to accommodate the use of lower energy fuels than traditional coal-fired plants, such as coal-tailings (which was the primary fuel source when the Redbank Power Station was operational) and biomass.
The Redbank Power Station generated approximately 0.8 – 1.0 million MWh of dispatchable electricity per year and generated positive earnings before interest, government levies and taxes, and extraordinary costs, including central management costs for refinancing and other consultants, in part as a result of favorable offtake arrangements. Following the global financial crisis in 2008, lenders sought repayment of outstanding loans of approximately A$200 million (or US$  ) from the legal entity that owned the Redbank Power Station, Redbank Project Pty Limited (“RPL”). Following a period of accommodation, the lenders sold the outstanding RPL loans to a fund managed by an affiliate of Merrill Lynch. In October 2013, the fund exercised available remedies and took control of the Redbank Power Station loans, appointed receivers and managers and liquidated contracts and other assets to satisfy outstanding indebtedness under the RPL. The Redbank Power Station continued to operate under receivership until mid-2014 when it was shut down for A$17 million (or US$  ) in upgrades and other maintenance. Although such upgrades were partially completed, as a result of the loss of certain offtake arrangements and unfavorable pricing conditions, the Redbank Power Station was not restarted and was held under “care and maintenance.”

In September 2018, we acquired the Redbank Power Station from Biogreen for A$7.4 million (or US$  ), including acquisition costs and the assumption of A$2.5 million of outstanding debt, plus the Biogreen Success Fee. In February 2021, the Biogreen Success Fee was assigned by Biogreen to Richard Butler, a director of Biogreen, as part of a debt offset arrangement.
The expenditures we incurred since acquiring the Redbank Power Station have been focused on development of the Redbank Recommission Project, which targets recommissioning of the Redbank Power Station to operate entirely on biomass with net zero CO2 emissions to both generate green electricity for sale into the NEM and, eventually, to power our proposed Verdant HV Hydrogen Plant. We incurred capitalized expenditures of A$   million (or US$  ) on plant assessments, grid reconnection and capitalized interest in the period from the date of acquisition through June 30, 2021. Expenses reported in our Consolidated Statement of Profit or Loss and Other Comprehensive Income for that period totals A$   million (or US$  ) , which has been expended on maintaining the Redbank Power Station, employment of staff, preparation of reports and other assessments required for the requisite governmental and regulatory approvals, negotiation of feedstock supply arrangements and costs of finance. We plan to rename the Redbank Power Station the Verdant Hunter Valley Power Station following completion of the Redbank Recommission Project.
Redbank Recommission Project Budget
We have estimated that it will require approximately A$56.2 million (or US$  ) in capital expenditures and operating costs to complete the Redbank Recommission Project, as set forth below:
Work Item	Budgeted Amount (in millions)
Capital Expenditures
Plant recommissioning/construction	A$21.9
Materials handling systems reconfiguration	5.0
Connections, licensing, plant spare parts inventory and water rights	10.6
Total Capital Expenditures	A$37.5

Operating Costs
Employment and other costs of recommencement	7.6
Fuel inventory	2.5
Working capital/contingency	8.6
Total Operating Costs	A$18.7

Total Redbank Recommission Project costs	A$56.2
The Verdant HV Power Station
Since our acquisition of the Redbank Power Station in 2018, we have engaged various industry specialists to assist us in analyzing the process, costs and financial feasibility of the Redbank Recommission Project including:
•
An internationally recognized engineering firm to assess the work required to recommission the Redbank Power Station into the Verdant HV Power Station. The firm was engaged to undertake an extensive review of the Redbank Power Station and prepared a detailed report for plant recommission and construction on its conditions and requirements for return to work. The key findings of the report were:

○	the historic operating statistics and outage data prior to its shutdown in 2014 showed the Redbank Power Station to be reasonable for a unit of its age, design and operating profile;
○	certain aspects of overhaul work on the main boilers were not completed in 2014 and needed to be finished and documented correctly;
○	the fabric filter and associated systems were generally in good condition;
○	the steam turbine has not been reassembled since it was last inspected in 2014 and the work required is a crucial path item to restarting the Redbank Power Station;

○	water cooling systems need inspection and minor repairs; and
○	the grid switchyard was disconnected, and some parts will need to be upgraded to conform with present day system requirements.
•
An Australian engineering firm that specializes in thermal power stations assessments was engaged to review and confirm the suitability of the Redbank Power Station to operate entirely on biomass and to provide engineering designs needed to make any necessary conversions to the Redbank Power Station for biomass operations. The firm confirmed the ability of the Redbank Power Station to operate using timber biomass as a feedstock within a range of heat and moisture specifications.

•
A major Australian engineering firm and provider of integrated services in Australia and New Zealand that designs, builds and sustains assets, infrastructure and facilities, was engaged to advise us on interconnection matters during the recommissioning process and provide a quotation and timetable for the work required for the restart and recommissioning of the Redbank Power Station. The firm has been assisting in the negotiations with a regional energy distribution company and scoping of work required for reconnection to the NEM.

For further information on the requisite governmental and regulatory approvals for the Redbank Recommission Project, see “Regulatory Matters—Environment and Planning Regulatory Framework.” We also have commissioned specialists in various other fields, including air quality, road traffic analysis, timber, waste recycling and generator recommission logistics, and conducted a cost-benefit analysis to assess the feasibility of the Redbank Recommission Project. The Redbank Power Station has an existing pumping and water station in the nearby Hunter River and we intend to purchase suitable water licenses on the open water market as necessary. See “Regulatory Matters—Environment and Planning Regulatory Framework—Water Access Licenses.”
Based upon our analysis supported by third-party engineering firms, we estimate the replacement value of the Redbank Power Station to be between A$430 million and A$870 million (or between US$   and US$  ) and the aggregate capital spending and operating costs to complete the Redbank Recommission Project to be approximately A$56.2 million (or US$  ). Based on our analysis, we have determined that recommissioning the Redbank Power Station would support our long-term strategy of seeking to become an early mover in the green hydrogen market in Australia and, eventually, Asia by providing a reliable source of green energy that will ultimately serve as the primary power source of the Verdant HV Hydrogen Plant. Initially, we plan to operate the Verdant HV Power Station 24 hours a day/7 days a week (subject to planned and unplanned outages) to generate green electricity for sale into the NEM, while providing multiple near-term environmental and economic benefits.
Estimated Timeline
Based on work done to date, and subject to completion of this offering and obtaining all requisite governmental and regulatory approvals, we estimate that it will take at least 10 months to achieve full commercial operation of the Verdant HV Power Station on biomass. Our current anticipated timeline for the Redbank Recommission Project is outlined below.

As part of our Redbank Recommission Project, we plan to continue to work on the various activities in the following order:
•
Continue seeking all applicable approvals to enable the use of biomass instead of coal tailings, as described below in “Regulatory Matters—Environment and Planning Regulatory Framework,” which we expect to be completed within five months following the completion of this offering. We have filed an application to modify the existing development consent granted by Singleton Shire Council in March 1994 for the Redbank Power Station by adding the ability to operate entirely on biomass as fuel (which application is currently pending in the Australian court system) and, as an alternative process, plan to file a separate new development application concerning the right to operate entirely on biomass. Further approvals will be subsequently sought to enable us to use other commercial construction material as a fuel source at the power station;

•	Finalize quotations for any major expense items, which we expect to be finalized within six months following the completion of this offering;
•
Continue engagement with one of our engineering consultants to manage the discussions with the electricity distribution company to physically connect to the grid. Once completed, an application will be submitted to the Australia Energy Market Operator (the “AEMO”) for approval as a generating power station connected to the grid. We expect this entire process, including reconnection to the grid, to be completed within eight months following the completion of this offering;

•
Continue our pre-commissioning work at the Redbank Power Station on pre-testing, instrument and valve condition reports and replacement (where necessary), which we expect to be completed within nine months following the completion of this offering; and

•
Finalize agreements with contractors for engineering procurement, construction and management and develop and retain human resources and implement safety and environmental reporting processes, which we expect to be completed within nine months following the completion of this offering.

Following our receipt of the modification or alternative development approval to utilize biomass at the Verdant HV Power Station (the “Redbank Development Approval”), as described below in “Regulatory Matters—Environment and Planning Regulatory Framework,” we expect to:
•	Negotiate and complete transactions to acquire necessary feedstock;
•	Complete acquisition of water rights through negotiation on the open market, which we expect to be completed within eight months following the completion of this offering;

•	Complete materials handling system modifications to address the use of biomass, which we expect to be completed within nine months following the completion of this offering; and
•	Complete recommissioning, which we expect to be completed within 10 months following the completion of this offering.
We expect to complete the modification of the Redbank Development Approval or receive the alternative development approval to utilize biomass at the Verdant HV Power Station within five months following the completion of this offering and the other various necessary approvals to be obtained in the ordinary course. We would then expect to be able to complete all recommissioning work within 10 months following the completion of this offering. Any delay in the receipt of the requisite governmental and regulatory approvals will result in a delay of the Redbank Recommission Project.
While we expect to receive the development consent described above within five months following this offering and expect that following the receipt of such consent, the remaining governmental and regulatory approvals will be forthcoming in the ordinary course, obtaining and renewing these approvals and licenses is a complex and time-consuming process. There is a risk that the relevant consent authority will not grant a consent (either a modified consent or a new standalone consent) for the use of biomass fuel. There is also a risk that the development consent is granted but it is subject to conditions that are not commercially viable for us to comply with or that if a modified consent or a standalone consent is granted, a third party objector to the grant of the consent could commence proceedings challenging the decision of the consent authority.
We believe the Verdant HV Power Station will become one of the largest single site, baseload renewable energy-based electricity plants in Australia, excluding the country’s hydroelectricity plants. Once operational, we anticipate that the Verdant HV Power Station will generate approximately one million MWh of green electricity per year, which we estimate is an output approximately equivalent to the total potential output of a 420 MW New South Wales solar farm. The largest solar farm currently in New South Wales, in comparison, has a generation capacity of 460 MW.
Biomass as Fuel Source
We plan to initially fuel our Verdant HV Power Station entirely with sustainable biomass, such as forestry waste and/or timber residues and, upon obtaining the requisite governmental and regulatory approvals, gradually include commercial waste timber. Utilizing commercial waste timber as a feedstock is expected to provide us with an additional revenue stream in addition to the sale of electricity to the grid through the receipt of “tipping fees” from commercial waste handling companies for accepting the commercial waste feedstock.
Forestry Waste and Timber Residues. Upon receipt of the requisite governmental and regulatory approvals, we plan to initially use forestry waste and timber residues to fuel the Verdant HV Power Station. Based on our estimates, we expect to require approximately 840,000 tonnes of biomass per annum. The New South Wales timber industry harvests approximately 31 million m3 or an estimated 16 million tonnes of timber products per annum. The industry only utilizes approximately 30% of harvested timber, with the balance going to waste. We plan to source forestry waste and uncontaminated timber residues from multiple local operators including harvesters and sawmills in our region. We have secured expressions of interest to supply over 1.1 million tonnes of fuel, more than our forecasted requirements.
Commercial Waste. Upon receipt of the requisite governmental and regulatory approvals, we intend to gradually introduce commercial waste, such as construction and/or demolition timber, in our composition of biomass utilized to fuel the Verdant HV Power Station. The waste management and recycling industry in New South Wales is diverse and includes large and small operators participating in activities from waste collection and transportation, to material recovery, and landfill ownership and operation. We have consulted with the EPA on procedures, specifications and requirements to process commercial waste in order to secure the requisite governmental and regulatory approval for use of such commercial waste as our Verdant HV Power Station’s fuel source. Based on our discussions with the EPA, we expect to receive the requisite governmental and regulatory approval for the use of commercial waste as a fuel source within five months following the completion of this offering. Utilization of commercial waste will provide us with an additional source of revenue, as we anticipate charging “tipping fees” to companies and waste operators for disposal of such commercial waste. If we are permitted to use commercial waste as a fuel, we believe that we can replace up to 50% of our feedstock needs with such commercial waste, which would substantially reduce the net cost for our fuel.

Overview of the Verdant HV Hydrogen Project
Subject to the receipt of additional required capital and the requisite governmental and regulatory approvals, we expect to commence Hydrogen Project Phase 1, which will involve the construction of a scalable, green hydrogen production plant that would initially produce up to 6 tonnes of compressed green hydrogen per day. We intend to co-locate the Verdant HV Hydrogen Plant adjacent to the Verdant HV Power Station. We have commenced the approval process to obtain development approval to construct the initial 6 tonnes per day green hydrogen plant at the Verdant HV Power Station and have filed relevant documentation with the Department of Planning and Industry. See “Regulatory Matters—Environment and Planning Regulatory Framework.” We expect to receive approval for Hydrogen Project Phase 1 within 10 months following the completion of this offering and, subject to completing relevant funding arrangements and obtaining the requisite governmental and regulatory approvals, we plan to complete Hydrogen Project Phase 1 within 20 months following the completion of this offering. The cost of Hydrogen Project Phase 1 is estimated to be A$26 million (or US$  ), however, we expect prices for the relevant equipment to continue to decrease as a result of improvements in technology, and we intend to finalize purchase agreements with an electrolyzers supplier closer to the planned construction date. The electrolyzer technology utilized to produce hydrogen is well-developed and there are many suppliers from which to purchase the required equipment. In Hydrogen Project Phase 2, subject to prevailing market conditions as well as the requisite governmental and regulatory approvals and the availability of additional required capital on favorable terms, we plan to commence scaling up of our hydrogen production capacity to approximately 60 tonnes of compressed hydrogen per day, ultimately utilizing up to 100 percent of the electricity generated from our Verdant HV Power Station. Current technology is in many cases modular and we will obtain quotations from multiple suppliers for Hydrogen Project Phase 2, which we expect could cost as much as A$190 million (or US$   ). Our Verdant HV Hydrogen Project will be powered by green energy supplied directly from the Verdant HV Power Station.
The timeline with respect to each phase of the Verdant HV Hydrogen Project is outlined below.

We have completed an initial financial model and review of key parameters and have initially determined it to be financially viable for us to produce up to 6 tonnes of compressed hydrogen per day at a sale price of A$6.50/kg (or US$  /kg) during Hydrogen Project Phase 1, which price is consistent with third-party estimates for the green hydrogen market. Key assumptions in our initial analysis include suitable offtake agreements being in place, the addition of transport and storage facilities and obtaining the requisite governmental and regulatory approvals. We believe these assumptions are reasonable based on our discussions with market participants, including potential third-party domestic governmental off-takers. We plan to enter into firm offtake agreements for all or a substantial portion of planned green hydrogen production while we continue to work through the development approval process and plan to have such approvals in place prior to making a final commitment to commence physical construction of the Verdant HV Hydrogen Plant. We expect that the governmental and regulatory approval process for the Verdant HV Hydrogen Project will be completed within

10 months following the completion of this offering. We anticipate that Hydrogen Project Phase 1 will be completed within 20 months following the completion of this offering, subject to our ability to raise additional funds for construction and the receipt of the requisite governmental and regulatory approvals. For further information on the requisite governmental and regulatory approvals for the Verdant HV Hydrogen Project, see “Regulatory Matters—Environment and Planning Regulatory Framework.”
Following the completion of this offering, we plan to conduct a full-scale feasibility study with respect to Hydrogen Project Phase 2 to confirm the financial viability of the Verdant HV Hydrogen Project based on the use of best available technology at peak production of up to 60 tonnes of compressed hydrogen per day, and assess the costs and effects of adding liquefaction. We expect to secure MOUs with potential customers following this offering and finalize offtake agreements prior to commencing the construction of the Verdant HV Hydrogen Plant.
Sources of Revenue
We estimate that we will need approximately A$67 million (or US$ ) to complete the Redbank Recommission Project, including capital spending and operating costs of approximately A$56.2 million (or US$ ), as well as the costs of this offering, the repayment of acquisition debt, and financing and other indirect costs. We believe that the Verdant HV Power Station will generate EBITDA of A$67 million in less than five full years from commencement of operations based on initial project, plant operations and electricity production and other financial assumptions, and assuming that we do not encounter any delays or obstacles in the governmental and regulatory approval process.
Management has calculated expected EBITDA using assumptions and forecasts of key inputs to operations, including:
•	the pricing of electricity sold at spot on the NEM (assuming a price of A$50/MWh);
•	the eligibility for LGCs and their average sale price (assuming a price for LGCs ranging from A$20 to A$30, declining over time);
•	the ability to negotiate tipping fees and their expected pricing for a portion of feedstock (assuming tipping fees of A$50/tonne);
•	the cost of delivered feedstock at an estimated price of A$35.00/tonne for delivery to the Verdant HV Power Station, as discussed further below; and
•	operating, administration and management costs (at similar levels with the historic costs of the Redbank Power Station).
The Company’s assessment of each of these variables is set forth below.
Verdant HV Power Station
Upon recommissioning, our engineering consultants estimate that the Verdant HV Power Station will be capable of producing approximately one million MWh of electricity per annum. The Verdant HV Power Station has the potential to generate revenue via four income streams:
•
the sale of approximately 1,000,000 MWh per annum of electricity to the NEM immediately upon recommissioning and connection to the grid. According to AEMO, the average annual price per MWH over the past five years has ranged from A$52-A$89 (or US$   -US$  ).

•
the sale of approximately 1,000,000 LGCs per annum that we expect to obtain due to the use of eligible biomass material as fuel (upon obtaining appropriate regulatory accreditation, which we expect to receive prior to the completion of the Redbank Recommission Project and until the expiration of the LGC program in 2030). According to the CER, the average annual price per certificate over the past five years has ranged from A$39-A$85 (or US$   -US$   );

•
tipping fees on commercial waste timber of an estimated 250-420,000 tonnes per annum negotiated with suppliers of commercial waste (upon obtaining the requisite governmental and regulatory approvals to use commercial waste as biofuel, which we expect to receive prior to the completion of the Redbank Recommission Project). According to the EPA, the average levy payable over the past five years per tonne has ranged from A$77-A$84 (or US$   -US$   ); and

•	the provision of ancillary services, such as frequency control ancillary services, to the NEM.
Sale of electricity via the wholesale spot market
The NEM spot wholesale market pricing as reported by AEMO for the current financial year to December 31, 2020 was A$53.14/MWh (or US$   /MWh). Current market forecasts indicate that through 2030, spot market prices in NSW will be in the range of A$45 to A$57/MWh (or US$   to US$   /MWh).
Financial year ended June 30,	NSW Base Average annual price per MWh	NSW Base Average lowest monthly price per MWh	NSW Base Average highest monthly price per MWh
2016	A$51.60	A$38.81	A$130.25
2017	A$81.22	A$76.56	A$178.59
2018	A$82.27	A$66.71	A$100.74
2019	A$88.56	A$52.09	A$117.45
2020	A$71.95	A$40.37	A$152.30
2021 YTD	A$63.93	A$35.13	A$325.01
Sale of LGCs
In addition to generating green electricity for sale into the grid, we plan to seek accreditation under the REE in order to be eligible to receive LGCs. The REE provides that accredited electricity generators that utilize allowable sources of fuel can be entitled to create and sell LGCs. We plan for the Verdant HV Power Station to utilize wood waste as its fuel source. Eligibility of wood waste under the REE is defined in the Renewable Energy (Electricity) Regulations 2001 (REER) Division 2.2, Clause 8 to include:
•	waste productions from the construction of buildings;
•	sawmill residue; and
•	biomass from a native forest that has been harvested for a purpose other than as energy production.
Once we have received the accreditation of the Verdant HV Power Station under the REE, which we expect to receive prior to the completion of the Redbank Recommission Project, the Company may create LGCs for eligible, green electricity generated by the Verdant HV Power Station. Each LGC is created per megawatt hour (MWh) of eligible electricity generated by the Verdant HV Power Station. Electricity generated from an allowable source as provided in the REE is eligible to be included in the calculation of the number of LGCs created. Under the REE, the Company would submit a claim for LGCs in the Renewable Energy Certificate Registry (“REC Registry”) maintained by an Australian government body, the CER. The CER would then review the eligibility of the LGCs created based on regular reporting of fuel sources and energy production provided by the Company and, once approved, will register the eligible LGCs in the REC Registry. Receipt of governmental and regulatory approvals can be uncertain, as described in “Risk Factors—Risks Related to Government Regulation.”
Registered LGCs can then be sold and transferred to entities with obligations as defined under the REE, such as energy retailers. LGCs may be sold to those entities via direct negotiation or via an open market, subject to a maximum price of A$70 per certificate (or US$   per certificate) specified in the REE. The Renewable Energy Target system is due to terminate in 2030 after which time the Verdant HV Power Station will not be able to claim and sell further LGCs.
LGC spot market pricing at December 31, 2020 was A$40/certificate (or US$   /certificate) (i.e., per MWh). LGC spot prices have traded in a range of A$29/MWh to A$50/MWh (or US$   /MWh to US$  /MWh) over the past 12 months. The CER has stated that it anticipates that LGC prices will continue at current levels in the period 2022-2024.
Financial year ended June 30,	Average annual price per certificate	Average highest monthly price per certificate	Average lowest monthly price per certificate

2016	A$80	A$84	A$73
2017	A$85	A$90	A$76
2018	A$84	A$87	A$78
2019	A$54	A$79	A$31
2020	A$40	A$52	A$27
2021 YTD	A$39	A$49	A$32
Tipping Fees
In order for the Company to receive tipping fees, it is required to obtain EPA approval to use commercial waste timber in the Verdant HV Power Station. We have estimated that this approval will be in prior to the completion of the Redbank Recommission Project and we will commence receiving commercial waste material thereafter. Once we receive EPA approval, we expect to obtain approximately 50% of our total biomass stock from commercial waste timber. We anticipate that tipping fees will be negotiated with each commercial waste handling company. There is no transparent market that enables past pricing to be observed. We expect that the tipping fee will be linked to the amount payable by commercial waste handling companies to dispose of material in landfill sites, less costs that will be incurred to deliver the waste in a chipped and dried form to the Verdant HV Power Station.
The cost to commercial waste handlers to dispose of commercial waste material varies by region, size of load, nature of material and the amount of reprocessing needed prior to disposal. The amount payable consists of two components, (i) a levy (“Waste Levy”) that is charged by the Government of New South Wales in certain regions of the state and (ii) a variable fee charged by the commercial operators of the landfill sites. The amount payable is dependent on the local government area (Council area), and a different levy applies for those designated as Metropolitan Councils (“MLA”) and those designated as Regional Councils (“RRA”). These regions are largely located in the eastern part of the state and the Regional Councils encompass the Hunter Valley region where the Verdant HV Power Station is located. The Waste Levy is calculated depending on where the commercial waste was sourced and where it is being disposed. We anticipate we will source commercial waste material for use in the Verdant HV Power Station from the Hunter Valley region.
Financial year	Waste Levy payable per tonne of material MLA	Waste Levy payable per tonne of material RRA
2020-21	A$146.00	A$84.10
2019-20	A$143.60	A$82.70
2018-19	A$141.20	A$81.30
2017-18	A$138.20	A$79.60
2016-17	A$135.70	A$78.20
2015-16	A$133.10	A$76.70
Source: NSW EPA
The Company expects that a tipping fee, net of handling, transport and processing costs, for chipped material ready to be used in the Verdant HV Power Station will be in the order of A$30/tonnes (or US$  /tonnes) of material accepted beginning on the date we currently expect to receive EPA approval, which is estimated to be prior to the completion of the Redbank Recommission Project. Management expects the tipping fees to rise in future years as access to landfill capacity continues to be constrained and landfill waste continues to grow.
Ancillary Services
We may be able to earn extra revenue in the NEM if we provide compensable ancillary services. One example is the provision of frequency control ancillary services that help to stabilize the grid. The AEMO usually procures these services from baseload generators.

Estimates of Costs
Biomass Feedstock
We estimate that the Verdant HV Power Station will consume approximately 840,000 tonnes annually of biomass fuel. Applicable approvals are currently being sought for the feedstock to consist of timber biomass from waste forestry residues. We anticipate that the estimated 840,000 tonnes of feedstock required will be wholly comprised of forest and timber residues in the first full year of plant operation. Once we receive the requisite governmental and regulatory approvals to consume commercial waste timber, we expect to use approximately 250,000 tonnes per annum of commercial waste timber, which does not have a cost of acquisition (and for which we expect to receive tipping fees, as discussed above), and thereafter use up to approximately 420,000 tonnes per annum. Discussions held by the Company with various suppliers indicates that the required volume for processed, ready -to -use and delivered -to -site waste forestry residues could be purchased at a price of A$30 to A$35/tonne (or US$   to US$    /tonne) for delivery to the Verdant HV Power Station.
Operating Costs
In addition to the cost of feedstock, the major operating and overhead costs are employee salaries, regular and unscheduled maintenance, compliance, insurance and general administrative overhead. We anticipate that the Verdant HV Power Station will have similar costs of operation, before allowance for inflationary increases and costs not previously incurred, to those prior to the closure of the Redbank Power Station in 2014. Based on our analysis of the audited financial statements of the entity that previously owned the Redbank Power Station, we have concluded that operating costs (excluding direct costs such as feedstock, interest, government taxes and levies, depreciation, movement in financial instruments and related entity charges) ranged between A$17/MWh to A$22/MWh (or US$   /MWh to US$   /MWh) in the fiscal years 2009 to 2013.
Verdant HV Hydrogen Plant
The initial module of the Verdant HV Hydrogen Plant is planned to produce approximately 2,000 tonnes or 2,000,000 kgs of hydrogen per annum. There is limited information available for comparable pricing of green hydrogen at a wholesale level. In our financial modeling, we have assumed a sale price of A$6.50/kg (or US$    /kg) of compressed hydrogen based on discussions with potential commercial counterparties.
Oxygen
Oxygen revenue of A$3.00/kg (or US$   /kg) has been estimated based on current market pricing. The Company plans to operate the Verdant HV Hydrogen Plant on an incremental cost basis as part of the Verdant HV Power Station. Management, key maintenance personal and other overheads will be utilized to oversee its operation. The incremental costs of producing hydrogen are estimated A$3.70/kg and A$1.85/kg (or US$   /kg and US$   /kg) for oxygen.
Competition
We will be operating in a competitive regulated energy market. We plan to sell our electricity unhedged on a merchant only basis into the NEM, which is a regulated wholesale energy-only gross pool through which electricity is traded by market participants. All electricity generators with at least 30 MW capacity must trade their electricity through the NEM. The NEM is a dynamic pool and will have five minute trading and settlement intervals when we commence operations. Such regulation can diminish the impact of bigger generators some of the time. However, we have no control over the pricing of energy in the NEM and there may be times when we are exporting electricity at prices below cost. This can happen in a regulated and competitive market like the NEM where there are many competing generators, including intermittent renewable generators that generate electricity at the same time. However, as a green baseload generator, we expect to be able to generate and export electricity in times of high demand and pricing when other intermittent renewable generators cannot.
If we decide to sell some or all of our electricity between the commencement of operations of the Verdant HV Power Station until the development of the Verdant HV Hydrogen Project other than on a merchant only basis, we will need to secure power purchase agreements with third parties. The market for power purchase agreements is highly competitive with consequent downward pricing pressure. This may also necessitate us to engage in hedging strategies where the market for counterparties is concentrated.

We also face geographic competition. If other power generation projects decide to locate themselves near our location, this may put strain on the transmission and distribution network to which we connect resulting in congestion, a potential reduction in marginal loss factors attributable to our plant and lower energy pricing. However, the NSW government has proposed designating the Hunter-Central Coast area where the Redbank Power Station is located as a Renewable Energy Zone (“REZ”). As a result, we believe there is NSW government support for ensuring that power projects in our region can operate with less risk and more reliable generation outcomes compared to power projects in regions outside of the REZ, which will help us remain competitive. Furthermore, as a baseload generator, we are more likely to be dispatched in times of high demand for electricity day or night.
We also plan to generate revenues from LGCs. There is a very competitive market for the supply of LGCs, which could result in long term downward pressure on pricing. We may also earn revenue from the provision of ancillary services such as frequency control ancillary services to the NEM.
We cannot predict with any certainty the market conditions for the supply of biomass fuel. However, we believe we are well-positioned to be one of the biggest standalone green baseload generators in Australia (excluding hydroelectricity) and to be a key participant in the biomass supply chain in NSW.

REGULATORY MATTERS
General
Sovereignty over the regulation of electricity in Australia is primarily vested in the individual States and Territories under Australian constitutional law as opposed to the Federal Government of the Commonwealth of Australia (which we refer to throughout this section as the “Federal Government”). This means that the individual States and Territories are entitled to set the rules for the governance of energy, including electricity, in each of their respective jurisdictions to the extent they have not agreed otherwise with the Federal Government.
Certain States and Territories (the Australian Capital Territory, New South Wales, Queensland, South Australia, Tasmania and Victoria) decided with the Federal Government in the 1990s to establish what is now known as the NEM in order to uniformly regulate the generation, system connection, transmission, distribution and sale of electricity across the jurisdictions which subscribe to the NEM. The NEM was established pursuant to the National Electricity (South Australia) Act 1996 (South Australia) which adopted the National Electricity Law (“NEL”) and National Electricity Rules (“NEM Rules”) which govern the NEM and its operation. The NEM Rules set out and clarify the responsibilities, obligations, duties and functions of the various market participants in the NEM. The NEL is applied as law in Australian Capital Territory, New South Wales, Queensland, South Australia, Tasmania and Victoria by application legislation whereby each of those States and Territory adhere to the NEM, the NEL and the NEM Rules. The National Electricity (New South Wales) Act 1997 (New South Wales) facilitates the application of the NEM in New South Wales.
National Electricity Market
The NEM is the largest interconnected electricity network in the world covering in excess of 45,000 kilometers of transmission and distribution lines stretching from Far North Queensland to the border with Western Australia and across the Southern Ocean to Tasmania.
Electricity generators with at least 30MW capacity must register as a NEM market participant.
The NEM is a wholesale energy-only gross pool through which electricity is traded by market participants (licensed generators and retailers). There is no capacity payment mechanism in the NEM. The NEM uses dynamic spot pricing for the energy traded through it which is calculated on a regional basis for each of the participating States and Territories based on trading intervals of five minutes settled on a half hourly basis (settlement changes to five minutes beginning October 2021). This means, for example, that the spot price in Queensland may not be the same as the spot price in New South Wales for any given trading interval. The NEM Rules allow for a maximum price cap and a minimum market floor price for spot prices, which are reviewed quadrennially. From July 2020, this cap and floor is set at A$15,000 MW/h (adjusted annually for inflation) and A$1,000 MW/h, respectively.
Principal NEM Regulatory Bodies
The Australian Energy Regulator (“AER”) is part of the Australian Competition and Consumer Commission (“ACCC”). It is responsible for the economic regulation and enforcement of those parts of the energy sector in Australia which are subject to regulation and the NEL. The ACCC is an anti-trust and consumer protection agency which can investigate and prosecute breaches of Australia’s anti-trust and consumer protection laws. The Australian Energy Market Commission (“AEMC”) is responsible for making and amending the NEM Rules, based on proposals from market participants or competent stakeholders and undertaking market reviews. The AEMO is the NEM operator and network planner. The AEMO is responsible for ensuring system stability and supervises the operation of the NEM Rules. It has a key responsibility in dealing with connection standards requirements as specified by the NEM Rules and making determinations of marginal loss factors for generators. The CER administers the renewable energy target scheme as established by the Renewable Energy (Electricity) Act 2000 (Cth) (“REE”).
Renewable energy
The Federal Government has implemented support initiatives for renewable energy generation in Australia primarily via the RET for renewable energy projects. It has also established two other support agencies via the federally owned Australian Renewable Energy Agency (“ARENA”) and the Clean Energy Finance Corporation

(“CEFC”). ARENA provides financial and technical assistance for Australian renewable energy technology and innovation. CEFC is a debt and equity funder for renewable and sustainability projects across Australia. While the Company has no plans to seek ARENA or CEFC assistance, it may do so in the future.
The REE
The REE is a federal government scheme established pursuant to the Renewable Energy (Electricity) Act 2000 (Cth) that aims to facilitate the growth of renewable electricity generation to 23.5% of all electricity generation by 2020 administered by the CER. Although this target has been achieved, the REE has an end date of 2030. The REE allows for financial incentives for utility scale renewable power generation in the form of LGCs for the development or expansion of renewable energy power stations. One MWh of qualifying renewable energy generated will entitle the producer to one LGC. In order to be accredited to receive LGCs, the renewable generator applicant must submit an application to the CER which assesses it on its merits against the statutory qualifying criteria. The principal criterion is whether the power is generated from an approved renewable source, which includes wood waste, agricultural waste, landfill gas, food waste, biomass-based components of municipal solid waste, bagasse and black liquor as well as solar and wind.
Certain entities such as licensed electricity retailers are required by annual statutory obligations to obtain LGCs. The LGCs are created by accredited renewable generators when they produce and sell renewable energy. Such renewable power generation companies then sell their LGCs to entities, such as licensed electricity retailers, that are statutorily required to obtain them, who in turn surrender them to the CER. LGCs are not traded through the NEM. LGCs are tradeable in their own right and constitute a separate property right. Consequently, there are separate markets for power and LGCs, each subject to independent pricing and transactional arrangements.
Environment and Planning Regulatory Framework
A number of commonwealth, state and local regulatory approvals are required in order for the Company to complete the recommissioning of the Redbank Power Station and to further develop the Verdant HV Power Station and the Verdant HV Hydrogen Project. A summary of the key governmental and regulatory approvals and actions required to be undertaken are as follows.
Development consent requirements under State planning laws
The New South Wales planning system has a risk-based approach to development. The pathway to obtain consent involves the filing of a development application with the relevant consent authority under the NSW Environmental Planning and Assessment Act 1979.
The relevant consent authority is usually the local council but can sometimes be the NSW State Government Department of Planning, Industry and Environment or the Minister for Planning. The NSW Land and Environment Court also has the power to grant consent.
In order to obtain development consent, the development must be permissible on the land where it is proposed to be carried out. Development can be permissible under the provisions of the relevant Local Environmental Plan or a State Environmental Planning Policy.
The Company’s planned power plant is permissible on the land on which it is currently located or proposed to be located pursuant to the State Environmental Planning Policy (Infrastructure) 2007 and the Singleton Local Environmental Plan, respectively.
The procedures for applying for development consent, the level of environmental assessment required, the notification requirements and appeal rights will differ depending on how a development is characterized.
Development consent was granted by Singleton Shire Council in March 1994 for the Redbank Power Station. This development consent permits the construction and operation of a power plant utilizing coal washery tailings and reject coal from an adjacent coal mine as its primary fuel source. The conditions of the initial development consent were subsequently amended by the Land and Environment Court in 1997 to approve the development of the current Redbank Power Station (prior to any recommissioning activities). The Redbank Power Station is permitted under the existing development consent to operate until April 2031.

The existing development consent will either need to be modified or a new standalone development consent will need to be granted to:
•	extend the operating life for the Redbank Power Station beyond 2031; and
•	authorize the use of biomass material (or other construction waste) as part of the recommissioning of the Redbank Power Station and the operation of the Verdant HV Power Station.
Both of the available planning approval pathways are triggered by different criteria as follows:
•
The existing development consent can be modified by the local council if certain statutory requirements are satisfied, namely, if the development that is the subject of the application is substantially the same as the development that was originally approved; or

•
A new standalone development consent could be sought from either the local council or the New South Wales State government. The relevant consent authority is determined based on the size, scale and cost of the proposed development to be carried out. Specifically, the New South Wales state government must be the consent authority if the development will have a capital investment value of more than A$30 million. The capital investment value of a development includes all costs necessary to establish and operate the project, including the design and construction of buildings, structures, associated infrastructure and fixed or mobile plant and equipment. If the capital investment value is less than A$30 million, then the local council will be the relevant consent authority.

The Company can and plans to pursue both forms of development consent (i.e., both a modified consent and a new standalone consent) at the same time as a dual process. In the first instance, in October 2020, the Company filed an application to the local council to modify the existing development consent to enable the Redbank Power Station to operate using a fuel source of 100% biomass waste. This modification application has not been determined by the consent authority yet. There is no statutory timeframe in which the consent authority must determine the modification application. However, if the application is not determined within 40 days after filing, the Company can file an appeal to have the matter determined by the NSW Land and Environment Court in order to expedite a determination. On May 7, 2021, the Company filed this appeal with the Court and is expecting a determination in relation to the modification application between August 2021 and December 2021. To simplify the assessment of the current modification application, this application only seeks approval for the change in fuel source from coal tailings and washery rejects to 100% biomass waste. The application does not include a request for an extension of the operating life of the Redbank Power Station, as any extension of operating life may be sought at any time prior to April 2031.
At the same time, the Company is preparing documentation required for an application for a new separate standalone development consent for the use of 100% biomass at the Redbank Power Station to be obtained from the local council. This separate standalone development consent would only be required if the current modification pathway that is being pursued by the Company is not successful. Pursuing two different parallel processes for the same development is permissible and not unusual in these circumstances. The approval process through the local council is generally simpler and shorter and the environmental assessment requirements are usually less onerous. If the Company elects to file a separate standalone application for consent for the Redbank Recommission Project, we anticipate that it will take the Company and its technical consultants approximately two to four months to prepare the environmental assessment documentation required before filing with the local council for assessment. If the local council fails to determine the standalone development application within 60 days of its filing then the Company could appeal the application to the NSW Land and Environment Court to expedite a determination. There are no limits on how many development consents or modified development consents may be granted in respect of a particular development. Therefore, the Company could make further applications in the future to seek consent for an extension to the operating life of the Redbank Power Station beyond 2031 and/or to make other changes to the existing development consent regarding the Redbank Power Station (if required).
There is a risk that the relevant consent authority (the local council, the NSW Government or the Land and Environment Court) will not grant a consent (either a modified consent or a new standalone consent) for the use of biomass fuel or an extension of the operating life of the Redbank Power Station. There is also a risk that the development consent is granted but it is subject to conditions that are not commercially viable for the Company to comply with. There are appeal options available to the Company if consent cannot be obtained from the relevant consent authority or the conditions imposed are too onerous to comply with. Specifically, as the Company has appealed to the NSW Land and Environment Court due to the local council’s failure to determine the application, the Court will “stand in the shoes of” the local council and will re-assess the merits of the application in order to determine whether, based on the merits of the development, consent should be granted. Separately, if the NSW Government is the consent authority for the new standalone development consent but refuses to grant consent, then there is also an appeal option available to the Company to the NSW Land and Environment Court where the Court would “stand in the shoes of” the NSW Government to determine the application. This appeal option depends on the nature of the public consultation and hearings that have taken place as part of the environmental assessment process for the application being assessed. There is a risk that the NSW Land and Environment Court could also refuse to grant consent for the use of biomass fuel or to extend the operating life of the Redbank Power Station.
There is also a risk that if a third party that objects to the grant of the consent could commence proceedings in the NSW Land and Environment Court challenging the decision of the consent authority. If the decision is appealed to the NSW Land and Environment Court by a third party, then, the Court may be required to either:
•
assess the merits of the proposed development, which will require the Court to reassess the application and decide (standing in the shoes of the consent authority) whether consent should be granted for the development (known as a “merits appeal”). A merits appeal could not be commenced in respect of the modification application for the existing development consent but could be commenced in respect of any standalone development consent that is applied for. A merits appeal of this nature would generally take between four to nine months for an outcome. If the Court grants consent, there is a risk that the matter could be further appealed to an appellate court; or

•
alternatively, the Court may be required to consider whether the consent authority has correctly followed the procedural requirements in determining the application (known as “judicial review proceedings”). If the Court determines that the correct procedural process was not followed by the consent authority, then the Court will remit the decision back to that consent authority to remake the decision in accordance with the statutory requirements. Judicial review proceedings could be commenced in respect of either the modification application or a new standalone consent. Judicial review proceedings would generally take six to twelve months for an outcome. Again, if either party is not satisfied with the outcome of any judicial review proceedings in the NSW Land and Environment Court and the original judge has made an error of law, then the matter could be further appealed to an appellate court. There is also a risk of judicial review proceedings being commenced by a third party in relation to the modification application if approved by the local council.

There are multiple approval pathways that can be pursued by the Company to obtain the required development consent and there are due process requirements to be complied with for each pathway. The two main pathways are to apply to the local council for either a modification application to the existing consent or for a new standalone consent or alternatively to the NSW government for a new standalone consent. It is permissible, prudent and not unusual to apply for the development consent on these two pathways concurrently. In each case, environmental assessments are required and the relevant consent authority assesses the application on its merits. The relevant consent authority typically makes a determination within four to eight months of the application being filed.
Other approvals will be necessary in addition to this development consent. These approvals include a variation to the existing environment protection license that currently applies to the Redbank Power Station to authorize power generation using biomass fuel and resource recovery orders and exemptions to allow for the processing of timber residue and commercial waste. Water is also required to operate the Redbank Power Station and the Company will need to acquire water entitlements on the open market in order to obtain the relevant water usage rights. The Company is confident that it will obtain the required development consent through one of the approved pathways described and within the time frames provided, and that it will obtain the timely receipt of the additional required approvals for such project.
Hydrogen Plant
Under the regulatory regime in NSW, separate development consent will also be required for the construction and operation of the Verdant HV Hydrogen Project. Consistent with the approval pathways described above, if the development has a capital investment value of more than A$30 million, then the NSW government will be the consent authority. If the capital investment value is less than A$30 million, then the local council will be the relevant consent authority for the construction and operation of the Verdant HV Hydrogen Project. Under either the local or State based development approval process, detailed environmental assessments will need to be undertaken to identify potential environmental impacts and appropriate measures to mitigate these impacts. The consent authority, being either the local council or the NSW government (depending on the approval pathway pursued), will assess the impacts and the proposed mitigation measures and will determine whether development consent can be granted, subject to appropriate conditions. There is a risk that an application for development consent for the Verdant HV Hydrogen Project may be refused by the relevant consent authority or alternatively challenged in the NSW Land and Environment Court (as outlined above).
The Company has commenced preliminary planning for the development of Hydrogen Project Phase I. The detailed application for development consent in relation to this project will require extensive environmental assessment documentation to be prepared, which will be pursued after consent for the Redbank Recommission Project has been obtained. It would generally take between four and eight months to prepare the required environmental assessment documentation for a development of this nature and a further six to twelve months to obtain a determination from the local council, the NSW Government or the NSW Land and Environment Court. The appropriate pathway will be determined once further environmental assessment for the Verdant HV Hydrogen Project has been undertaken and the scale of the development is certain. There is no statutory time frame in which the consent authority must determine the application, although the Company could appeal a deemed refusal to the NSW Land and Environment Court if the relevant consent authority failed to determine the application within the specified time frames (between 60-90 days after the application is filed).
Commonwealth Environmental Approval
Separate approval is required from the Commonwealth Government under the national environmental laws (Environment Protection and Biodiversity Conservation Act 1999 (Cth) (“EPBC Act”) if a proposed development will have an impact on a matter of national environmental significance or will have an impact on Commonwealth land. In relation to the Verdant HV Power Station and the Verdant HV Hydrogen Project, Commonwealth environmental approval may be required if these developments will have a significant impact on certain aspects of the environment such as wetlands, migratory species or listed threatened species and ecological communities. The requirement for any Commonwealth environmental approval will be determined in conjunction with the future technical environmental studies (primarily the biodiversity assessment) to be undertaken as part of the local or state-based development application process. If the environmental studies indicate that the Verdant HV Power Station or the Verdant HV Hydrogen Project will have a significant impact on a matter of national environmental significance, then the development will need to be referred to the Commonwealth Environment Department to advise whether further environmental assessment and approval under the EPBC Act is required. For example, the biodiversity assessment will indicate the potential level of impact on any migratory species or listed threatened species and endangered ecological communities (if there will be any such impact) and, based on the level of impact, the ecologist will advise the Company whether this impact is considered significant, thereby triggering the assessment and approval process under the EPBC Act. The biodiversity assessment can take anywhere between three and twelve months to complete, depending on the nature of the biodiversity on the land (i.e., a plant may only flower during a certain month of the year). If the Commonwealth Environment Department indicates that approval under the EPBC Act is required, then additional environmental assessment documentation may need to be prepared by the Company. If required, an application for approval under the EPBC Act is usually determined within one to three months after the State/local based development application is determined. If the Company or a third party is not satisfied with the outcome of a decision made by the Commonwealth Environment Minister under the EPBC Act, there are appeal options available through the Federal Court. An appeal in relation to the decision under the EPBC Act would generally take between five and nine months for an outcome.
While we do not believe that the Redbank Recommission Project will have a significant impact on a matter of national environmental significance and therefore do not believe that we will be required to undertake burdensome environmental assessments in connection therewith, there can be no assurance that we will not be subject to any such determination. Any additional environmental assessments required by Australian law in order to complete the Redbank Recommission Project may lead to delays and could have a material adverse effect on our business, results of operations and financial performance.

Environment Protection License
The Company currently holds an Environment Protection License (“EPL11262”) which is required to operate the Redbank Power Station. The conditions of EPL11262 impose a number of controls on the operations including limits and restrictions on the fuel source that can used, the discharge of water from the site and the discharge of air pollutants from the Redbank Power Station. The Company will need to request that the EPA vary EPL11262 to authorize the use of a different fuel source (i.e., biomass instead of coal) and to permit waste handling, storage and processing. Other minor variations to EPL11262 may also be required for the Redbank Recommission Project.
Further variations to EPL11262 will need to be approved by the EPA to authorize the Verdant HV Power Station and the Verdant HV Hydrogen Project under the State based environmental protection legislation. These variations to EPL11262 are likely to result in conditions being imposed on the Company to regulate the environmental impacts from the projects, such as variations to the conditions relating to the fuel source used, air emissions, monitoring requirements, assessable pollutants and permitted waste storage.
The EPA is currently reviewing the application to modify the development consent, which will require associated variations to the conditions of EPL11262. The EPA has yet to provide its concurrence for the modified operations. An EPL is usually granted or varied once the applicable development consent has been issued. Determination of the EPL variation application would generally take one to three months following the submission of the application with the EPA. Normally, if the EPA supports the modification application and development consent is subsequently granted, then the EPA is required to issue the license on substantially the same terms. There is no statutory time frame in which the EPA must determine the application. However, if the application has not been determined within 60 days, then there are appeal options available to the Company. There are also appeal options if the EPA refuses to grant the application. The EPA will not amend EPL11262 until after the existing development consent has been modified in respect of the use of biomass as part of the Redbank Recommission Project or a new standalone development consent has been granted.
If the Verdant HV Hydrogen Project is assessed and determined by the NSW Government, then the existing EPL11262 may be varied or a new separate EPL may be sought in relation to the Verdant HV Hydrogen Project.
Waste Handling, Storage and Processing
The Redbank Recommission Project, together with the operation of the Verdant HV Power Station, will involve the handling, storage and thermal processing of biomass material. The use of biomass material differs from the currently approved use of coal tailings and coal rejects as the primary fuel source for the Redbank Power Station. In NSW, regulatory approval is required for the usage of an eligible waste fuel in bioenergy production. The generator and/or processor of the eligible waste fuel is required to seek approval from the EPA for such use by applying for a Resource Recovery Order and Exemption. In order to do so, the Company will need to satisfy the EPA that the proposed waste fuel source to be processed at the Verdant HV Power Station complies with the Eligible Waste Fuel Guidelines and the New South Wales Energy from Waste Policy Statement. Biomass from agriculture, forestry and sawmilling residue, uncontaminated wood waste, recovered waste oil, landfill gas, biogas, green waste and tires are currently categorized by the EPA as eligible waste fuels. EPA approval to modify the conditions of EPL11262 will be required to authorize the thermal processing of the biomass fuel source.
There are strict regulations in NSW which require records to be maintained with respect to the volumes and types of waste received at any facility with an EPL license, which the Verdant HV Power Station will be subject to. Such facilities are liable to pay a waste levy unless the waste is processed at the facility to a standard required by a resource recovery order and exemption.
The NSW Government allow some wastes to be beneficially and safely re-used independent of the usual NSW waste laws, pursuant to Orders and Exemptions. Such Orders and Exemptions will include specifications relating to the applicable testing, recordkeeping, reporting and other requirements that apply, which may vary from the usual requirements that would otherwise apply but for the Order and Exemption. A liability to pay a waste levy will arise unless waste is processed and handled to a standard required by an Order and Exemption. Where no generic Order or Exemption applies, a site-specific Order and Exemption may be obtained to permit the beneficial and safe re-use of waste material at the facility. The EPA has broad discretion to grant Orders and Exemptions. The Company will, like similar operators, need to apply for a site-specific Order and Exemption from the EPA to enable the receipt of eligible biomass material to be exempt from the waste levy obligations.

Applications for such exemptions from waste licensing and waste levies are addressed on a case-by-case basis. An Order and Exemption may be granted by the EPA after the grant of development consent, if the Company can demonstrate that the proposed eligible biomass fuels meet the criteria for the granting of an Order and Exemption by the EPA. Following the grant of an Order and Exemption in relation to the biomass material, the Company will engage with the EPA further to obtain an additional Order and Exemption so as to also use waste timber residues and other matter such as construction and demolition waste as a fuel.
To make an application for an Order and Exemption, the Company will need to provide the EPA with a completed application form and will need to be able to demonstrate how the following criteria are met:
•	the proposed waste consistently meets the definition of an EPA approved eligible waste fuel under the Eligible Waste Fuel Guidelines;
•	there are no practical, higher order reuse opportunities for the waste;
•	the waste has been fully characterized and proof of performance has been undertaken (if required); and
•	the facility will meet the relevant emission standards as set out in the Protection of the Environment Operations (Clean Air) Regulation 2010.
The Company has had preliminary discussions with the EPA in relation to the use of eligible fuels and the required Order and Exemption. This matter can be progressed once development consent has been granted (for either the modified development consent or the new standalone development consent). Discussions in relation to an Order and Exemption to utilize other timber and construction wastes will occur subsequently. The Company is working with and has engaged experts in the field to assist in obtaining the Order and Exemption to use additional waste biomass fuels.
Water Access Licenses
Access to water is required to operate the Redbank Power Station. A secure supply of water will also be required for the Verdant HV Power Station and the Verdant HV Hydrogen Plant. The Redbank Power Station had previously held a 3000 megalitre water access license; however, the license was sold following the shutdown of the Redbank Power Station. The Company expects to need a minimum of 2,600 megalitres to operate the Verdant HV Power Station.
Water in New South Wales is traded on an open water market. The Company will need to acquire sufficient water access licenses on the open market to account for the take of water that is required for the Redbank Recommission Project and the operation of the Verdant HV Power Station as well as any additional water required in the future for use by the Verdant HV Hydrogen Project. The Company does not currently hold any water access licenses and it is an offense to take water from the environment without holding adequate water access licenses. As water is secured on the open market, there is a risk that the Company may experience a delay or an inability to obtain adequate water licenses depending on the supply and demand for water at the time that licenses are required by the Company and depending on whether it is commercially viable for the Company to purchase water licenses at the market rate. If the Company is unable to secure adequate permanent water licenses for its full operations it will need to modify its operating procedures to operate the applicable facility on reduced volumes of water or alternatively, the Company could explore whether it can secure short term water licenses (leases) from the water market until such time that it is able to acquire a permanent water entitlement.
As water access licenses are acquired on the open market, there are no standard timeframes to identify a suitable license for acquisition or leasing and to complete the transaction. Investigation into the available water access licenses on the market can be undertaken in parallel to the other applications and approvals discussed above. The Company has made preliminary enquiries with water access license holders in the relevant water market to identify potential options to secure temporary and permanent water entitlements.
Hunter River Salinity Trading Scheme
The Redbank Power Station is situated within the Hunter River Catchment. The discharge of saline water into the Hunter River Catchment is regulated under a tradeable emission scheme, referred to as the Hunter River Salinity Trading Scheme. The scheme uses a credit trading system to regulate the timing and quantity of the discharges of saline water. When the Redbank Power Station was previously operating, it held credits under the scheme for the discharge of its cooling tower water. Prior to the commencement of the Redbank Recommission

Project and the discharge of any saline water from the Verdant HV Power Station into the Hunter River, the Company will need to acquire and maintain further credits under the scheme to authorize the discharge of saline water into the Hunter River Catchment from the Verdant HV Power Station.
Biodiversity Offsets
The Company proposes to develop the Verdant HV Hydrogen Project on land adjacent to the existing Redbank Power Station. This adjacent land is currently vegetated and will require some land clearing to be carried out to enable the construction of infrastructure associated with the planned hydrogen facility. In NSW, the Biodiversity Offset Scheme requires a biodiversity assessment report to be prepared for most developments that involve land clearing. Consequently, the Company may need to offset any impacts on biodiversity arising from any land clearing associated with the Verdant HV Hydrogen Project. The offsetting of biodiversity impacts can be achieved through securing the long-term protection of other land, a monetary contribution into the State administered biodiversity trust fund or by other means. The biodiversity offsetting requirements will not be known until such time that the relevant biodiversity assessments have been undertaken by specialist ecologists as part of any future development application for the Verdant HV Hydrogen Project.
Transportation and Storage of Hydrogen
Initially, the Company proposes the domestic use of hydrogen generated from the Verdant HV Hydrogen Project. This may require infrastructure to be developed domestically for the transportation, storage and use of the hydrogen.
In the future, the Verdant HV Hydrogen Project could involve the transportation and storage of hydrogen (in some form) to the Port of Newcastle prior to exportation. Port and land access rights may need to be secured at the Port of Newcastle to enable the development of a hydrogen export facility. The Company has entered into discussions and is negotiating a binding Memorandum of Understanding with the Port of Newcastle to identify and secure a site on the Port managed land for the Company to construct exporting facilities for green hydrogen.

MANAGEMENT
Directors and Senior Management
The following table lists the names, ages and positions of our current directors and executive officers, as well as the nominees for our board of directors as of the date of this prospectus.
Name	Age	Position
Richard Poole	57	Executive Director, Managing Director and Chief Executive Officer
Warren Kember	60	Executive Director, Chief Financial Officer and Company Secretary
James Myatt	54	Director
Adam Giles	48	Director Nominee
Michael Addison	64	Director Nominee
Richard Poole has been our Executive Director, Managing Director and Chief Executive Officer since 2019. Mr. Poole is an entrepreneur and qualified lawyer. Mr. Poole began his career with major law firms in Australia. In 2001, he established an independent advisory and private equity firm, Arthur Phillip Pty Limited, and through that firm has built a diversified portfolio of successful projects and been involved in developing companies in a range of industries, including both mining and energy, both in Australia and internationally. These projects include two energy retailers along with White Energy Limited (ASX:WEC), a mining technology company. From September 2006 to September 2014, Mr. Poole was a director of the publicly listed Australian Power & Gas Company Limited (ASX:APK), or APG. From 2011 to 2018, Mr. Poole was the Co-founder and Executive Strategic and Operations Director of Entrust Energy, which operates in 14 states in the United States. Mr. Poole is a registered solicitor on New South Wales’s legal practitioner roll and holds a Bachelor of Laws, Bachelor of Commerce from the University of Western Australia and a Graduate Diploma in Applied Finance from the Securities Institute of Australia.
Warren Kember has been an Executive Director, Chief Financial Officer and Company Secretary since the formation of the Company in 2018. Mr. Kember has over 35 years of experience in senior financial roles with both large capitalized and emerging companies. Mr. Kember’s industry experience includes energy, manufacturing and telecommunications. Mr. Kember began his career with KPMG in December 1980 and with Jarden Morgan Australia Limited (now RBS Morgans), a leading Australian investment banking firm from March 1988 to June 1990. Since that time, Mr. Kember has specialized in working with private and publicly listed start-up and emerging companies. This has included forming a professional services firm that operated for a period of more than 5 years, where he provided his services as a financial officer and company secretary. From September 2006 to September 2013, Mr. Kember was part of the founding team and held a senior leadership role within APG, both as Chief Financial Officer and Company Secretary. Following the acquisition of APG by a major Australian energy retailed in September 2013, Mr. Kember was then appointed as Chief Executive Officer of APG to lead its integration process. From June 2014 to April 2017, Mr. Kember was Chief Executive Officer and Chief Financial Officer within a group of companies with operations in the renewable energy sector where he led a restructuring of their activities. Mr. Kember was then engaged by Arthur Phillip Pty Limited in June 2017 and worked on the development of emerging businesses, including the activities of the Company prior to its formation. Mr. Kember holds a Bachelors of Commerce from the University of Auckland, a Masters of Business Administration from the Australian Graduate School of Management and a Graduate Diploma in Applied Finance from the Securities Institute of Australia.
James Myatt has been a Director since 2018. Mr. Myatt has over 35 years of experience in the Australian and international energy markets including asset development in power and gas as well as wholesale and retail markets. Mr. Myatt began his career with major energy utilities including AGL, Energy Australia and U.S. listed energy companies Duke Energy and Texas Utilities. Mr. Myatt then went on to lead the development of a number of companies in the retail energy sector in Australia and the United States. He was co-founder, Chief Executive Officer and Managing Director of APG from July 2006 to September 2013, co-founder and Chief Executive Officer of Mojo Power from January 2015 to July 2017, and co-founder of Entrust Energy (based in Texas, USA), which was awarded as the 47th fastest growing company in the United States in 2015 with revenue in excess of A$500 million. As recognition for his entrepreneurial achievements, Mr. Myatt was awarded Ernst & Young’s Australian Entrepreneur of the Year (Listed award) for the Eastern region (NSW & ACT) in 2012. Mr. Myatt holds an Associate Diploma of Applied Science from OHS and a Masters of Marketing from Monash University.

Adam Giles is expected to serve on our board of directors upon completion of this offering. Mr. Giles was the was the first Indigenous Australian leader of an Australian government attaining the role of the 10th Chief Minister of the Government of the Northern Territory, as served the Parliament from 2008 to 2016. During his parliamentary career, he held portfolios of Treasury, Infrastructure, Major Projects, Economic Development, Tourism, Transport and Indigenous Affairs. Prior to entering politics, Mr. Giles had a long career in public administration at the state and Commonwealth levels including working in the social and economic division in the Department of Prime Minister and Cabinet. Mr. Giles now provides specialist advice in relation to mining and energy, agriculture, media, politics, governance, indigenous policy, employment and training.
Michael Addison is expected to serve on our board of directors upon completion of this offering. Mr. Addison is an experienced project developer and investment banker that has worked with three globally recognized investment banks, including Barings Bros., Standard Merchant Bank Limited and Standard Charted Merchant Bank plc, for the period from 1984 to 2000. Mr. Addison then held multiple executive and director positions on the Boards of listed companies on each of the London, Johannesburg and Australian Securities Exchanges. In these roles, Mr. Addison lead development of emerging companies including in Managing Director and Chairman roles. These roles included with the listed companies The Property Trust plc, Allied Technologies Group Limited, Carabella Resources Limited, Stratum Metals Limited, Frontier Diamonds Limited and Intra Energy Corporation. He is currently a non-executive director of the ASX listed Cobre Limited and the renewable energy focused Genex Power Limited, which he co-founded in 2014. Mr. Addison is a Rhodes Scholar, has an Oxford University postgraduate degree in Management Studies and has a Bachelor of Science degree in civil engineering.
There are no family relationships among any of our directors or executive officers. The business addresses for each of our directors and executive officers is Level 33, Colonial Centre, 52 Martin Place, Sydney NSW 2000, Australia.
Board of Directors
Immediately following completion of this offering, our Board of Directors, or the Board, will consist of members, including our Chief Executive Officer and Chief Financial Officer. We believe that each of our directors has relevant industry experience. The membership of our Board is directed by the following requirements of our constitution and Board Charter:
•	there must be a minimum of three directors and a maximum of nine directors;
•	in respect of a matter where a director has a material interest, the director may not vote in relation to the proposed arrangement except as permitted by the Corporations Act;
•	the Chairman of our Board should, where possible, be a non-executive director; and
•
our Board should, collectively, have the appropriate mix of qualifications, expertise and experience which will assist the Board in fulfilling its responsibilities, as well as assisting the Company in achieving growth and delivering value to shareholders.

Our Board is responsible for overseeing the performance of management. Our Board has established delegated limits of authority, which define the matters that are delegated to management and those that require Board’s approval. The functions and responsibilities reserved for the Board and those delegated to the Managing Director and executive management are set out in our Board Charter and Delegated Authority Policy.
Each non-executive director has a letter of appointment confirming the terms and conditions of their appointment as a director of the Company. None of our non-employee directors have any service contracts with the Company that provide for benefits upon termination of employment. In addition, the Company has entered into Deeds of Access, Insurance and Indemnity with its directors. Similar arrangements will be put in place for directors nominated for appointment upon the approval by the Board.
The Company has or will agree to indemnify each of its directors against all liabilities incurred while holding office to the extent permitted by Australian law, including indemnifying directors for any legal expenses incurred in defending proceedings relating to their directorship of the Company. Any indemnified amounts must be repaid to the Company to the extent that a director is reimbursed from an insurance policy maintained by the Company for the directors. The Company has also agreed to obtain and pay the premiums for insurance policies for each of its directors, which include run-off cover for each director for a period of seven years after the director ceased to hold office.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Committees
In accordance with our Board Charter, once the Board is of a sufficient size and structure, reflecting that the Company’s operations are of a sufficient magnitude, to assist the Board in fulfilling its duties, the Board will establish the following committees, each with written charters approved by the Board:
•	Audit and Risk Committee;
•	Remuneration Committee; and
•	Nomination Committee.
Code of Conduct
The Company has adopted a Corporate Code of Conduct which provides a framework for decisions and actions in relation to ethical conduct in employment. It underpins the Company’s commitment to integrity and fair dealing in its business affairs and to a duty of care to all employees, clients and stakeholders. The document sets out the principles covering appropriate conduct in a variety of contexts and outlines the minimum standard of behavior expected from employees, including to:
•	act honestly, with integrity and in the best interests of the Company as a whole;
•	operate within the law at all times;
•	carry out their work to a high standard;
•	preserve the confidentiality of sensitive information of the Company;
•	avoid conflicts of interest which may influence the conduct of duties;
•	not participate in corrupt conduct; and
•	observe the Company’s Trading Policy and insider trading laws.
The directors and executives also have a fiduciary relationship with shareholders of the Company, making it unlawful to improperly use their position to gain advantage for themselves. At all times, directors and officers must act in the best interest of the Company and eliminate or abstain from participating in any discussion or decision-making process in relation to matters which they have a conflict of interest, not engage in insider trading and comply with all applicable anti-bribery laws.
Remuneration
 Overview
Our remuneration policy for our key management personnel, or KMP, has been developed by our Board taking into account the size of our asset base, the size of our management team, the nature and stage of development of our current operations, market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.
In addition to considering the above general factors, the Board has also placed emphasis on the following specific considerations in determining the remuneration policy for KMP:
•	we are currently focused on undertaking development activities;
•	risks associated with developing projects; and
•	we do not expect to be undertaking profitable operations until sometime after the commencement of commercial production on our projects.

 Executive Remuneration
Our remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is integral in aligning executives’ objectives with shareholder and business objectives.
 Fixed Remuneration
Fixed remuneration consists of base salaries, as well as employer contributions to superannuation funds and other non-cash benefits. Non-cash benefits include provision of car parking, health care benefits and life insurance.
Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices. No external remuneration consultants were used during the financial year.
 Performance Based Remuneration – Short Term Incentives
Certain executives are entitled to annual or semi-annual cash bonuses upon achievement of various key performance indicators, as set by the Board. Having regard to the current size of our asset base, nature and opportunities of the Company, the Board has determined that these key performance indicators include measures such as successful commencement and/or completion of development activities (e.g., completion of technical studies), construction activities (e.g., completion of construction programs within budgeted timeframes and cost), corporate activities (e.g., recruitment of key personnel) and business development activities (e.g., successful investor relations activities and capital raisings). These measures were chosen as the Board believes they represent the key drivers in the short and medium-term success of the project’s development. The Board currently assesses performance against these criteria annually.
 Performance Based Remuneration – Long Term Incentives
We have adopted a long-term incentive plan, comprising the “Verdant Incentive Option Plan,” or the Plan, to reward KMP, key employees and contractors (including non-executive directors) for long-term performance.
The Plan provides for the issuance of options subject to performance conditions, which we refer to as Employee Options, which, upon satisfaction of the relevant performance conditions attached to the Employee Options, and completion of formal exercise processes, will result in the issuance of an ordinary share for each employee right. Employee Options are issued for no cash consideration and no amount is payable upon conversion thereof.
To achieve our corporate objectives, we need to attract and retain key staff, whether employees or contractors. Grants made to eligible participants under the Plan will assist with the Company’s employment strategy and will:
•	enable us to recruit, incentivize and retain KMP and other eligible employees to assist with the Redbank Recommission Project and the Verdant HV Hydrogen Project;
•	link the reward of eligible employees with the achievements of strategic goals and our long-term performance;
•	align the financial interests of eligible participants of the Plan with those of Shareholders; and
•	provide incentives to eligible employees of the Plan to focus on superior performance that creates Shareholder value.
Employee Options granted under the Plan to eligible participants will be linked to the achievement by us of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Employee Options to vest. The Employee Options also vest where there is a change of control of us. Upon Employee Options vesting, employees become entitled to receive Ordinary Shares for no consideration. If a performance condition of an Employee Option is not achieved by the expiry date then the Employee Option will lapse.

The vesting conditions (if any), are determined by the Board having regard to the current size of our asset base, nature and opportunities of the Company, and include measures such as successful commencement and/or completion of development activities (e.g., completion of technical studies), construction activities (e.g., completion of construction programs within budgeted timeframes and cost), corporate activities (e.g., recruitment of key personnel), business development activities (e.g., successful investor relations activities and capital raisings) or remaining as an employee of the Company. We prohibit executives from entering into arrangements to limit their exposure to Employee Options granted as part of their remuneration package.
 Non-Executive Director Remuneration
The Board’s policy is for fees to non-executive directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size of our asset base, and the nature and risks of the Company, Employee Options and/or other performance-based securities of the Company may also be used to attract and retain non-executive directors. The Board determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. No external remuneration consultants were used during the financial year.
The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at a General Meeting and is currently set to A$250,000 for all directors. Directors’ fees paid to non-executive directors accrue on a daily basis. Fees for non-executive directors are not linked to the performance of the economic entity. However, to align directors’ interests with shareholder interests, the directors are encouraged to hold shares of the Company and given our current size of our asset base, nature and opportunities, non-executive directors may receive Employee Options and/or other performance-based securities of the Company. We prohibit non-executives entering into arrangements to limit their exposure to Employee Options granted as part of their remuneration package.
Fees paid to the sole non-executive director for the year ended June 30, 2021 were A$  . These fees cover main board activities only. Non-executive directors may receive additional remuneration for other services provided to us, including but not limited to, membership of committees. As discussed, there are currently no board committees.
 Details of Remuneration for Fiscal Year 2021 and 2020
Details of the nature and amount of each element of the emoluments of our directors and KMP are as follows:
2021	Short-term benefits			Post- employment benefits A$	Share- based payments A$	Termin- ation Payments A$	Total A$	Perform- ance related %
	Salary & fees A$	Cash Bonus A$	Other A$
Mr. Richard Poole*
Mr. Warren Kember
Mr. James Myatt

*	Amounts paid to Mr. Richard Poole were made pursuant to the Corporate Advisory and Business Development Mandate with Arthur Phillip. See “Related Party Transactions.”
2020	Short-term benefits			Post- employment benefits A$	Share- based payments A$	Termin- ation Payments A$	Total A$	Perform- ance related %
	Salary & fees A$	Cash Bonus A$	Other A$
Mr. Richard Poole*	277,500	—	—	—	—	—	277,500	0.0%
Mr. Warren Kember	160,002	—	—	15,200	38,690	—	213,892	18.1%
Mr. James Myatt	90,000	—	—	—	—	—	90,000	0.0%
	527,502	—	—	15,200	38,690	—	581,392	—
*	Amounts paid to Mr. Richard Poole were made pursuant to the Corporate Advisory and Business Development Mandate with Arthur Phillip. See “Related Party Transactions.”

Employment Agreements and Indemnification Agreements with Executive Officers and Directors
The key provisions of the employment agreements are set out below for each of our executive officers. None of these employment agreements have termination dates.
Mr. Kember, Chief Financial Officer, has an employment agreement with us. During the period from the date of commencement of employment with us until a date that is three months after the recommissioning date of the Redbank Power Station, we may terminate the employment of Mr. Kember for any reason by providing 12 months’ notice. Subsequent to the date that is three months after the recommissioning date of the Redbank Power Station, we may terminate the employment of Mr. Kember for any reason by providing three months’ notice. We may terminate the employment at any time without notice if Mr. Kember (i) commits any serious or persistent breach of the employment agreement, (ii) is guilty of any serious misconduct or wilful neglect in the discharge of his employment duties, (iii) becomes bankrupt or makes any arrangement or composition with his creditors, (iv) becomes of unsound mind, or (v) is convicted of any criminal offense other than an offense which in the reasonable opinion of the Company does not affect his position as an employee. Mr Kember may terminate the employment at any time on three months’ notice to us. Subject to statutory leave entitlements, no amount is payable in the event of Mr. Kember’s termination pursuant to the terms of the employment agreement. Mr. Kember receives a maximum fixed remuneration component of A$250,000 per annum, excluding superannuation. Monthly renumeration is calculated on an hourly basis for time spent, calculated at the rate of A$140.00 per hour up to a maximum of A$20,883 per month. The Company will make superannuation contributions into a complying superannuation fund.
We have also entered into Deeds of Access, Insurance and Indemnity with certain of our directors. Under these agreements, we agreed to indemnify certain of our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of being a director of our company.

PRINCIPAL SHAREHOLDERS
The following table presents certain information regarding the beneficial ownership of our Ordinary Shares as of June 30, 2021 by:
•	each person known by us to be the beneficial owner of more than 5% of our Ordinary Shares;
•	each of our directors and executive officers individually; and
•	each of our directors and executive officers as a group.
Applicable percentage ownership before the offering is based on 313,356,158 Ordinary Shares outstanding as of June 30, 2021. Applicable percentage ownership after the offering is based on     Ordinary Shares outstanding after this offering, assuming      Ordinary Shares being sold in this offering.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security and includes options that are currently vested and exercisable. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary Shares subject to options currently vested and exercisable and Ordinary Shares that vest upon the satisfaction of various performance conditions are deemed to be outstanding for computing the percentage ownership of the person holding these options and shares, but are not deemed outstanding for computing the percentage of any other person.
Based on information known to us, as of June 30, 2021, we had 205 shareholders of record and no shareholders of record in the United States. A number of our Ordinary Shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.
	Ordinary Shares Beneficially Owned Prior to the Offering		Ordinary Shares Beneficially Owned After the Offering
Shareholder	Number	Percent	Number	Percent
5% and Greater Shareholders
Richard Poole(1)	99,704,914	31.8%		%
HB Energy Pty Limited(2)	50,850,000	16.2%		%
Officers and Directors
James Myatt	—	—		%
Richard Poole(1)	99,704,914	31.8%		%
Warren Kember(3)	2,399,210	*%		%
Adam Giles	—	—		%
Michael Addison	—	—		%
Officers and directors as a group (5 persons)	102,104,124	32.6%
*	Represents beneficial ownership of less than 1% of the outstanding Ordinary Shares of Verdant.
(1)
Consists of 99,704,914 Ordinary Shares held by Arthur Phillip Nominees Pty Limited ACN 83111862358 (“Arthur Phillip Nominees”), as nominee for Fontelina Pty Ltd (“Fontelina”), Lee and Grant Pty Ltd, and Haxby Pty Ltd (“Haxby”), each of which is controlled by Mr. Richard Poole. The address of Arthur Phillip Nominees is Level 33, Colonial Centre, 52 Martin Place, Sydney NSW 2000.

(2)
Consists of 50,850,000 Ordinary Shares held by HB Energy Pty Limited ACN 626 544 661 (“HB Energy”) that were issued between 2018 and 2020. See “Related Party Transactions—Shareholders’ Agreement.” The address of HB Energy is Level 27, Suite 2, 1 O’Connell Street, Sydney NSW 2000.

(3)	Consists of 2,399,210 Ordinary Shares held by Point Assets Pty Limited ATF HK Super Fund.

RELATED PARTY TRANSACTIONS
Other than as disclosed below, since July 1, 2018, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.
 Redbank Power Station Acquisition
During 2018, we entered into a series of contracts for the acquisition of the Redbank Power Station, including an agreement dated March 29, 2018 (the “Acquisition Agreement”) with Albertson Resources Pty Ltd (“Albertson”), a company controlled by our Chief Executive Officer, Mr. Richard Poole, for the assignment of the right to acquire the Redbank Power Station under a separate binding option agreement dated December 18, 2017 (the “Option Agreement”) with Biogreen. The Acquisition Agreement provided for the payment by us to Albertson of a fee of A$1,300,000 (the “Initial Fee”) to be paid in three installments and a performance fee of A$4,500,000 (the “Performance Fee”) to be paid within four months after the successful recommencement of generation and delivery of energy into the grid. In May 2018, the terms of these payments were subsequently amended in connection with an investment in the Company by HB Energy as described below under “—Shareholders’ Agreement.”
 Binding Term Sheet with Arthur Phillip and Hunter Bay
On May 30, 2018, we entered into a binding term sheet (the “Term Sheet”) with Arthur Phillip Nominees and Hunter Bay Partners Pty Ltd (“Hunter Bay”), as well as Fontelina, an entity controlled by Mr. Richard Poole, in connection with (i) an investment by a subsidiary of Hunter Bay of A$2.5 million in Ordinary Shares and (ii) the assumption by the Company from Albertson of the option to purchase the Redbank Power Station. Arthur Phillip Nominees acts as a nominee through which Mr. Richard Poole, our Chief Executive Officer, indirectly owns his interests in us. Hunter Bay is the parent of our second largest shareholder, HB Energy.
The Term Sheet outlined the terms upon which HB Energy, acting as nominee for Hunter Bay, subscribed for 20,666,666 Ordinary Shares at a price of A$0.121 per share and the key terms of a new shareholders’ agreement that was required in connection with such investment. In addition, we agreed that:
•
as a condition to Hunter Bay’s (or its nominee’s) investment in the Company, we would assume Albertson’s obligations under the Option Agreement, including, upon exercise of the option to purchase the Redbank Power Station, the obligation to enter into an asset sale agreement with Biogreen providing for payment to Biogreen of an amount equal to A$9.5 million, comprised of an unconditional A$4.5 million option exercise payment and the Biogreen Success Fee;

•	the Initial Fee payable to Albertson under the Acquisition Agreement would be reduced from A$1.3 million to A$1.0 million; and
•	the Performance Fee payable under the Acquisition Agreement would be amended as follows:
•	75% of the Performance Fee is payable to Albertson out of the future earnings generated by the Redbank Power Station;
•	25% of the Performance Fee is payable to Hunter Bay (or HB Energy, as its nominee) out of the future earnings generated by the Redbank Power Station; and
provided, that the amount of Performance Fee payable in any year, together with the Biogreen Success Fee, would not exceed 30% of the total net earnings.
As of May 31, 2021, the Initial Fee had been paid in full. Pursuant to an agreement entered into between us, HB Energy and Albertson (the “Settlement Agreement”) in December 2020, our obligations with respect to the Performance Fee were satisfied upon our issuance of 3,750,000 Ordinary Shares to HB Energy and 11,250,000 Ordinary Shares to Albertson.

 Shareholders’ Agreement
On June 6, 2018, we entered into a shareholders’ agreement with Arthur Phillip Nominees and HB Energy, as well as Fontelina, Proprietary & Fiduciary Services Pty Ltd and Haxby, each of which is controlled by Mr. Richard Poole, our Chief Executive Officer. Among other things, the shareholders’ agreement provides these shareholders with certain shareholders’ rights, including rights of first refusal, co-sale rights, drag-along rights, and assignment and amendment rights, and contains provisions governing our board of directors and other corporate governance matters. The shareholders’ agreement will automatically terminate in connection with the completion of this offering, except for certain provisions regarding contract interpretation, general and customary representations and warranties made by the parties and confidentiality obligations, which will survive the termination.
 Ordinary Share Issuances
In May 2018, we issued and sold to HB Energy 20,666,666 Ordinary Shares at a price of $0.121 per share for an aggregate purchase price of A$2,500,000.
In March 2019, we issued and sold to affiliates of Richard Poole and HB Energy, each 1,666,667 Ordinary Shares at a price of A$0.18 per share for an aggregate purchase price of A$600,000.
In November 2019, we issued and sold to affiliates of Richard Poole and HB Energy, each 833,333 Ordinary Shares at a price of A$0.18 for an aggregate purchase price of A$300,000.
In September 2020, we effected a forward share split pursuant to which each Ordinary Share, including those described above, was split and reconstituted into two Ordinary Shares.
In December 2020, we issued and sold a total of 15,000,000 Ordinary Shares at a price of A$0.10 per share, consisting of 3,750,000 Ordinary Shares to HB Energy and 11,250,000 Ordinary Shares to Albertson pursuant to the Settlement Agreement.
 Corporate Advisory and Business Development Mandate
On March 15, 2018, we entered into a Corporate Advisory and Business Development Mandate with Arthur Phillip Pty Ltd (“Arthur Phillip”), an entity that is ultimately controlled by interests associated with Mr. Richard Poole, our Chief Executive Officer. Pursuant to the agreement, we agreed to pay Arthur Phillip certain fees in exchange for Arthur Phillip’s assistance with raising equity and/or debt capital, including a fee of 6.0% of the value of any equity issuance or convertible debt issuance, a fee of 2.0% of the value of any debt facility approved or 0.51% of any drawdown on a debt facility, and a fee of 2.5% of the value of plant and equipment or other finance facilities/structures procured where Arthur Phillip has arranged or been instrumental in raising such facilities. We also agreed to pay Arthur Phillip certain fees, ranging from 2.0% to 3.0% of the total transaction consideration depending on the size of the transaction value, upon any acquisition or disposal transactions consummated by the Company, in which Arthur Phillip conducted certain services in connection therewith.
The agreement requires us to pay Arthur Phillip for costs associated with the management and administration of the Company, including the services of Mr. Richard Poole as our Chief Executive Officer. Pursuant to the agreement, Arthur Phillip has invoiced fees and expenses for the provision of management, accounting, office administration, consulting and company secretarial services to us, consisting of:
	2021	2020	2019
Occupancy expenses: Office rent		A$120,000	A$ 70,000
Management fees: fees for provision of management and administrative services		A$277,500	A$455,227
		A$397,500	A$525,227
The Company and Arthur Phillip have agreed that this agreement will be terminated upon the effectiveness of this offering and Arthur Phillip will not entitled to any additional payments under such agreement.
 Fund Raising Mandate
On April 10, 2019, we entered into an engagement letter with Hunter Bay, the parent company of our second largest shareholder, HB Energy, to assist us in raising equity or debt capital in exchange for fees ranging from 1.5% to 5% of the amount raised. This engagement letter expired pursuant to its terms six months after its execution and no amount was paid to Hunter Bay under the agreement.
 Registration Rights Agreement
Upon the closing of this initial public offering, we expect to enter into a registration rights agreement with Richard Poole and his affiliates that will provide them with rights to cause us to register their ordinary shares under the Securities Act. The Ordinary Shares covered by this registration rights agreement will be subject to lock-up agreements as described under the heading “Underwriting—Lock-Up Agreements.”
 Employment Agreements and Indemnification Agreements
See “Management—Employment Agreements and Indemnification Agreements with Executive Officers and Directors.”
 Director and Senior Management Renumeration
See “Management—Renumeration” for information regarding compensation of our senior management and directors.

DESCRIPTION OF SHARE CAPITAL
The following description of our Ordinary Shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to this registration statement.
General
We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution and the Corporations Act.
The Australian law applicable to our Constitution is not significantly different than a U.S. company’s charter documents except we do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.
Subject to restrictions on the issue of securities in our Constitution and the Corporations Act and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board determines.
The rights and restrictions attaching to Ordinary Shares are derived through a combination of our Constitution, the common law applicable to Australia, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our Ordinary Shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.
Our Constitution
Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Verdant. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.
Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to this registration statement.
Interested Directors
A director who has a material personal interest in a matter that is being considered at a meeting of directors must not be present while the matter is being considered at the meeting or vote on that matter except where permitted by the Corporations Act.
Directors’ Compensation
Pursuant to our Constitution, the total aggregate fixed sum per annum to be paid to the directors (excluding salaries of executive directors) from time to time will not exceed the sum determined by the shareholders in general meeting and the total aggregate fixed sum will be divided among the directors as the directors shall determine and, in default of agreement between them, then in equal shares.
No non-executive director shall be paid as part or whole of his or her remuneration a commission on or a percentage of profits or a commission or a percentage of operating revenue, and no executive director shall be paid as whole or part of his or her remuneration a commission on or percentage of operating revenue.
Borrowing Powers Exercisable by Directors
Pursuant to our Constitution, the management and control of our business affairs are vested in our Board. Subject to the Corporations Act, our Board has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.
Rotation of Directors
Pursuant to our Constitution, at the Company’s annual general meeting in every year, one-third of the directors for the time being, or, if their number is not a multiple of 3, then the number nearest one-third (rounded upwards in case of doubt), must retire from office, provided always that no director except a Managing Director shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election. The directors to retire at an annual general meeting are those who have been longest in office since their last election.
Rights and Restrictions on Classes of Shares
Subject to the Corporations Act, the rights attaching to our Ordinary Shares are detailed in our Constitution. Our Constitution provides that any of our Ordinary Shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, or otherwise as our Board may determine. Subject to the Corporations Act, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our Board resolve. Currently, our outstanding share capital consists of only one class of Ordinary Shares.
Dividend Rights
Subject to the Corporations Act, our Board may from time to time determine to pay any interim, special or final dividends to shareholders, fix the amount of dividend, the record date for determining entitlements to, and for payment of, a dividend and the method of payment of a dividend.
Voting Rights
Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders unless a poll is required under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote by proxy. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.
Right To Share in Our Profits
Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our Board may from time to time determine to pay dividends to the shareholders; however, under the Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.
Rights to Share in the Surplus in the Event of Liquidation
Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.
No Redemption Provision for Ordinary Shares
There are no redemption provisions in our Constitution in relation to Ordinary Shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.
Variation or Cancellation of Share Rights
The rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of Verdant, together with either:
•	a special resolution passed by members holding shares in the class; or
•	the written consent of members with at least 75% of the shares in the class.

Liability for Further Capital Calls
According to our Constitution, the Board may make any calls from time to time upon shareholders in respect of all monies unpaid on partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board. Calls may be made payable by installment. Failure to pay a call will result in interest becoming payable on the unpaid amount and ultimately, forfeiture of those shares. As of the date of this prospectus, all of our issued shares are fully paid.
General Meetings of Shareholders
Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. General meetings of shareholders may be called by our Board. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The meeting must be called in the same way in which general meetings of the company may be called, including the dispatch of a notice of meeting including the matters to be voted upon. The shareholders calling the meeting must pay the expenses of calling and holding the meeting.
The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. The request must be made in writing, state any resolution to be proposed at the meeting, be signed by the shareholders making the request and be given to the Company. The Board must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.
Foreign Ownership Regulation
There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:
•
by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

•
by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Company is currently not classified as a foreign person or an Australian land corporation for the purposes of the FATA.
Whether prior approval of the Australian Federal Treasurer is required for an investor to be issued shares in the Company is an assessment which must be undertaken by each investor, as compliance with the FATA in those circumstances is the investor’s obligation.
Separate and stricter rules apply for foreign government investors (defined by the FATA). Generally, foreign government investors must seek prior FIRB approval where they acquire a direct interest in an entity or business. The term ‘direct interest’ has a very broad meaning under the Foreign Acquisitions and Takeovers Regulations 2015 and ranges from a 10% interest in an entity to an interest of any percentage in an entity which gives the foreign government investor the ability to influence or participate in the central management and control of the entity or business or determine its policy.
The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may take a number of actions including imposing civil or criminal penalties or ordering the divestiture of such person’s shares or interest in shares in the Company. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

Ownership Threshold
There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us once a 5% interest in our Ordinary Shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us of any increase or decrease of 1% or more in its holding of our Ordinary Shares. Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.
Issues of Shares and Change in Capital
Subject to our Constitution, the Corporations Act, and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine.
Subject to the requirements of our Constitution, the Corporations Act, and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our Ordinary Shares whether under an equal access buy-back or on a selective basis.
Access to and Inspection of Documents
Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.
Protection of Minorities
Under the Corporations Act, a shareholder of an Australian company may apply for a court order where the conduct of the company’s affairs is oppressive to, unfairly prejudicial to, or unfairly discriminatory against, a shareholder or shareholders. The orders that may be sought include winding up, amendment to the company’s constitution, orders regulating the conduct of the company’s affairs, orders for the purchase of shares and orders that the company institute, defend or discontinue specified proceedings.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, there will be outstanding      Ordinary Shares, representing approximately    % of our outstanding Ordinary Shares.
Future sales of substantial amounts of our Ordinary Shares in the public market in the United States, including Ordinary Shares issued upon exercise of outstanding options or warrants, or the possibility of such sales, could negatively affect the market price in the United States of the Ordinary Shares and our ability to raise equity capital in the future.
Upon the completion of this offering, we will have      outstanding Ordinary Shares, assuming no exercise of the underwriters’ option to purchase additional Ordinary Shares.
All of the Ordinary Shares sold in the offering will be freely transferable in the United States by persons other than our “affiliates,” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including Rule 144 under the Securities Act (as described below).
Lock-up Agreements
We, along with our directors, executive officers and substantially all of the other holders of our equity securities, have agreed with the underwriters that for a period of 180 days (the restricted period) after the date of this prospectus, subject to specified exceptions, we or they will not, without the prior written consent of Roth Capital Partners, LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares. In addition, Roth Capital Partners, LLC, as representative of the underwriters, may in its discretion release some or all of the shares subject to the lock-up agreements prior to the expiration of this 180-day lock-up period at any time, subject applicable notice requirements and in some cases, without public notice. If such a release is granted for one of our officers or directors, (1) Roth Capital Partners, LLC, as representative of the underwriters, will, at least three business days before the effective date of such release, notify us of the impending release, and (2) we will announce the impending release by press release through a major news service at least two business days before the effective date of the release.
Rule 144
In general, under Rule 144 of the Securities Act and beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.
A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:
•	1.0% of the number of our Ordinary Shares then outstanding; or
•
the average weekly reported trading volume of our Ordinary Shares on Nasdaq during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 of the Securities Act by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us as specified in Rule 144. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.
Rule 701
In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
Equity Incentive Plans
We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the Ordinary Shares reserved for issuance under our equity incentive plans. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market following the registration statement’s effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

TAXATION
The following is a summary of certain material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the acquisition, ownership and disposition of Ordinary Shares. This discussion is based on the laws in force as of the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of Ordinary Shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.
This summary does not address the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, the Medicare tax on certain net investment income or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of Ordinary Shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.
Certain Material U.S. Federal Income Tax Considerations
The following summary, subject to the limitations set forth below, describes certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our Ordinary Shares as of the date hereof. Except where noted, this summary is limited to U.S. Holders who purchase Ordinary Shares in the initial offering and hold such shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.
This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:
•	insurance companies;
•	banks or other financial institutions;
•	individual retirement and other tax-deferred accounts;
•	regulated investment companies;
•	real estate investment trusts;
•	individuals who are former U.S. citizens or former long-term U.S. residents;
•	brokers, dealers or traders in securities, commodities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	investors subject to special tax accounting rules as a result of any item of gross income with respect to our Ordinary Shares being taken into account in an applicable financial statement;
•	persons holding our Ordinary Shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
•	grantor trusts;
•	tax-exempt entities;
•	persons that hold Ordinary Shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;
•	persons that have a functional currency other than the U.S. dollar;
•	persons that hold our Ordinary Shares in connection with a trade or business outside the United States;
•	persons that own (directly, indirectly or constructively) 5% or more of our equity; or
•	persons that are not U.S. Holders (as defined below).

In this section, a “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, this summary does not address the 3.8% Medicare contribution tax imposed on certain net investment income, the U.S. federal estate and gift tax or the alternative minimum tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares. We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our Ordinary Shares.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of Ordinary Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning and disposing of our Ordinary Shares.
The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.
You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of Ordinary Shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.
Distributions
As described in “Dividend Policy”’ above, we do not currently anticipate paying any distributions on our Ordinary Shares in the foreseeable future. However, to the extent there are any distributions made with respect to our Ordinary Shares in the foreseeable future, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the Ordinary Shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our Ordinary Shares as dividend income. See “Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.
If you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of

Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended, or the Treaty, or our Ordinary Shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.
We intend to submit an application to list the Ordinary Shares on Nasdaq. We do not believe we were a PFIC for our taxable year ended June 30, 2020, and do not expect to be a PFIC for our taxable year ended June 30, 2021. However, our status as a PFIC in the current taxable year ending June 30, 2021 and future taxable years will depend in part upon our use of the funds from the offering, as well as our income and assets (which for this purpose depends in part on the market value of our shares) in those years. See the discussion below under “—Passive Foreign Investment Company.” In addition, although we believe that our Ordinary Shares will generally be considered to be readily tradable on an established securities market, there can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our Ordinary Shares.
Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in your gross income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss.
If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.
Dividends you receive with respect to Ordinary Shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.
The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations—Taxation of Dividends.”
Sale, Exchange or Other Disposition of Ordinary Shares
Subject to the PFIC rules discussed below, you generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of Ordinary Shares equal to the difference between the amount realized on the disposition (determined in the case of sales, exchanges or dispositions in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale, exchange or disposition or, if sold, exchanged or disposed of on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the Ordinary Shares. Your initial tax basis will be your U.S. dollar purchase price for such Ordinary Shares. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale, exchange or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for your Ordinary Shares, this recognized gain or loss will generally be long-term capital gain or loss if you have held the

Ordinary Shares for more than one year. Generally, if you are a non-corporate U.S. Holder, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.
You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of Ordinary Shares. See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”
Passive Foreign Investment Company
The rules governing PFICs can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income (the “Income Test”) or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income (the “Asset Test”). Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries for purposes of the PFIC determination.
Pursuant to a startup exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, or the start-up year, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known, at the earliest, until after the close of our current taxable year and might not be known until after the close of our start-up year and the first two taxable years following our start-up year (within the meaning of the start-up exception).Based on certain estimates and projections of our gross income and gross assets (which estimates and projections are inherently imprecise) and the nature of our business, it is not clear whether we are currently a PFIC. Because our PFIC status for any taxable year will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which is expected to change significantly over the 2021 taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our Ordinary Shares (which may be especially volatile), the determination of whether we are a PFIC is subject to substantial uncertainty, and there can be no assurance that we will not be a PFIC for any taxable year. In addition, because the PFIC rules are complex and their application can be uncertain, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. In light of the foregoing, our PFIC status is subject to substantial uncertainty, and no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. You should consult your own tax advisor regarding our PFIC status.
U.S. Federal Income Tax Treatment of a Shareholder of a PFIC
If we are a PFIC for any taxable year during which you hold Ordinary Shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such Ordinary Shares. Under these rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC in the U.S. holder’s holding period, will be treated as ordinary income arising in the current taxable year; and

•
the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if you are a non-corporate U.S. Holder, you will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.
Although PFIC status is determined annually, if you held Ordinary Shares during any taxable year while we were a PFIC, such determination generally will apply to you for subsequent years, whether or not we meet either the Income Test or Asset Test for PFIC status in those subsequent years. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Ordinary Shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.
If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) recognized on the transfer of the Ordinary Shares cannot be treated as capital gains, even if the Ordinary Shares are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income and any gain realized on the disposition of our Ordinary Shares.
If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, during such year you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. It is possible that any subsidiary we own would be a PFIC for the current taxable year or future taxable years. You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.
PFIC “Mark-to-market” Election
In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.
If you make a mark-to-market election, you must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of your Ordinary Shares that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such Ordinary Shares. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of your Ordinary Shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your Ordinary Shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
Under current law, the mark-to-market election may be available to U.S. Holders of Ordinary Shares if the Ordinary Shares are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the Ordinary Shares will be “regularly traded” for purposes of the mark-to-market election. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier

PFIC that we may own, if you make a mark-to-mark election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding the fact that the value of such equity interest had already been taken into account indirectly via mark-to-market adjustments.
If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
PFIC “QEF” election
Alternatively, in certain cases a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.
You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.
Backup Withholding Tax and Information Reporting Requirements
Payments of dividends with respect to the Ordinary Shares and proceeds from the sale, exchange or other disposition of the Ordinary Shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (currently on Form 8938) information with respect to their investment in the Ordinary Shares not held through an account with a U.S. financial institution.
The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in Ordinary Shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.
Australian Tax Considerations
In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the Ordinary Shares. This discussion represents the opinion of McCullough Robertson, Australian counsel to Verdant.
It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.
Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Non-Australian Shareholders are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Treaty, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Treaty.
If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.
Tax on Sales or other Dispositions of Shares—Capital gains tax
Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary Shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.
Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Treaty is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.
Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account
Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.
Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Treaty. Non-Australian Shareholders that are companies deriving Australian sourced income will be assessed at the applicable Australian corporate tax of either 25% or 30%, depending on the composition and level of income derived by the corporate shareholder.
To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.
Dual Residency
If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax would be subject to limitation by the Treaty. Shareholders should obtain specialist taxation advice in these circumstances.
Stamp Duty
No stamp duty should be payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on the ASX or Nasdaq at all relevant times unless they acquire a significant interest (i.e., the shares that are subject of the arrangement do not represent 90% or more of all issued shares) and the company is a landholder for duty purposes.

Australian Death Duty
Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.
Goods and Services Tax
The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

UNDERWRITING
We have entered into an underwriting agreement with the several underwriters listed in the table below. Roth Capital Partners, LLC is the representative of the underwriters. We refer to the several underwriters listed in the table below as the “underwriters.” Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of Ordinary Shares set forth opposite its name below:
Name	Number of Ordinary Shares
Roth Capital Partners, LLC
Total
The underwriting agreement provides that the obligation of the underwriters to purchase the Ordinary Shares offered by this prospectus, other than those covered by the option to purchase additional Ordinary Shares described below, is subject to certain conditions. The underwriters are obligated to severally purchase all of the Ordinary Shares offered hereby if any of the Ordinary Shares are purchased.
We have granted the underwriters an option to buy up to an additional     Ordinary Shares from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole at any time or in part from time to time, during the 30-day period after the date of this prospectus.
Discounts, Commissions and Expenses
The underwriters propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$   per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
In connection with the sale of the Ordinary Shares to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters’ commissions and discounts will be 7% of the gross proceeds of this offering, or US$   per ordinary share based on the public offering price set forth on the cover page of this prospectus.
We also have agreed to reimburse the representative for reasonable out-of-pocket expenses in connection with this offering, including fees and disbursements of counsel for the underwriters, not to exceed US$300,000.
In addition, we have agreed to issue warrants to the representative to purchase a number of Ordinary Shares equal to 7% of the number of Ordinary Shares sold in this offering. These warrants will be exercisable upon issuance, will have an exercise price equal to 110% of the initial public offering price and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part. The warrants and the underlying Ordinary Shares have been deemed compensation by the Financial Industry Regulatory Authority, Inc., or FINRA, and are therefore subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the underwriter warrants nor any of our shares issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriter warrants are being issued, subject to certain exceptions. The following table shows the total underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise in full and non-exercise of the overallotment option to purchase additional Ordinary Shares we have granted to the underwriters):
	Per Share		Total
	Without Over- allotment Option	With Over- allotment Option	Without Over- allotment Option	With Over- allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions to be paid by us

Indemnification
Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.
Lock-Up Agreements
We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Ordinary Shares; or (iii) file any registration statement with the SEC relating to the offering of any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for shares of our Ordinary Shares, without the prior written consent of Roth Capital Partners, LLC, for a period of 180 days following the date of this prospectus (the “Lock-up Period”). These restrictions on future issuances are subject to exceptions for (i) the issuance of our Ordinary Shares in connection with this offering, (ii) the issuance of our Ordinary Shares or options to acquire our Ordinary Shares pursuant to our existing equity incentive plans and (iii) the filing of one or more registration statements on Form S-8 with respect to our Ordinary Shares underlying our equity incentive plans from time to time. Roth Capital Partners, LLC, in its sole discretion, may waive or release us from the restrictions described above, in whole or in part at any time.
In addition, each of our directors, executive officers and substantially all of our shareholders has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, such persons may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our Ordinary Shares or securities convertible into or exchangeable for our Ordinary Shares, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, LLC, for a period of 180 days from the date of this prospectus. These restrictions on future issuances are subject to certain exceptions, including:
•
transfers of Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares as a bona fide gift or, upon the death of the signatory, by will or intestacy; provided that no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure, shall be made during the restricted period unless such filing is required and clearly indicates in the footnotes thereto that the transfer is by bona fide gift, will, or intestacy, as applicable;

•
transactions relating to Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares acquired in open market transactions after the completion of the offering of the Ordinary Shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the Ordinary Shares or such other securities acquired in such open market transactions;

•
transfers of Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares that occur by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure, shall be made during the restricted period, unless such filing is required and clearly indicates in the footnotes thereto that the transfer is by operation of law, court order, or in connection with a divorce settlement, as the case may be;

•
dispositions to any trust the beneficiaries of which are the signatory or immediate family members of the signatory, or, if the signatory is a trust, to any beneficiaries of such trust; provided that no public announcement or other filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of Ordinary Shares, shall be required or shall be voluntarily made during the restricted period;

•
transfers to an immediate family member or a trust formed for the benefit of an immediate family member; provided that no public announcement or other filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of Ordinary Shares, shall be required or shall be voluntarily made during the restricted period;

•
transfers of Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares in connection with a tender offer, merger, consolidation or other similar transaction made to all holders of the Ordinary Shares involving a change of control.

Certain of the exceptions described above are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions. Roth Capital Partners, LLC, in its sole discretion, may release the Ordinary Shares subject to the lock-up agreements described above in whole or in part at any time.
Electronic Distribution
This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by any underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.
Price Stabilization, Short Positions and Penalty Bids
In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•
Sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase creates a syndicate short position. The underwriters may close out any syndicate short position by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions.
•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.
Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Ordinary Shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Other Relationships
From time to time, certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.
In February 2021, we retained Digital Offering as our non-exclusive financial advisor to assist us in connection with business and corporate development, certain matters related to the U.S. capital markets, marketing and development and other matters. Digital Offering is not acting as an underwriter in connection with this offering, and Digital Offering is neither purchasing Ordinary Shares nor offering Ordinary Shares to the public in connection with this offering. Upon completion of this offering, we have agreed to pay Digital Offering US$120,000 and issue five-year warrants to Digital Offering to purchase 0.5% of the total number of Ordinary Shares outstanding of the Company following the offering with an exercise price of $0.01, provided that the exercise of such warrants is conditioned on the Company’s Ordinary Shares achieving a volume weighted average price of at least 120% of the public offering price for a period of 30 days within the first six months of the offering. In connection with entering into the Advisory Agreement with Digital Offering, we paid Digital Offering $30,000 and agreed to issue to Digital Offering five-year warrants to purchase     Ordinary Shares, representing 1.0% of the total shares outstanding of the Company as of the date of the Advisory Agreement, with an exercise price of $0.01 per share. We have also agreed to pay Digital Offering $120,000 over a period of 12 months following the completion of this offering.
Pricing of the Offering
Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, certain financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Offer Restrictions Outside the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriters’ conflicts of interest in connection with this offering.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), none of our Ordinary Shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of our Ordinary Shares at any time under the following exemptions under the Prospectus Regulation:
•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
In the case of any Ordinary Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Ordinary Shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant State means the communication in any form and by means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
France
This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.
This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.
Ireland
The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.
Israel
The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The Ordinary Shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.
Italy
The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:
•
to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.
Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.
Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.
Japan
The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.
New Zealand
The Ordinary Shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:
•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;
•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;
•
to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the Ordinary Shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•
in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal
This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Sweden
This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland.
United Arab Emirates
Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.
No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.
United Kingdom
The communication of this prospectus and any other documents or materials relating to the issue of our Ordinary Shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorised person for purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.
In the United Kingdom, this prospectus is being distributed only to, and are directed only at, persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and/or (ii) are high net worth entities (or persons to whom they may otherwise lawfully be communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of our Ordinary Shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the estimated expenses, excluding underwriting discounts, that are expected to be incurred in connection with our offer and sale of the Ordinary Shares. Expenses for the offering will be borne by us. All amounts except the SEC registration fee are estimates.
SEC registration fee	US$*
Financial Industry Regulatory Authority Inc. filing fee	*
Stock exchange listing fee	*
Transfer agent’s fees and expenses	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous and other fees and expenses	*
Total	US$*
*	To be filed by amendment.
LEGAL MATTERS
The validity of the Ordinary Shares to be issued in this offering and certain regulatory matters will be passed upon for us by McCullough Robertson, our Australian counsel. Certain matters as to U.S. federal law and New York state law will be passed upon for us by Gibson, Dunn & Crutcher LLP, our U.S. counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.
EXPERTS
The financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a limited company incorporated under the laws of Australia. Certain of our directors and officers and certain other persons named in this prospectus are citizens and residents of countries other than the United States and all or a significant portion of their assets may be located outside the United States. As a result, it may not be possible for you to:
•	effect service of process within the United States upon our non-U.S. resident directors or on us;
•
enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•
enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors or us based solely upon U.S. securities laws.
You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors or us, including actions under the civil liability provisions of the U.S. securities laws.
With that noted, there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in this prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our Ordinary Shares. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete and reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)
Report of the Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Verdant Earth Technologies Limited
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statement of financial position of Verdant Earth Technologies Limited and its subsidiary (the “Company”) as of June 30, 2020, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ending June 30, 2020, and the related notes (collectively referred to as the “financial statements”).
In our opinion, except for the effects of the matter described in the paragraph below, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
These consolidated financial statements do not include comparative financial statements as of and for the year ended June 30, 2019. Presentation of comparative financial statements is required by International Financial Reporting Standards.
Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3(b) in the financial statements, the Company incurred a net loss of $2,525,431 and operating cash outflows of $1,845,538 during the year ended June 30, 2020, and as of that date, the Company’s current liabilities exceeded its current assets by $4,466,311. These events or conditions, along with other matters set forth in Note 3(b), raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our qualified opinion.
/s/ Grant Thornton Audit Pty Ltd
GRANT THORNTON AUDIT PTY LTD
We have served as the Company’s auditor since 2020. Sydney, Australia
June 25, 2021

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the Year Ended June 30, 2020
(Expressed in Australian Dollars)
	Notes	June 30, 2020
Revenue		$—

Employee benefit expense	7.1	(891,689)
Directors’ fees	19	(90,000)
Management fees	18(b)	(277,500)
Legal, professional and consulting fees		(465,030)
Rental expenses	18(b)	(123,555)
Site service and maintenance costs		(281,079)
Insurance		(28,880)
Other expenses		(36,818)
Finance costs	7.2	(330,880)
Total general and administrative costs		(2,525,431)
Loss from operations for the year before income tax		(2,525,431)
Income tax benefit	8	—
Loss from operations for the year		(2,525,431)
Other comprehensive income (net of income tax)		—
Total comprehensive loss for the year		(2,525,431)
Loss per common share, basic and diluted	21	$(0.03)
This consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the notes to the financial statements.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)
Consolidated Statement of Financial Position
As at June 30, 2020
(Expressed in Australian Dollars)
	Note	June 30, 2020
Assets
Current
Cash and short-term deposits	9	$285,037
		285,037
Non-current
Property and equipment	10	6,761,086
Total assets		7,046,123

Liabilities
Current
Accounts payable and accrued liabilities	11	590,568
Provision		58,586
Financial liabilities	12	4,102,194
		4,751,348
Non-current
Financial liabilities	12	1,427,950
Total liabilities		6,179,298

Net assets		866,825

Equity
Share capital	13	5,020,000
Other contributed equity	13	265,000
Reserves	14	509,201
Accumulated losses		(4,927,376)
Total equity		866,825
This consolidated statement of financial position should be read in conjunction with the notes to the financial statements.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)
Consolidated Statement of Changes in Equity
For the Year Ended June 30, 2020
(Expressed in Australian Dollars)
	Share Capital	Other contributed equity	Reserves	Accumulated losses	Total
Balance at July 1, 2019	$4,372,000	$—	$89,166	$(2,401,945)	$2,059,221
Total comprehensive loss for period	—	—	—	(2,525,431)	(2,525,431)
Transactions with owners in their capacity as owners:
Issue of ordinary shares	660,000	—	—	—	660,000
Contributed equity – shares not yet issued	—	265,000	—	—	265,000
Cost of raising equity	(12,000)	—	—	—	(12,000)
Share based payments	—	—	154,142	—	154,142
Convertible note transaction costs	—	—	(81,937)	—	(81,937)
Recognition of equity component on issue of convertible notes	—	—	347,830	—	347,830
Balance at June 30, 2020	5,020,000	265,000	509,201	(4,927,376)	866,825
This consolidated statement of changes in equity should be read in conjunction with the notes to the financial statements.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)
Consolidated Statements of Cash Flows
For the Year Ended June 30, 2020
(Expressed in Australian Dollars)
	Notes	June 30, 2020
Cash flows used in operating activities
Payments to suppliers and employees		$(1,828,624)
Interest paid		(16,914)
Cash flow used in operating activities	9(b)	(1,845,538)

Cash flows used in investing activities
Purchase of property and equipment		(28,238)
Net cash flows used in investing activities		(28,238)

Cash flows from financing activities
Repayment of borrowings		(475,000)
Proceeds from borrowings		1,940,000
Borrowings raising costs		(97,000)
Proceeds from issue of ordinary shares		565,000
Transaction costs of issue of shares		(12,000)
Net cash flows provided by financing activities		1,921,000

Net increase in cash and cash equivalents		47,224

Cash and cash equivalents, beginning of year		237,813
Cash and cash equivalents, end of year	9(a)	285,037
This consolidated statement of cash flows should be read in conjunction with the notes to the financial statements.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
1.	Reporting entity
The significant accounting policies adopted in preparing the consolidated financial statements of Verdant Earth Technologies Limited (“Verdant” or the “Company”) and its subsidiary (the “Consolidated Entity” or “Group”) for the year ended June 30, 2020, are stated to assist in a general understanding of the consolidated financial statements.
Verdant is a company limited by shares, incorporated and domiciled in Australia and has its registered office at Level 33, 52 Martin Place Sydney, New South Wales.
The Group’s principal activities are the development of renewable energy projects and the planned production of hydrogen. The Group is currently raising capital, seeking changes to existing government approvals and arranging sources of fuel and other agreements to enable the restarting of its existing power station. The power station requires capital to enable refurbishment and reconnection to the electricity network in order that it can recommence electricity generation.
At a general meeting of shareholders held on 1 June 2021 it was approved to change the Company’s name from Hunter Energy Limited to Verdant Earth Technologies Limited.
The financial statements for the year ended June 30, 2020 were authorized for issue by the directors on June 25, 2021.
2.	Basis of accounting
These financial statements are general purpose financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).
The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Group is a for-profit entity.
3.	Summary of significant accounting policies
The consolidated financial statements have been prepared using the significant accounting policies and measurement bases summarised below.
a	Basis of preparation
The consolidated financial statements have been prepared on an accrual basis, and under the historical cost convention, unless otherwise stated.
All amounts are presented in Australian dollars which is the Group’s functional and presentational currency. The amounts contained in this financial report have been rounded to the nearest $1 (where rounding is applicable).
b	Going concern
The directors have prepared these financial statements on a going concern basis which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business.
For the financial year ended June 30, 2020 the Group reported a loss after taxation of $2,525,431, net cash used by operating activities of $1,845,538 and the Group's current assets of $285,037 were less than current liabilities of $4,751,348 at balance date.
During its current phase of development, the Group is reliant on the raising of capital or access to other sources of finance to continue its business plan. There is a material uncertainty of the Group's ability to

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
raise further capital. This may cast significant doubt as to whether the Group will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements.
The directors believe that there are reasonable grounds to believe that the Group will be able to continue as a going concern, after consideration of the following sources of funding:
(i)	the Group had a cash balance of $285,037 at balance date;
(ii)	continuing financial support from existing shareholders, directors or related parties;
(iii)	the availability of equity and financing facilities to fund working capital requirements from new investors;
(iv)	realising value from its assets through joint ventures or outright sale; and
(v)	the ability for the directors to scale back activities in order to preserve cash when required.
The directors are of the opinion that the use of the going concern basis of accounting is appropriate as they are satisfied regarding the Group's ability to maintain the continued financial support of its directors, current financiers, creditors and shareholders.
The financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.
c	Basis of consolidation
The Group’s financial statements consolidate those of the parent entity and all of its subsidiaries. All subsidiaries have a reporting date of June 30.
All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.
d	Current and non-current classification
The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:
(i)	expected to be realised or intended to be sold or consumed in the normal operating cycle;
(ii)	held primarily for the purpose of trading;
(iii)	expected to be realised within twelve months after the reporting period; or
(iv)	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period
All other assets are classified as non-current.
A liability is current when:
(i)	it is expected to be settled in the normal operating cycle
(ii)	it is held primarily for the purpose of trading
(iii)	it is due to be settled within twelve months after the reporting period; or
(iv)	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification. The Group classifies all other liabilities as non-current.
e	Fair value measurement
When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.
Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.
Financial assets and financial liabilities measured at fair value in the statement of financial position are grouped into three levels of a fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:
Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
Level 3:	unobservable inputs for the asset or liability.
f	Financial instruments
Recognition and de-recognition
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.
Classification and initial measurement of financial assets
All financial assets are initially measured at fair value adjusted for transaction costs.
Financial assets, are classified as financial assets at amortised cost.
The classification is determined by both:
i)	the Group’s business model for managing the financial asset; and
ii)	the contractual cash flow characteristics of the financial asset.
Subsequent measurement of financial assets
Financial assets at amortised cost
Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVTPL):
(i)	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
(ii)	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.
Impairment of financial assets
IFRS 9’s impairment requirements use forward-looking information to recognise expected credit losses – the ‘expected credit loss (ECL) model’. The Group considers a broad range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.
In applying this forward-looking approach, a distinction is made between:
(i)	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’); and
(ii)	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).
‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date. ‘12- month expected credit losses’ are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category. Measurement of the expected credit losses is determined by a probability- weighted estimate of credit losses over the expected life of the financial instrument.
Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.
Classification and measurement of financial liabilities
The Group’s financial liabilities include borrowings, amounts payable on acquisition of plant, deferred amounts payable for acquisition of plant and trade & other payables.
Financial liabilities are initially measured at fair value and are adjusted for transaction costs. Subsequently, financial liabilities are measured at amortised cost using the effective interest method.
All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.
g	Property, plant and equipment
Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.
As at the reporting date, the Group holds no plant and equipment available for use.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
h	Leases
Identification of a lease
For any new contracts, the Group considers whether a contract is or contains a lease. A lease is defined as ‘a contract or part of a contract, conveying the right to use an identified asset for a period time in exchange for consideration’. To apply this definition, the Group assesses whether the contract meets the three key evaluations;
The contract contains an identified asset which is either explicitly or implicitly identified as made available to the Group:
i)	the Group has the right to obtain substantially all economic benefits from the use of the identified assets throughout the period of use; and
ii)	the Group has the right to direct the use of the identified asset throughout the period of use.
Short-term leases and leases of low-value assets
The Group assesses if any identified lease meets the short-term lease or the low-value asset exemptions. If either of these exemptions are met, the Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
i	Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs.
j	Impairment of non-financial assets
At the end of each reporting period, the Group reviews the carrying amounts of its non-financial assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be identified.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
k	Employee benefits
Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.
Other long-term employee benefits
The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Defined contribution superannuation expense
Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.
l	Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.
No gain or loss is recognised in the statement of comprehensive income on the purchase, sale, issue or cancellation of the shares.
m	Other contributed capital
Other contributed equity represents capital received from investors for which the Group has not yet issued shares at June 30. Upon the receipt of funds, the Group assesses if the instrument holds no contractual obligations for the Group to deliver or exchange cash or another financial asset or liability to the third party and subsequently, if the Group intends to settle the instrument in its own equity instruments. If both of these conditions are met, the Group classifies the funds received as other contributed equity.
Upon issuance of the shares, the other contributed equity will be transferred to share capital.
n	Share-based payments
The Group operates an employee option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortised over their vesting period. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Binomial model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognised for services received as consideration for the equity instruments granted is based on the number of equity instruments that eventually vest.
o	Government grants
Government grants are recognised at fair value where there is reasonable certainty the grant will be received upon meeting all grant terms and conditions. Grants relating to government JobKeeper program have been recognised as an offset against employee expenses.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
The JobKeeper program was established by the Australian government. The program provided wage support to businesses on a per-employee basis to assist businesses negatively impacted by the COVID-19 pandemic
p	Income tax
Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.
Current income tax assets and / or liabilities comprise those obligations to, or claims from, the Australian Taxation Office (ATO) and other fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Group and it is probable that reversal will not occur in the foreseeable future.
Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realisation, provided they are enacted or substantively enacted by the end of the reporting period.
Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income, based on the Group’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.
Deferred tax assets and liabilities are offset only when the Group has a right and intention to set off current tax assets and liabilities from the same taxation authority.
Changes in deferred tax assets or liabilities are recognised as a component of tax income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income (such as the revaluation of land) or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.
The Group has not formed a tax consolidated group. As a consequence each member of the Group is responsible for and entitled to its own tax liabilities and benefits wih no right of offset within the Group.
q	Significant accounting judgements, estimates and assumptions
Acquisition accounting (refer Note 10)
The acquisition of the Redbank Power Station was determined to be an acquisition of an asset due to the following factors
i)	the plant had not been operating for a period of over 4 years;
ii)	only 1 employee was engaged at the time of acquisition, who was on care and maintenance duties;
iii)	no contractual arrangements were included as part of the purchase for the supply of raw materials or the sale of output.
Assessment of market interest rates (refer Note 12)
Management uses valuation techniques to determine the fair value of financial instruments (where active market quotes are not available) and non-financial assets. This involves developing estimates and

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.
Capitalisation of costs (refer Note 10)
Subsequent to the purchase of the Redbank Power Station, management evaluate costs incurred and determine if they are directly attributable to bringing the asset to the necessary condition for it begin operation. These costs are capitalised to the asset.
Impairment of non-financial assets
The Group makes significant judgements when assessing if assets are impaired. The Group reviews internal and external data to identify whether indicators of impairment are present. No indications of impairment were identified as being present at June 30, 2020.
Share based payments (refer Notes 14 and 15)
Share options were valued using a binomial option pricing model. The Group has estimated price volatility using the historic volatility of a basket of comparable companies. The Group has estimated there will be no employee attrition over the vesting period.
Uncertain tax positions (refer to Note 8)
In determining its tax position, the Group is required to assess the application of relevant taxation laws and interpretations and determine whether it is probable a tax authority will accept an uncertain tax position (‘UTP’) used, or proposed to be used, by the Group. When there is an UTP, IFRIC 23 requires the Group to assess the UTP using either a:
(i)	‘most likely amount’ methodology – when the outcome is binary or concentrated to a specific matter; or
(ii)	‘expected value’ or probability-weighted methodology – when there is a range of possible outcomes.
This assessment relies on significant management judgement and may involve future events. New information may become available that causes the Group to change its judgement regarding the appropriateness of its tax position.
The Group has elected not to recognise tax losses at balance sheet date due to the uncertainty in relation to the availability of those losses and the uncertainty in relation to the timing of utilising those losses in the future.
4	New and amended accounting standards early adopted by the Group
The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group. Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.
5	Accounting standards issued but not yet effective and have not been adopted early by the Group
International Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended June 30, 2020. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations listed below:

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
Amended Standard	Date of effectiveness	First period to be adopted by the Group
IFRS 3 Business Combinations	January 1, 2022	June 30, 2023
IFRS 9 Financial Instruments	January 1, 2022	June 30, 2023
IFRS 16 Leases	January 1, 2022	June 30, 2023
IAS 16 Property, Plant and Equipment	January 1, 2022	June 30, 2023
IAS 37 Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022	June 30, 2023
6	Segment information
For management purposes, the Group is organised into a single business unit which is the development and the operation of a sustainable energy business in order to produce clean energy.
7	Expenses
7.1 Employee benefits expense	2020
Wages and salaries	$755,593
Other employee expenses	5,954
Jobkeeper payments (grant income)	(24,000)
Equity settled share based payments	154,142
891,689
7.2 Finance expense – net	2020
Discounting impact on deferral amount payable for acquisition of plant	$24,218
Financing costs of convertible notes	306,662
330,880
7.3 Rental expense
Rental expense	$120,000

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
8	Income tax
2020
(a) Income tax expense
Loss before income tax expense	$(2,525,431)

Prima facie tax benefit at 27.5%	694,493

Tax effect of amounts that are not deductible in calculating taxable income:
Share-based payments	(42,389)
Finance costs of convertible notes	(54,249)
Discounting impact on deferral amount payable for acquisition of plant	(6,660)
591,195
Movement in temporary differences
Movement in leave provision	(5,307)
Movement in accruals	(19,228)
Tax losses not recognised	(566,660)
Income tax expense – tax benefit not recognised	—
(b) Income tax recognised directly in equity
Capital raising costs	6,875
Tax losses not recognised	(6,875)
Income tax recognized directly in equity – tax benefit not recognised	—
(c) Unrecognised deferred tax assets
Capital raising costs	13,090
Accruals and provision for employee benefit expense	43,589
Carry forward tax losses	1,196,710
Unrecognised deferred tax asset	1,253,389
The Group has tax losses available to be utilised at June 30, 2020. The benefit relating to these and the current year losses has not been recognised in the financial report at June 30, 2020 as it is not probable that future taxable profit will be available against which the Group would be able to utilise these losses. The Group has elected not to recognise tax losses at balance sheet date due to the uncertainty in relation to the availability of those losses and the uncertainty in relation to the timing of utilising those losses in the future.
Tax returns for the Group for the year ended June 30, 2020 are in progress at the date of this report.
Current and prior year tax losses will only be recognised if:
(i)	the Group and the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
(ii)	the Group and the Company continue to comply with the conditions for deductibility imposed by tax legislation; and
(iii)	no changes in tax legislation adversely affect the Group and the Company in realising the benefit from the deductions for the losses.
The Company and its wholly owned entities have not formed a consolidated income tax group as of June 30, 2020.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
9	Cash and cash equivalents
2020
(a) Cash and bank balances	$285,037

Cash at bank earns interest at floating rates based on daily bank deposit rates.

(b) Reconciliation of the net profit after tax to net cash used in operating activities

Loss from continuing operations after tax	(2,525,431)

Adjustments for:
Equity settled share-based payment	154,152
Non-cash finance costs	317,824

Changes in operating assets and liabilities, net of effects from purchase of controlled entity

Increase in payables	217,435
Decrease in other liabilities	(28,806)
Increase in provision	19,298
Net cash used in operating activities	(1,845,538)

(c) Non-cash investing activities

Debts assumed on acquisition of the Redbank Power Station	—
Finance costs capitalized (Note 10)	220,925

(d) Non-cash financing activities
Issue of shares in-lieu of cash for services provided (Note 13)	360,000
Recognition of equity component of convertible note (Note 14)	347,830
10	Plant and equipment
2020
Acquisition of power station, at cost	$6,761,086

Opening balance	6,511,923
Acquisition costs	—
Borrowing costs(1)	220,925
Additions at cost(2)	28,238
Closing balance	6,761,086
(1)	The Redbank Power Station is not available for use. The Group capitalises borrowing costs directly attributable to the purchase of the asset and bringing the asset to a useable condition.
(2)	Subsequent to the purchase of the Redbank Power Station, the Group evaluates costs incurred and capitalises allowable costs incurred in bringing the asset to a useable condition.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
11	Trade and other payables
2020
Trade payables	$490,647
Accrued expenses	99,921
Closing balance	590,568
12	Financial liabilities
2020
Current
Payable on acquisition of plant (Note 18)	$750,000
Secured loan(1)(2)	1,838,929
Deferred amount payable for acquisition of plant(5)(6)	1,488,265
Other	25,000
4,102,194
Non-current
Secured loan(1)(2)	—
Convertible notes(3)(4)	1,427,950
Deferred amount payable for acquisition of plant(5)(6)	—
1,427,950
Total financial liabilities	5,530,144
(1)
Upon purchase of the Redbank Power Station on 7 September 2018, the Group assumed a loan owed by the vendor of $2,500,000. The loan is secured against the assets acquired and carries an interest rate of 12.0%. The loan has monthly repayment instalments, with additional substantial payments upon the occurrence of significant events and a final maturity date of 18 June 2021.

Subsequent to the end of the financial year, the terms and amount of the secured loan and the deferred amount payable for the acquisition of plant have been renegotiated, refer Note 22.
(2)
In the period from 15 December 2019 until 18 December 2020 the Company was in default of repayment obligations under the loan facility agreement. Upon renegotiation and execution of an updated loan facility agreement on 18 December 2020 the Company was no longer in default (refer Note 22).

(3)
Interest payable at 8% per annum until repaid or converted. Term of 24 months from date of issue, unless converted or repaid prior. Can be converted at holder option at a conversion price of $0.18 per ordinary share (equivalent to 10,777,777 ordinary shares). If listing of the Company’s securities on a stock exchange has not occurred within 6 months of generation commencing to be repaid at 115% of face value. Company can elect to repay at anytime prior to redemption at 150% of face value.

(4)
A significant estimate in the valuation and treatment of the Group’s convertible notes is determining a market interest rate. Management performed this by observing comparable loans without conversion features to determine the market value of the conversion feature. Management determined a market interest rate for a comparable loan without a conversion feature to be 20%. This is a tier 3, non-recurring fair value input.

(5)
Amount owing on the purchase of the Redbank Power Station, the balance is due for payment in 3 equal instalments on June 18, 2020, December 18, 2020 and June 18, 2021. As required by IFRS 9, the Group determined a fair value at initial recognition discounting the financial liability to represent the time-value and market risk of these cash flows.

Subsequent to the end of the financial year, the terms and amount of the secured loan and the deferred amount payable for the acquisition of plant have been renegotiated, refer Note 22.
(6)
A significant estimate in the valuation and treatment of the Group’s deferred amount payable for acquisition of plant is determining a market interest rate. Management performed this by observing comparable loans. Management determined a market interest rate for a comparable loan to be 20%. This is a tier 3, non-recurring fair value input.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
13	Equity Shares
	2020
	Shares	$
Ordinary shares – fully paid	95,222,224	5,020,000

Movements in fully paid ordinary shares	Date	Issue price
Balance at the beginning of the financial period			91,555,558	4,372,000
Issue of shares	06/03/18	$0.00	—	—
Issue of shares	06/03/18	$0.00	—	—
Issue of shares	30/05/18	$0.20	—	—
Issue of shares	30/05/18	$0.19	—	—
Issue of shares	07/06/18	$0.12	—	—
Issue of shares	31/3/19	$0.20	—	—
Issue of shares	23/10/19	$0.18	1,666,666	300,000
Issue of shares	05/11/19	$0.18	2,000,000	360,000
Transaction costs of issues			—	(12,000)
Balance at the end of the financial year			95,222,224	5,020,000
Ordinary shares entitle the shareholder to participate in dividends and the proceeds of winding up the Company in proportion to the number of shares held and the amounts paid on shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital. On a show of hands, every member present at a meeting in person, or by proxy, shall have one vote per share and upon a poll, each share shall have one vote.
Options
The Company has the following share options outstanding under share-based plans:
	2020
	Number of options	Weighted average exercise price

Opening balance	7,000,000	$ 0.21
Granted – Class A	—	—
Granted – Class B	—	—
Granted – Class C	—	—
Closing balance	7,000,000	$0.21
Exercisable at June, 30	1,000,000	$0.60

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
No options were exercised, expired or were cancelled during the current or prior financial year. Share options outstanding at the end of the year have the following expiry date and exercise prices.
Class	Vesting conditions	Grant date	Expiry date	Exercise price	Vested & exercisable	Not vested, not exercisable	Number 2020
Class A	Vested	30/04/18	30/04/23	$0.600	1,000,000	—	1,000,000
Class B	Remain employed for 4 years	01/12/18	01/12/25	$0.150	—	4,000,000	4,000,000
Class C	Remain employed for 2 years	01/12/18	01/12/25	$0.150	—	2,000,000	2,000,000
					1,000,000	6,000,000	7,000,000
Capital risk management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern so that it may continue to develop its business and ultimately provide returns for shareholders and benefits for other stakeholders. The Group also seeks to maintain an appropriate structure of debt and equity. The Group’s capital consists of equity raised via share and option issues, convertible instruments and loan amounts owed.
There are no restrictions placed by external parties on its capital management processes, other than in the event of raising certain levels of equity triggers additional repayments due under its loan facility.
In order to maintain or adjust the capital structure at its current stage of development, the Group actively manages its cash outgoings and/or raises additional equity. There have been no changes in the capital management policies or processes from the prior year.
Other contributed equity
Other contributed equity relates to capital which has been raised but for which shares have not been issued at June 30, 2020. As at June 30, 2020 the Group holds $265,000 of capital for which 1,325,000 shares will be issued at $0.20 each.
14	Reserves
2020
Share-based payment reserve
Opening balance	$89,166
Share-based payment	154,142
Closing balance	243,308
The share-based payment reserve records the value of share options issued to Directors and employees of the Company and third parties.
Other capital reserve
Opening balance	$—
Recognition of equity component on issue of convertible notes	347,830
Convertible note transaction costs	(81,937)
Closing balance	265,893
The other capital reserve is used to recognise the equity component of financing transactions. As at June, 30 2020 this includes the equity component within convertible notes payable.
Total reserves	$509,201

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
15	Share-based payments
Class A options were issued to shareholders as part consideration for capital raised from those shareholders. They are able to be converted into ordinary shares. There are no vesting conditions or limitations to voting on conversion.
Class B and Class C options were issued to a director and employees of the Group for services rendered. The options were vested over 2-4 years and require the director or employee to remain employed with the Group. Vested options can be converted into ordinary shares for no additional capital.
Details of share options granted during the prior period:
	Class B	Class C
Grant date	01/12/18	01/12/18
Expiry date	01/12/25	01/12/25
Exercisable from	01/12/22	01/12/20
Dividends	$0.00	$0.00
Exercise price	$0.15	$0.15
Number of options issued	4,000,000	2,000,000
Fair value at grant date	$308,600	$154,300
Fair value at grant date per option	$0.077	$0.077
Vesting conditions	Remain employed for 4 years	Remain employed for 2 years

The fair values of the share options were determined using the following parameters:
Expected volatility of ordinary shares(1)	70%	70%
Risk free interest rate	2.44%	2.44%
Underlying share price at valuation date(2)	$0.120	$0.120
Weight average life of option	7.0	7.0
Exercise price	$0.15	$0.15
Valuation method	Binomial	Binomial
(1)
A significant estimate in the valuation and treatment of the Group’s share-based payments is determining an appropriate volatility. Management performed this by observing a basket of comparable companies listed on the Australian Stock Exchange. Management determined an expected volatility of ordinary shares of 70%. This would be reflected through the profit or loss over the life of the share-based payment. This is a tier 2, non-recurring fair value input.

(2)
A significant estimate in the valuation and treatment of the Group’s share-based payments is determining an appropriate underlying share price. Management performed this by observing capital raises undertaken by the Group around the time of issuance. At the time of the valuation, the most recent capital raising by the Group occurred on June 7, 2018 for $0.12 per share. This is a tier 2, non-recurring fair value input.

16	Financial assets and liabilities
(a)	Financial risk management objectives
The Group’s financial instruments consist mainly of deposits with banks, accounts payable and loans. The main purpose of non-derivative financial instruments is to raise finance for Group operations. The directors consider that the limited risks mean there is no need to enter into risk management strategies involving derivative instruments. The Group is exposed to credit risk, liquidity risk and interest rate risk.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
(b)	Categories of financial instruments
The following table details the carrying amounts and fair values of the Group's financial assets and financial liabilities. The directors consider that the carrying amounts of financial assets and liabilities recorded at amortised cost in the financial statements approximate their fair values.
2020
Financial assets
Measured at amortised cost
Cash and cash equivalent	$285,037

Financial liabilities
Liabilities measured at amortised cost
Trade and other payables	522,621
Payable on acquisition of plant	750,000
Secured loan	1,838,929
Deferred amount payable for acquisition of plant	1,488,265
Convertible notes	1,427,950
Other liabilities	25,000
6,052,765
(c)	Credit risk exposures
Credit risk arises principally from the Group’s receivables and cash and bank balances. Credit risk is kept continually under review and managed to reduce the incidence of material losses being incurred by the non- receipt of monies due.
The maximum exposure to credit risk on financial assets of the Group which has been recognised on the consolidated statement of financial position is generally the carrying amount, net of any provisions for doubtful debts. The Group has no significant concentrations of credit risk with any single counterparty or group of counterparties. The Group's financial assets are limited to credit risk exposures to Australia on a geographical basis.
	Interest rates	Contractual repayment amount	Less than 1 year
2020
Cash and cash equivalents	0%	$285,037	285,037
(d)	Liquidity risk management
The board has put in place liquidity risk management policies for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by having a combination of:
(i)	continuously monitoring forecast and actual cash flows;
(ii)	having in place loan facilities structured to grow as the size of the business increases; and
(iii)	arranging issues of securities as required.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group could be required to pay. The table includes principal and interest cash flows at the face value of the amount owing and therefore the figures differ from those shown in the financial statements.
	Interest rate	Less than 1 year	1-5 years	Total
2020
Trade and other payables	0%	$522,621	$—	$522,621
Payable on acquisition of plant	0%	750,000	—	750,000
Secured loan	12%	2,059,600	—	2,059,600
Deferred amount payable for acquisition of plant	0%	1,500,000	—	1,500,000
Convertible note	8%	155,200	2,017,600	2,172,800
Other liabilities	0%	25,000	—	25,000
		5,012,421	2,017,600	7,030,021
The table below reflects an undiscounted view of the contractual maturity for financial liabilities and cash flows expected to be realised from financial assets. Actual timing may differ from that disclosed. The timing of the cash flows presented in the table to settle financial liabilities reflects the earliest contractual settlement dates.
	Less than 1 year	1-5 years	Total
2020
Group financial liabilities due for payments
Trade and other payables	$522,621	$—	$522,621
Payable on acquisition of plant	750,000	—	750,000
Secured loan	2,059,600	—	2,059,600
Deferred amount payable for acquisition of plant	1,500,000	—	1,500,000
Convertible note	155,200	2,017,600	2,172,800

Total contractual and expected outflows	5,012,421	2,017,600	7,030,021

Group financial assets – cash flows realisable
Cash and cash equivalents	285,037	—	285,037
Total anticipated inflows	285,037	—	285,037

Net outflow	4,727,384	2,017,600	6,744,984
(e)	Interest rate risk management
The Group has borrowed funds at fixed rate of interest and therefore currently has limited exposure to movements in interest rates.
17	Contingent Liabilities
The Company has entered into a series of contracts (Agreements) for the acquisition of the Redbank Power Station (Redbank). The Agreements provide that the Company will pay to parties up to $9,500,000 from earnings upon the recommencement by Redbank of electricity generation. Amounts due are assessed annually and are payable, in part, to a related party (Note 18). Each year a maximum of 30% of net profit

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
after tax less projected cash payments over the 6 months following the end of the relevant financial year to meet required interest payments under any external debts of the Company incurred in the recommissioning (refer Note 22 for changes to this contingent liability post June 30, 2020.
18	Related Party Disclosures
(a)	Subsidiary company
The consolidated financial statements include the financial statements of the Company and its controlled entity listed in the following table. The Company is the ultimate Australian parent entity and the ultimate parent of the Group.
Name of entity	Country of incorporation	% Equity interest 2020
Flumine Investments Pty Limited	Australia	100%
The controlled entity results and financial position are not material to the Group's results. At the reporting date the controlled entity is a $1 investment.
(b)	Transactions with controlling shareholder
Transactions with a controlling shareholder, or their related entities during the financial period were as follows:
The Group has entered into a Corporate Advisory and Business Development Mandate (Agreement) with the controlling shareholder. The Agreement provides for the payment of fees for the raising of debt or equity capital and the charging of costs associated with the administration of the Group.
The controlling shareholder invoiced fees and expenses for the provision of management, accounting, office administration, consulting and company secretarial services to the Group, consisting of:
2020

Occupancy expenses: Office rent	$120,000
Management fees: fees for provision of management and administrative services	277,500
397,500
During the prior reporting period the Company entered into agreements with the controlling shareholder for the assignment of the right to acquire the Redbank Power Station. The agreements provided for the payment of a fee of $1,000,000 and as at June 30, 2020 an amount of $750,000 remains outstanding, refer Note 12. The agreements also provided for a performance payment of $4,500,000 payable after the recommencement of energy generation, which forms part of the contingent liability at Note 17. Subsequent to June 30, 2020 this performance fee was extinguished by an issue of shares by the Company as detailed in Note 22.
All transactions with shareholders are negotiated on an arm’s length basis.
19	Key management personnel disclosures
Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Group. Key management personnel consists of the directors of the Company and senior management of the Group, all transactions with key management personnel are on an arms length basis.
Certain key management personnel are entitled to notice of 12 months prior to the recommissioning of the Company’s power station and thereafter 3 months.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
(a)	Compensation of Key Management Personnel
The aggregate compensation made to key management personnel of the Group is set out below. The remuneration shown includes all amounts incurred for the year.
2020
Short term	$527,502
Share-based payments	38,690
Post-employment	15,200
Termination benefits	—
581,392
(b)	Option holdings
The number of share options in the Company held during the financial year by a director of the Company or senior management of the Group, including their personally related parties, are set out below.
Details of share options granted are provided at Note 15.
	Balance at the start of the year	Granted as compensation	Balance at the end of the year
2020
Key management personnel	2,000,000	—	2,000,000
20	Auditor’s renumeration
2020

Fees charged by the auditor of the Company for auditing the financial report	$40,000
21	Earnings per share
2020 Cents per share
Basic and diluted earnings per share (continuing operations) (cents per share)(1)	($0.03)
The following reflects the income and share data used in the basic and diluted earnings
Loss attributable to shareholders of the Company used in the calculation of basic earnings per share	($2,525,431)
Loss attributable to shareholders of the Company used in the calculation of diluted earnings per share	($2,525,431)

Weighted average number of ordinary shares for basic earnings per share	93,999,091

Weighted average number of ordinary shares adjusted for the effect of dilution(2)(3)	93,999,091
(1)
Share options and convertible instruments on issue that have been assessed as being antidilutive for the purpose of calculating earnings per share have been excluded from the calculation of earnings per share as the Group has incurred a loss after tax. In that circumstance the inclusion of share options would reduce the earnings per share (loss) and present a misleading result.

(2)	Excludes the effective of conversion of 7,000,000 options on issue and the conversion of convertibles at the expected conversion price of 18 cents each resulting in 10,777,778 ordinary shares.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
(3)	Issues of shares and options subsequent to June 30, 2020 that may have a material impact on the calculation of earnings per share
2020
Shares issued subsequent to year end (refer Note 22)	87,182,105
Share split – 2 shares for each share held (refer Note 22)	110,951,829
Options issued subsequently to June 30, 2020 (refer Note 22)	30,584,250
22	Events after balance sheet date
There have been no significant events occurring after the balance date which may affect the Group’s operations, results of those operations or the Group’s state of affairs, other than as noted below.
Issue of securities
The Group has raised $3,145,921 by the issue of 15,729,605 shares at $0.20 (pre-share split) each on September 8, 2020.
The Group issued 15,000,000 shares at a deemed issue price of $0.10 (post share split) each as compensation for the reduction by $4,500,000 of a contingent liability relating to the acquisition of the Redbank Power Station (refer Note 18).
The Group issued 8,000,000 options to a consultant as part payment for services. Each option is convertible into 1 ordinary share at an exercise price of $0.075 per option, with an expiry date of December 1, 2025.
On February 17, 2021, the Group entered into an agreement with consultants to issue 30 million performance shares as an incentive to assist in the development of the Group’s hydrogen production facilities (Hydrogen Project) by preparing an assessment of its financial viability (Feasibility Study), finding suitable locations and negotiating offtake agreements. The performance shares will only vest if the following targets are met:
–	First tranche of 10 million performance shares:
○	following at least $500,000 being raised by the Group;
○	the Feasibility Study is completed within 6 months (or such other reasonable time as agreed between the parties); and
○	the Feasibility Study delivers a commercially acceptable result
–	Second tranche of 10 million performance shares:
○	First Tranche conditions have been satisfied; and
○	an agreement is reached with the Port of Newcastle in relation to securing a location for the Hydrogen Project or another alternative location acceptable to the Group
–	Third tranche of 10 million performance shares:
○	First and Second Tranche conditions have been satisfied; and
○	an offtake agreement for the Hydrogen Project is secured on a reasonable commercial terms
The Group issued on March 15, 2021 39,696,250 shares at an issue price of $0.16 together with 3,326,750 options with an exercise price of $0.30 per option, with an expiry date of July 31, 2024 and 11,531,250 options with an exercise price of $0.20 with an expiry date of March 31, 2025.
The Group issued on April 14, 2021 16,756,250 shares at an issue price of $0.16 together with 6,250,000 options with an exercise price of $0.20 per option and an expiry date of March 31, 2025 and 1,476,250 options with an exercise price of $0.30 and an expiry date of July 31, 2024.

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
Shareholder meeting and changes to structure
At a general meeting of shareholders held on August 27, 2020 it was approved that:
(i)	the Company changed its registration status from a propriety company limited by shares to a public company limited by shares;
(ii)	changed the name of the Company from Hunter Energy Pty Limited to Hunter Energy Limited;
(iii)	adopted a new constitution to reflect the above changes; and
(iv)	the Company split its ordinary shares on a 2:1 basis.
Shareholder meeting and changes to structure
At a general meeting of shareholders held on June 1, 2021 it was approved that:
(i)	the Company changed its name to Verdant Earth Technologies Limited;
(ii)	approved a consolidation of share capital on a basis to be determined by the Board of the Company; and
(iii)	minor amendments to the Company’s constitution.
Indebtedness
The Company has entered into an updated loan agreement, the Redbank Finance Facility (“RFF”) with parties in respect of the secured and unsecured indebtedness and amended the terms and amounts payable.
The terms of the existing secured loan and deferred amounts payable for the acquisition of plant have been amended as follows:
(i)	the secured loan and the deferred amount payable for acquisition of plant have been merged by a deed of assignment;
(ii)	the total amount is now owed entirely to one party under a secured loan pursuant to the RFF;
(iii)	the total secured loan balance owing as of the date of signing the RFF consisted of:
	Balance as of June, 30 2020	Movements	Balance as of signing RFF
Secured debt	$1,838,929	$—	$1,838,929
Deferred amount payable for acquisition	1,488,265	31,877	1,520,142
Interest accrued post June 30, 2020	—	110,153	110,153
Additional costs of lenders	—	505,267	505,267
Increase in deferred amount payable for acquisition of plant(1)	—	1,239,212	1,239,212

Other adjustments	—	9,404	9,404
Total owing	3,327,194	1,895,913	5,223,107
(1)	The amounts owing have been increased by $1,239,212 in consideration for the parties cancelling $5,000,000 of a contingent liability;

Verdant Earth Technologies Limited
(Formerly Hunter Energy Limited)

Notes to the Consolidated Financial Statements
(iv)	the repayment terms of the secured loan were revised to:
Signing of RFF (paid December 21, 2020)	$400,000
April 20, 2021	$500,000
September 20, 2021	$500,000
April 2, 2022	$500,000
July 31, 2022	$2,980,484
In addition to the above amounts, while any amount remains owing pursuant to the RFF, monthly payments of $30,000 are payable in the period from signing on December 18, 2020 until April 2, 2021. Thereafter an amount of $50,000 per month is payable. Further amounts are payable upon capital raising being completed by the Group.
The RFF was conditional upon the approval by the company to whom the deferred amount payable for acquisition of plant is owed. As that company is in liquidation the creditors of the company were required to provide their approval, which was subsequently provided on February 11, 2021. The RFF was therefore effective from that date.
(v)
Since the date of signing the RFF the Group has made repayments of $1,256,200, which is ahead of the originally refinanced repayment schedule. This has occurred due to additional amounts becoming due upon the raising of additional capital since refinancing. These repayments have had no impact on the total amount that was repayable as of the date of signing the RFF.

Initial Public Offering
The Group is considering a listing of its securities on a recognised securities exchange and is in the process of undergoing due diligence and preparing the required documentation.

Ordinary Shares

Verdant Earth Technologies Limited
US$   Per Share
PRELIMINARY PROSPECTUS
Roth Capital Partners
   , 2021

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.	Indemnification of Directors and Officers
Australian law. Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:
•	a liability owed to the company or a related body corporate of the company;
•	a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Corporations Act;
•	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or
•
legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred: in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

•	in defending or resisting criminal proceedings in which the officer or director is found guilty;
•
in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

•	in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.
Constitution. Our Constitution provides, that to the extent permitted by law, the Company indemnifies every director, executive officer or company secretary of the Company against a liability to another person, other than the Company or a related body corporate of the Company, provided that the provisions of the Corporations Act are complied with in relation to the giving of the indemnity and the liability does not arise in respect of conduct involving a lack of good faith on the part of the officer.
Indemnification Agreements. Pursuant to our form of deed of access, insurance and indemnity which is filed as Exhibit 10.6 to this registration statement, we have agreed to indemnify our directors. Verdant has agreed to indemnify each of its directors to the extent permitted by law against all liabilities incurred while holding office, including indemnifying directors for any legal expenses incurred in defending proceedings relating to their directorship of Verdant. Any indemnified amounts must be repaid to Verdant to the extent that a director is reimbursed from an insurance policy maintained by Verdant for the directors. Verdant has also agreed to obtain and pay the premiums for insurance policies for each of its directors, which include run-off cover for each director for a period of seven years after they cease to hold office.
SEC Position. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7.	Recent Sales of Unregistered Securities
Since July 1, 2018, we have issued and sold to third parties the securities listed below without registering the securities under the Securities Act of 1933, as amended, or the “Securities Act.” None of these transactions involved any public offering. All our securities were sold through private placement either (i) outside the United States in reliance on Regulation S, (ii) in the United States to a limited number of investors in transactions not involving any public offering or (iii) in the case of employee compensation, pursuant to Rule 701 of the Securities Act. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.
•
In March 2019, we issued (i) 1,666,667 Ordinary Shares at A$0.18 per share to Arthur Phillip Nominees Pty Limited ABN 83111862358, (ii) 1,666,667 Ordinary Shares at A$0.18 per share to HB Energy Pty Limited and (iii) 5,555,558 Ordinary Shares as part of a private placement at A$0.18 per share to institutional and professional investors.

•
In November 2019, we issued (i) 833,333 Ordinary Shares at A$0.18 per share to Arthur Phillip Nominees Pty Limited ABN 83111862358 and (ii) 833,333 Ordinary Shares at A$0.18 per share to HB Energy Pty Limited.

•	In December 2019, we issued A$1,940,000 of unsecured convertible notes to certain institutional and professional investors.
•	In December 2019, we issued 2,000,000 Ordinary Shares as part of a private placement at A$0.18 per share to an institutional investor.
•	In July 2020, we issued a total of 15,729,605 Ordinary Shares as part of a private placement at A$0.20 per share to Arthur Phillip Pty Limited and institutional and professional investors.
•
In September 2020, we effected a forward share split pursuant to which each Ordinary Share outstanding on the date thereof was divided into two Ordinary Shares, which resulted in the issuance of 110,951,829 Ordinary Shares to existing shareholders.

•
In December 2020, we issued a total of 15,000,000 Ordinary Shares at A$0.10 per share to HB Energy Pty Limited and Alberton Resources Pty Limited as part of a settlement agreement to eliminate certain contingent liabilities owed to such parties.

•	In March 2021, we issued a total of 39,696,250 Ordinary Shares at A$0.16 per share as part of private placements to institutional and professional investors.
•	In April 2021, we issued 16,756,250 Ordinary Shares as part of a private placement at A$0.16 per share to institutional and professional investors.
•
We have issued 30,000,000 performance shares at A$0.20 per share to vendors of the issued share capital of Australian Green Hydrogen Pty Limited pursuant to the Sale and Purchase Agreement. Since July 1, 2018, none of these performance shares achieved there conditions for vesting.

•
We have granted, from time to time since July 1, 2018, options to employees, directors, investors and consultants covering an aggregate of 44,584,250 Ordinary Shares, with exercise prices ranging from A$0.075 to A$0.30 per share. As of May 31, 2021, none of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.

Item 8.	Exhibits and Financial Statement Schedules
(a)	Exhibits
Exhibits	Description
1.1*	Form of Underwriting Agreement
3.1	Certificate of the Registration of the Registrant
3.2	Constitution of the Registrant
4.1*	Specimen ordinary share certificate
4.2*	Term Sheet, by and among the Registrant, Hunter Bay Partners Pty Ltd, Arthur Phillip Nominees Pty Ltd and Fontelina Pty Ltd, dated May 30, 2018
4.3*
Shareholders’ Agreement, by and among the Registrant, HB Energy Pty Ltd, Arthur Phillip Nominees Pty Ltd, Fontelina Pty Ltd, Proprietary & Fiduciary Services Pty Ltd and Haxby Pty Ltd, dated June 6, 2018

5.1*	Opinion of McCullough Robertson regarding the validity of the Ordinary Shares being issued
10.1*	Corporate Advisory and Business Development Mandate, by and between the Registrant and Arthur Phillip Pty Ltd., dated March 15, 2018
10.2*	Binding Option Agreement, by and between Registrant (as successor-in-interest to Albertson Resources Pty Ltd and Biogreen Energy Pty Ltd, dated December 18, 2017
10.3*	Acquisition Rights Agreement, by and between Registrant and Albertson Resources Party Ltd, dated March 29, 2018
10.4*	Settlement Agreement, by and among the Registrant, HB Energy Pty Limited and Albertson Resources Pty Limited, dated September 2, 2020
10.5*	Sale and Purchase Agreement, by and among the Registrant, Australian Green Hydrogen Pty Limited, Apaert Pty Limited and Hest Pty Limited, dated February 17, 2021
10.6+*	Form of Deed of Access, Insurance and Indemnity
10.7+*	Letter of Offer, by and between the Registrant and Warren Kember, dated October 15, 2018
10.8+*	Hunter Energy Pty Limited Incentive Option Plan
21.1*	List of subsidiaries
23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm
23.2*	Consent of McCullough Robertson (included in Exhibit 5.1)
24.1*	Power of Attorney (contained on the signature page to this registration statement)
99.1*	Consent of Adam Giles, as director nominee
99.2*	Consent of Michael Addison, as director nominee
*	To be filed or submitted by amendment.
+	Indicates management contract or compensatory plan.
(b)	Financial Statement Schedules
All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
Item 9.	Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sydney, Australia on   , 2021.
Verdant Earth Technologies Limited

By:
	Name:	Richard Poole
	Title:	Chief Executive Officer and Managing Director (principal executive officer)
By:
	Name:	Warren Kember
	Title:	Chief Financial Officer and Company Secretary (principal financial officer and principal accounting officer)
POWER OF ATTORNEY
Each person whose signature appears below does hereby constitute and appoint Richard Poole and Warren Kember and each of them singly (with full power to act alone), as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments and supplements (and any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory entity, granting unto said attorneys-in-fact and agents, and each of them (with full power to act alone) full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

Chief Executive Officer and Managing Director (principal executive officer)
Name: Richard Poole

Chief Financial Officer, Company Secretary and Director (principal financial officer and principal accounting officer)
Name: Warren Kember

Director
Name: James Myatt

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Verdant Earth Technologies Ltd, has signed this registration statement or amendment thereto in New York on     , 2021.
Authorized U.S. Representative

By:
Name:
Title: